As filed with the Securities and Exchange Commission on January 14, 2015.

Registration Statement No. 333-201212

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INFRAREDX, INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	04-3502540
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

34 Third Avenue

Burlington, Massachusetts 01803

Tel: (781) 221-0053

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald Southard

President and Chief Executive Officer

Infraredx, Inc.

34 Third Avenue

Burlington, Massachusetts 01803

Tel: (781) 221-0053

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole Brookshire, Esq. Richard Segal, Esq. Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$55,000,000	$6,391

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 14, 2015

PRELIMINARY PROSPECTUS

                 Shares

COMMON STOCK

We are offering                  shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price will between $         and $         per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol “REDX.”

We are an emerging growth company, as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                  shares of our common stock to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $         and the total proceeds to us, before expenses will be $        .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 ,                 .

RBC CAPITAL MARKETS	CANACCORD GENUITY	BMO CAPITAL MARKETS

OPPENHEIMER & CO.		BTIG

Prospectus dated                 , 2015.

Neither we, nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                 , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Infraredx” “company,” “our,” “us,” and “we” in this prospectus to refer to Infraredx, Inc.

Overview

We are a cardiovascular imaging company advancing the diagnosis and treatment of coronary artery disease, the world’s leading cause of death according to the World Health Organization. In 2012, we completed a 13-year development effort and began commercializing a U.S. Food and Drug Administration, or FDA, cleared optical catheter that utilizes near-infrared spectroscopy, or NIRS, to determine if a patient has cholesterol-rich, lipid core coronary plaques, or LCPs. Our optical catheter also includes an intravascular ultrasound, or IVUS, that shows the structure of the plaque, while NIRS provides information on the lipid content of the plaque, including the presence or absence of a LCP in an individual patient. LCPs are known to complicate stenting procedures, and are suspected to be the vulnerable plaques that cause most heart attacks. Our dual-modality NIRS-IVUS True Vessel Characterization Imaging System, or TVC System, is designed to provide physicians with information that has the potential to improve patient clinical outcomes through more tailored treatments.

CAD is a major global health problem responsible for approximately 7.4 million deaths worldwide in 2012 according to the World Health Organization, and the worldwide frequency of the disease is increasing. There has been considerable progress in understanding the causes of heart attacks precipitated by CAD, specifically linking the accumulation of atherosclerotic plaques within the coronary arteries to coronary events. More specifically, autopsy findings and clinical studies in patients who have experienced a heart attack indicate that at least 60% of these events occur when an atherosclerotic LCP ruptures, leading to a thrombosis, which occludes the flow of blood to the heart muscle. Dr. James Muller, our founder and Chief Medical Officer, conducted studies on the relationship between lipid-rich plaques, or LRPs, of which LCPs are now known to be a subset, and heart attacks during his research as a professor of medicine at the Harvard Medical School. In 1989, along with two colleagues, Dr. Muller introduced the concept that heart attacks occur when a “vulnerable” or “at-risk” LRP ruptures, leading to a thrombosis. However, no prospective trial has confirmed this connection due, in part, to the historical absence of a means to identify LRPs in living patients. Leveraging the proven capabilities of our dual-modality NIRS-IVUS TVC System, we are currently conducting a number of prospective outcomes trials, which we believe, if successful, will conclusively show that LRPs are the vulnerable plaques that cause most coronary events.

Our TVC Imaging System

Our dual-modality NIRS-IVUS TVC Imaging System is the only FDA-cleared technology capable of rapidly, specifically and reliably identifying LCPs, and providing structural plaque information with IVUS. As a result of this capability, our TVC System is being used by physicians with increasing frequency to more fully-characterize coronary plaques. Our TVC System consists of three primary elements: the TVC Console, the Nexus Controller and our proprietary Insight Catheter. Our current TVC System, the MC8, features a 40 micron axial high resolution IVUS image as well as a NIRS-enabled, color-coded map of the artery being imaged, which we call a Chemogram. Our TVC System also shows the presence of a LCP as well as a vessel’s lipid core burden index, or LCBI. Our next generation systems, the MC9 and integrated MC9i, which we anticipate commercializing in 2015, will feature an updated user interface and an enhanced IVUS image with 20 micron axial resolution.

Ongoing Trials

We are currently conducting four prospective outcomes-based studies which, if successful, we believe will conclusively show that LRPs, as detected by our dual-modality NIRS-IVUS TVC technology, are vulnerable plaques. We believe such detection will enhance efforts to prevent coronary events with the targeted use of existing and novel therapies.

Current and Potential Markets

According to Millennium Research Group, Inc., or Millennium Research, the coronary imaging market is estimated to be approximately $626 million in Western Europe, Japan and the United States, which we refer to as the Major Markets, in 2014, which includes IVUS, optical coherence tomography, or OCT, and fractional flow reserve, or FFR. We are currently in the early stages of penetrating this market and believe that our novel TVC System will continue to gain market share. Further, we believe that the benefits of our dual-modality NIRS-IVUS technology may expand the use of intracoronary imaging beyond the existing approximately 400,000 IVUS procedures performed annually in the Major Markets, according to Millennium Research. If our prospective outcomes-based studies are successful, we believe that we will conclusively show that LRPs, as detected by our dual-modality NIRS-IVUS TVC technology, are vulnerable plaques. We believe that such detection may enhance efforts to prevent additional coronary events in patients who undergo percutaneous coronary intervention, or PCI, with the targeted use of existing and novel therapies. According to Millennium Research, approximately 1.9 million patients undergo PCI annually in the Major Markets.

We formally launched our NIRS-IVUS TVC System in the United States in mid-2012. As of December 31, 2014, we had an installed base of 143 TVC Systems, which includes TVC Systems that are sold, leased or placed without compensation. We market our TVC System through a direct sales organization of eight representatives in the United States and Europe, and through distributors in five other territories globally. In Japan, which represents an estimated 46% of the coronary imaging market in the Major Markets according to Millennium Research, we have partnered with Nipro Corporation, or Nipro, a leading medical device supplier, pursuant to a five-year exclusive distribution agreement that expires in August 2019. In August 2014, Nipro received Japanese Pharmaceuticals and Medical Device Agency, or Shonin, approval to market our TVC System in Japan. Nipro is currently awaiting a national Japanese reimbursement decision with respect to our TVC System, which it expects to receive in the first half of 2015.

For the year ended December 31, 2013, our revenues were $2.7 million, and for the nine months ended September 30, 2014, our revenues were $3.7 million. Of these amounts, $2.0 million for the year ended December 31, 2013 and $2.8 million for the nine months ended September 30, 2014 were attributed to sales of our single-use catheters, which we view as our primary revenue driver. For the year ended December 31, 2013, our net loss was $32.1 million, and for the nine months ended September 30, 2014, our net loss was $24.5 million. Our accumulated deficit as of September 30, 2014 was $212.5 million. As of September 30, 2014, we had 130 employees, most of whom work in our corporate headquarters in Burlington, Massachusetts, which includes our vertically integrated manufacturing facility. As of September 30, 2014, we own 48 issued patents globally, of which 33 are issued U.S. patents, five are issued in Japan and 10 are issued in the European Union. As of September 30, 2014, we have eight patent applications pending globally, three of which are patent applications pending in the United States, two are pending in Japan, two are pending under the European Patent Convention and one is a pending Patent Corporation Treaty application.

Limitations of Conventional Cardiovascular Diagnostic Imaging Technologies

Since the inception of interventional cardiology over four decades ago, a variety of imaging technologies have been utilized to assess CAD and provide therapeutic guidance, including during PCI procedures such as stenting. The more commonly utilized technologies include external imaging modalities (such as traditional x-ray, computed tomography, or CT, and magnetic resonance, or MR), coronary angiography, and intravascular imaging. The use of these common imaging technologies allows the physician to visualize the coronary vessels with varying levels of accuracy, depending on the technology used, and identify regions of stenosis and restricted blood flow. However, these technologies have limited ability to determine the chemical composition of atherosclerotic plaques or detect potentially dangerous plaques that do not cause a narrowing of the coronary vessel.

Our Solution

Our dual-modality NIRS-IVUS TVC Imaging System is the only FDA-cleared technology capable of rapidly, specifically and reliably identifying LCPs, and providing structural plaque information with IVUS. As a result of this capability, our TVC System is being used by physicians with increasing frequency to more fully-characterize coronary plaques. Our optical catheter includes an IVUS capability that provides a high resolution image of the structure of the plaque. Our novel NIRS capability is able to detect LCPs, which are known to complicate stenting procedures, and are suspected to be the vulnerable plaques that cause most heart attacks. The resulting IVUS image and NIRS-enabled Chemogram can enable rapid, specific and informed clinical decision-making and enhance long-term treatment strategies.

Benefits of Our Solution

We believe that our TVC Imaging System provides the following benefits:

Current Benefits

•	Enhancement of the Stenting Procedure by IVUS. Our TVC System provides physicians with a high resolution IVUS image that clearly displays key structural details of a plaque, including its location, length and the degree of stenosis that it causes. The IVUS image shows the length and diameter of stent required to fully cover the plaque, and has the ability to confirm full stent expansion.

•	Enhancement of the Stenting Procedure and Post-Stenting Management by NIRS. It has been shown that patients with a high lipid core burden index, as measured by NIRS, have an increased risk of subsequent coronary events relative to patients with fibrotic plaques. Therefore, we believe that the information provided by our NIRS technology can aid in selection of the intensity of anti-lipid and anti-thrombotic treatment in the months and years post-stenting.

Potential Future Benefits

•	Detection of Vulnerable Plaque in Patients Undergoing PCI. If our four prospective outcomes-based studies are successful, we believe that we will conclusively show that LRPs, as detected by our dual-modality NIRS-IVUS technology, are vulnerable plaques. We believe such detection will enhance efforts to prevent subsequent coronary events in the approximately 1.9 million patients undergoing PCI annually in the Major Markets with the targeted use of existing and novel therapies.

•

Detection of Vulnerable Plaques in Patients Undergoing Coronary Angiography without PCI. There are approximately 3.3 million patients per year who undergo coronary angiography in the Major Markets, according to Millennium Research, but are found not to have a stenosis narrow enough to warrant PCI. Some of these patients are likely to have non-stenotic vulnerable plaques or stenotic plaques that may be dangerous but do not meet current stenting guidelines. If our TVC System is shown to be effective in the prevention of subsequent events in patients undergoing PCI, we believe that our TVC System will then be studied for its ability to prevent heart attacks in a portion of these patients by facilitating the preventive treatment of vulnerable plaques.

•	Cost Effectiveness of Detection and Treatment of Vulnerable Plaques. If we are successful in demonstrating that LRPs are in fact vulnerable plaques, we believe that we can have a meaningful impact on both the diagnostic and treatment paradigms of CAD, which may eventually lead to the reduced incidence of spontaneous coronary events. Through early detection and intervention, and improved stent placement, we believe that our novel TVC System could reduce the direct and indirect expenses associated with coronary events, and reduce downstream consequences associated with such events, including other cardiovascular conditions such as heart failure and arrhythmia.

Our Strategy

Our initial goal is to expand the use of our TVC System for the optimization of coronary stenting as currently performed for coronary stenoses. Our longer term goal is to prove that LRPs, as detected by NIRS imaging, are vulnerable plaques and that such plaques can be treated before they cause a coronary event. Accordingly, we believe our technology can have a profound impact on the lives of many patients and is capable of reducing the overall costs to the healthcare system associated with coronary events and their consequences. Our strategy to achieve our goals includes:

•	Expanding Our Sales and Distribution Capabilities.

•	Continuing to Advance Our Product by Enhancing Our TVC System Capabilities.

•	Entering the Japanese Market with Our Partner Nipro Corporation.

•	Further Demonstrating the Clinical Utility of Our TVC System through Clinical Studies.

•	Using Evidence of Clinical Benefit and Cost Effectiveness Data to Obtain Physician Payment and Hospital Reimbursement for TVC Imaging.

•	Growing Our Market Opportunity by Expanding the Advanced Coronary Imaging Market.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred significant operating losses since inception and may not achieve profitability.

•	We are dependent on the success of our TVC System and cannot be certain that our TVC System, or the combined NIRS-IVUS technological platform on which it is based, will achieve the broad acceptance necessary to develop a sustainable, profitable business.

•	If our ongoing LRP and PROSPECT 2 / ABSORB studies are unable to show that LRPs are the vulnerable plaques that are a frequent cause of spontaneous coronary events or subsequent large-scale treatment trials are unable to demonstrate that effective therapies are available for the treatment of vulnerable plaques once identified, we may not be able to differentiate our integrated NIRS-IVUS technology from IVUS-only technology and therefore may be unable to meaningfully develop or expand the market for our TVC System.

•	If the clinical studies that we sponsor or co-sponsor do not produce results necessary to support regulatory clearance, approval, adequate third-party payor reimbursement, and/or market acceptance of our products in the United States or elsewhere, we may not be able to develop or increase penetration in identified markets and our business prospects may suffer.

•	We have a $30.0 million debt facility that contains covenants with which we may not be able to comply and, to secure the facility, these lenders have a security interest in substantially all of our assets, including our intellectual property.

•	We expect that we will require significant additional capital to pursue our growth strategy, and our failure to raise capital when needed could prevent us from executing our growth strategy.

•	Japan represents a significant market for our TVC System and we are dependent on our partnership with Nipro to commercialize our TVC System in the Japanese market.

•	To market and sell our product internationally, we depend on third-party distributors, and our distribution relationships may not be successful.

•	We derive a significant portion of our revenues from a limited number of customers, and the loss of one or more of these customers could adversely impact our revenues and profitability.

•	Declines in the number of PCI procedures performed for any reason will adversely impact our business.

•	Competition, particularly from companies with longer operating histories and greater resources than us, may harm our business.

•	If we are unable to obtain sufficient reimbursement for procedures performed with our TVC System, it is unlikely that our TVC System will be widely used.

•	If we fail to obtain or maintain, or experience significant delays in obtaining, regulatory clearances or approvals for our products or product enhancements, our ability to commercially distribute and market our products could suffer.

•	Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

•	Our auditors have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or we may otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Corporate Information

Infraredx, Inc. was originally incorporated under the laws of the State of Delaware under the name InfraReDx, Inc. in November 1999. We changed our name to Infraredx, Inc. in November 2012.

Our principal executive office is located at 34 Third Avenue, Burlington, Massachusetts 01803. Our telephone number is (781) 221-0053. Our website address is www.infraredx.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus.

The Infraredx logo and the names Chemogram®, Infraredx®, TVC Imaging System®, TVC Insight Catheter® and other trademarks or service marks of Infraredx, Inc. appearing in this prospectus are the property of Infraredx, Inc. Solely for your convenience, trade names, trademarks and service marks contained in this prospectus may appear without the “®” or “™” symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to those trade names, trademarks and service marks.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are choosing to “opt out” of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies, and only provide two years of selected financial data and reduced disclosure about our executive compensation arrangements in this prospectus. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriter discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for research and development, to expand our sales and marketing efforts and for working capital and other general corporate purposes, including for costs and expenses associated with being a public company. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market Symbol	“REDX”

The number of shares of our common stock that will be outstanding after this offering is based on                 shares of common stock outstanding as of September 30, 2014, giving effect to the conversion of all of our outstanding shares of preferred stock into an aggregate of 212,169,406 shares of our common stock upon the closing of this offering as well as the issuance of                 shares of common stock upon the net exercise of certain of our preferred stock warrants and                 shares of common stock upon conversion of our convertible promissory notes, each as described below.

The number of shares of our common stock that will be outstanding after this offering excludes the following:

•	49,235,586 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, at a weighted-average exercise price of $0.066 per share;

•	3,459,678 shares of our common stock issuable upon exercise of outstanding warrants to purchase preferred stock, at a weighted-average exercise price of $0.477 per share;

•	1,066,500 shares of common stock issuable upon the exercise of options to be issued upon the consummation of this offering, at an exercise price equal to (1) the initial public offering price, if this offering is consummated on or before a date determined by our board of directors or (2) the then-current fair market value of our common stock if this offering is not consummated by such date;

•	1,529,511 shares of common stock issuable upon the exercise of options to be issued subject to, and contingent upon, the consummation of this offering, at an exercise price equal to the initial public offering price; and

•	shares of our common stock reserved for future issuance pursuant to our 2015 Equity Incentive Plan, or 2015 Plan, that will become effective prior to the closing of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year (including all unallocated shares of common stock reserved for issuance under our previously existing Amended and Restated 1999 Stock Option and Incentive Plan, or the 1999 Plan, that will be added to the shares reserved under the 2015 Plan upon its effectiveness).

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 212,169,406 shares of our common stock upon the closing of this offering;

•	the issuance of shares of common stock upon the net exercise at the initial public offering price of certain of our preferred stock warrants, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	the automatic conversion of (1) warrants to purchase an aggregate of 1,209,678 shares of Series E redeemable convertible preferred stock into warrants to purchase an aggregate of 1,209,678 shares of our common stock and (2) warrants to purchase an aggregate of 2,250,000 shares of Series E-1 redeemable convertible preferred stock into warrants to purchase an aggregate of 2,250,000 shares of common stock, in each case upon the closing of this offering;

•	the issuance of shares of common stock upon the conversion of our convertible promissory notes in an outstanding principal amount of $26.0 million, which automatically convert upon the closing of this offering at the initial public offering price, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	the issuance of shares of common stock upon the conversion of our convertible promissory notes in an outstanding principal amount of $10.0 million and $ of accrued interest thereon, which automatically convert upon the closing of this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, which such number of shares is determined by dividing the aggregate principal and accrued interest under such notes by 85% of the initial public offering price;

•	the issuance of shares of common stock upon the conversion of our convertible promissory notes in an outstanding principal amount of $5.0 million and $ of accrued interest thereon, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, which number of shares is determined by (1) dividing the aggregate principal and accrued interest under such notes by 85% of the initial public offering price and (2) multiplying this quotient by 1.5;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;

•	no exercise of outstanding options after September 30, 2014;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock; and

•	a one-for- reverse stock split of our common stock to be effected on or about .

Warrants and Convertible Promissory Notes

The number of shares of our common stock to be issued in connection with the closing of this offering upon the automatic net exercise of certain of our preferred stock warrants and the automatic conversion of our outstanding convertible promissory notes depends on the initial public offering price of our common stock. Based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, these outstanding preferred stock warrants will net exercise into an aggregate of approximately                  shares of our common stock and our convertible promissory notes will convert into an aggregate of approximately                  shares of our common stock. See “Description of Capital Stock” and “Shares Eligible for Future Sale” for a more detailed description of these securities.

For illustrative purposes only, the table below shows the number of shares of our common stock that would be issuable upon the net exercise of the preferred stock warrants and conversion of the convertible promissory notes at various initial public offering prices, as well as the total number of outstanding shares of our common stock as a result:

Assumed Initial Public Offering Price ($)	Estimated Shares of Common Stock Issuable upon Net Exercise of Warrants (#)	Estimated Shares of Common Stock Issuable upon Conversion of Convertible Promissory Notes (#)	Estimated Total Common Stock Outstanding After this Offering (#)

Summary Financial Data

The following tables set forth our summary financial data. We derived the summary statement of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We derived the summary statement of operations data for the nine months ended September 30, 2013 and 2014 and the summary balance sheet data as of September 30, 2014 from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future.

When you read this summary financial data, it is important that you read it together with the historical financial statements and related notes to those statements, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013		2013	2014
	(in thousands, except per share amounts)
				(unaudited)
Statement of Operations Data:
Revenue	$2,637		$2,682	$1,844		$3,675

Cost of revenue	5,474		6,184	3,704		5,259

Gross loss	(2,837)		(3,502)	(1,860)		(1,584)
Operating expenses:
Research and development	7,132		7,522	5,532		5,986
Selling, general and administrative	9,606		12,924	9,374		13,443

Total operating expenses	16,738		20,446	14,906		19,429

Operating loss	(19,575)		(23,948)	(16,766)		(21,013)
Other income (expenses):
Other income	123		120	91		90
Interest expense	(2,079)		(6,538)	(4,952)		(4,804)
Loss on extinguishment of debt	—		(962)	(962)		—
Derivative revaluation(1)	—		(894)	—		(2,092)
Warrant revaluation(1)	(268)		160	3,063		3,319

Total other income (expenses), net	(2,224)		(8,114)	(2,760)		(3,487)

Net loss and comprehensive loss	$(21,799)		$(32,062)	$(19,526)		$(24,500)

Net loss attributable to common stockholders	$(30,249)		$(32,062)	$(19,526)		$(24,500)

Net loss per share attributable to common stockholders—basic and diluted(2)	$(6.21)		$(5.13)	$(3.24)		$(3.18)

Weighted-average shares of common stock—basic and diluted	4,874		6,250	6,020		7,704

Pro forma net loss per share attributable to common stockholders—basic and diluted(3)		$			$

Weighted-average shares of common stock—pro forma basic and diluted(3)

	As of September 30, 2014
	Actual	Pro Forma(5)	Pro Forma as Adjusted(6)
	(unaudited, in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,467	$	$
Total assets	21,147
Long-term debt, including current portion	14,490
Convertible notes payable, including current portion	18,608
Other long-term liabilities(4)	6,798
Warrants to purchase preferred stock	24,720
Derivative liability	4,174
Redeemable convertible preferred stock	153,622
Total stockholders’ deficit	(210,485)

(1)	See Note 11 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of warrant revaluation and Note 12 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of derivative revaluation.

(2)	See Note 15 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(3)	Pro forma basic and diluted net loss per share represents net loss divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the automatic conversion of our preferred stock and convertible promissory notes (using the if-converted method) into common stock and the net exercise of preferred stock warrants for shares of common stock, as though the conversion and net exercise had occurred on the first day of the relevant period.

(4)	Other long-term liabilities represents advances on convertible promissory notes issued in November 2014.

(5)	Pro forma balance sheet data give effect to (a) the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 212,169,406 shares of our common stock upon the closing of this offering, (b) the issuance of shares of common stock upon the net exercise at the initial public offering price of certain of our preferred stock warrants, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and (c) the issuance of shares of common stock upon the conversion of our convertible promissory notes, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. See “—The Offering” above for a description of the number of shares issuable upon the net exercise of certain of our preferred stock warrants and the conversion of our outstanding convertible promissory notes upon the closing of this offering, which depends on the initial public offering price of our common stock.

(6)	Pro forma as adjusted balance sheet data give effect to the pro forma balance sheet data adjustments described in footnote (4) above as well as our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions payable by us.

RISK FACTORS

An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business and Industry

We have incurred significant operating losses since inception and may not achieve profitability.

We have incurred net losses since our inception in 1999. For the years ended December 31, 2012 and 2013, and for the nine months ended September 30, 2014, we had net losses of $21.8 million, $32.1 million and $24.5 million, respectively. As of September 30, 2014, we had an accumulated deficit of $212.5 million. To date, we have financed our operations primarily through private placements of our equity securities, debt financing and, to a much lesser extent, cash flows from sales of our product. We have devoted substantially all of our resources to research and development, sales and marketing activities and clinical and regulatory initiatives to obtain required clearances to commercialize our product. Our ability to generate sufficient revenue from our existing products or from any of our future products, and to transition to profitability and generate consistent positive cash flows is uncertain. Further, because we only recently began generating revenue from product sales and such revenue has been limited to date, any projections that we may make regarding our future revenues are subject to substantial uncertainty and variability, and may not prove to be accurate. Following this offering, we expect that our operating expenses will increase as we continue to support clinical studies involving our product, build our commercial infrastructure, invest in increased sales and marketing efforts, develop, enhance and commercialize new products and incur additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability.

We are dependent on the success of our TVC Imaging System and cannot be certain that our TVC Imaging System, or the combined NIRS-IVUS technological platform on which it is based, will achieve the broad acceptance necessary to develop a sustainable, profitable business.

Our revenues are primarily derived from sales of our TVC Imaging System, or TVC System, which is an intravascular imaging system with the ability to assess vessel composition and structure via a combination of integrated near-infrared spectroscopy, or NIRS, and enhanced intravascular ultrasound, or IVUS, imaging technology. We expect that sales of our TVC System into the existing IVUS market will continue to account for substantially all of our revenues for the foreseeable future. However, while IVUS technology is widely used in Japan for assisting in the placement of stents during percutaneous coronary intervention, or PCI, the penetration rate in the United States and Europe for the same type of procedure is relatively low. Even if physicians outside of Japan begin to recognize the value of IVUS in stenting procedures, market acceptance may nevertheless be limited because there is currently no full reimbursement from third-party payors for procedures using IVUS outside of Japan, and there is currently no third-party payor reimbursement available for NIRS procedures. Further, while LCPs are known to complicate stenting procedures and are suspected to be the vulnerable plaques that cause most heart attacks, there are currently only limited clinical data linking the rupture of LRPs, of which LCPs are a subset, to heart attacks in living patients. In addition, while we believe that our TVC System can detect not only LCPs, but also LRPs more broadly, neither the U.S. Food and Drug Administration, or FDA, nor any other regulatory body has cleared our TVC System for LRP detection. Accordingly, we believe that the ability of our TVC System to achieve the broad acceptance necessary to develop a sustainable, profitable business depends on a number of factors, such as:

•	the availability of clinical data, including from the Lipid-rich Plaque, or LRP, study and PROSPECT 2 / ABSORB, supporting the link between LRPs and spontaneous coronary events and the ability of our TVC System to detect LRPs and vulnerable plaques;

•	the availability of additional clinical data supporting the benefits of our TVC System generally, and its ability to identify LCPs in particular, during stenting procedures;

•	the availability of clinical data supporting new treatments that have the ability to improve patient outcomes following the identification of LRPs, including LCPs;

•	physicians accepting the benefits of the use of intracoronary imaging products generally and the benefits of our TVC System in particular, regardless of the results of clinical studies, and in light of the additional procedure time required for use of our TVC System;

•	physician experience with our TVC System, either used alone or jointly with other imaging methods in a PCI;

•	the availability of training necessary for proficient use of our TVC System, as well as the willingness of physicians to participate in such training;

•	physicians’ perceptions of the risks generally associated with the use of intracoronary imaging products;

•	our ability to effectively develop and commercialize the MC9i, catheterization-lab integrated model of our TVC System;

•	our ability to secure support from leading medical organizations for the use of our TVC System;

•	the availability of alternative treatments or procedures that are perceived to be, or are, more effective, safer, easier to use and/or less costly than our TVC System;

•	hospitals’ willingness to purchase our TVC System, particularly if already using traditional IVUS products, and the availability of sufficient funds to make such purchases if desired; and

•	the level of reimbursement that third-party payors will provide for use of NIRS-IVUS products, particularly in light of the fact that insufficient evidence of clinical efficacy currently exists to support any reimbursement in the United States for procedures employing NIRS technology and the fact that IVUS procedures currently are only partially reimbursed.

Even if NIRS-IVUS technology generally gains wide market acceptance, our TVC System may not adequately address market requirements and may not gain market acceptance among physicians, third-party payors, patients and others in the medical community due to factors such as:

•	the actual and perceived benefits and ease of use of our TVC System relative to the products and services offered by our competitors;

•	the quality of the images rendered by our TVC System;

•	the cost, performance, benefits and reliability of our TVC System relative to the products and services offered by our competitors;

•	the availability of coverage and adequate reimbursement for our TVC System and the procedures during which it may be used; and

•	the extent and timing of technological advances in the intravascular imaging field.

If NIRS technology or integrated NIRS-IVUS technology generally, or our TVC System specifically, does not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and our results of operations would suffer.

If our ongoing LRP and PROSPECT 2 / ABSORB studies are unable to show that LRPs are the vulnerable plaques that are a frequent cause of spontaneous coronary events or subsequent large-scale treatment trials are unable to demonstrate that effective therapies are available for the treatment of vulnerable plaques once identified, we may not be able to differentiate our integrated NIRS-IVUS technology from IVUS-only technology and therefore may be unable to meaningfully develop or expand the market for our TVC System.

While we believe that there is consensus in the interventional cardiology community that LRPs are likely to be vulnerable plaques, no prospective trial has confirmed this connection. The ongoing LRP and PROSPECT 2 / ABSORB studies are designed to test this hypothesis; however, the timing and substance of results from these studies remains highly uncertain. For example, while we expect initial, statistically significant results regarding the primary endpoint of the LRP study by late 2015, these results could be substantially delayed due to factors beyond our control, including the ability of clinical investigators to rapidly enroll a sufficient number of patients with CAD in the study and enrolled patients experiencing sufficient coronary events to warrant analysis. Further, even if we are successful in demonstrating that LRPs are vulnerable plaques, large-scale treatment trials demonstrating the availability of effective therapies to reduce the risk of spontaneous coronary events in patients with LRPs may be required in order to drive market acceptance of NIRS imaging. We cannot assure you that these large-scale treatment trials will be undertaken promptly or at all, nor can we assure you that the results of such studies will be favorable, even if completed.

It is also possible that the NIRS technology within our current TVC System may require further refinement in order to optimize its functionality. Unless and until we are able to demonstrate that our TVC System is capable of detecting vulnerable plaques and that effective therapies are available to reduce spontaneous coronary events in patients with LRPs, our TVC System may be viewed as having little or no benefits as compared to existing intracoronary imaging technologies. Accordingly, market acceptance of our TVC System may not occur, which would materially and adversely affect our business and results of operations. In addition, we believe that favorable results from our ongoing studies and subsequent large-scale treatment studies will be essential to obtaining adequate third-party payor reimbursement for procedures employing our TVC System outside of Japan. Regardless of the conduct and outcome of such trials, we cannot assure you that adequate third-party payor reimbursement will be available promptly or at all.

Finally, while we believe that we may be able to expand the indications for use of our TVC System beyond the coronary arteries into the carotid vessels, we cannot assure you that we will be successful in demonstrating the clinical benefits of carotid imaging, and no studies are currently contemplated to investigate the benefits of carotid imaging. Accordingly, our potential ability to commercialize our TVC System for carotid imaging remains highly speculative, and we may never choose to pursue such commercialization.

Even if we are successful in establishing our product’s ability to identify vulnerable plaques, we may be unable to meaningfully develop or expand the market for our product if physicians are reluctant to recommend the use of invasive procedures, like our TVC System, particularly if less invasive alternatives might be available.

If the clinical studies that we sponsor or co-sponsor do not produce results necessary to support regulatory clearance, approval, adequate third-party payor reimbursement, and/or market acceptance of our products in the United States or elsewhere, we may not be able to develop or increase penetration in identified markets and our business prospects may suffer.

We currently sponsor or co-sponsor several clinical studies, including the LRP and PROSPECT 2 / ABSORB studies, and intend to sponsor or co-sponsor additional studies in the future, to demonstrate the benefits of our products in order to increase market penetration and support our efforts to obtain and/or increase third-party payor reimbursement for procedures performed with our TVC System. Implementing a study is time consuming and expensive, and the outcome is uncertain. The initiation or completion of any clinical study may be prevented, delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards and/or other regulatory authorities may not agree that our studies conducted as exempted investigations under the FDA’s Investigational Device Exemption regulation qualify for that exemption, may not approve a clinical study protocol, or may force modifications to a previously approved protocol or place a clinical study on hold;

•	patients may not enroll in, or may enroll at lower than expected rates, or may not complete a clinical study;

•	patients or investigators may not comply with study protocols;

•	patients may not return for post-treatment follow-up at the expected rate;

•	patients may experience adverse side effects, including adverse side effects from our or a co-sponsor’s investigational products;

•	patients may die during a clinical study for a variety of reasons that may not be related to our products, including the advanced stage of their disease and other medical problems;

•	sites participating in an ongoing clinical study may withdraw, requiring us or our co-sponsors to engage new sites;

•	third-party clinical investigators may decline to participate in our clinical studies, may not perform the clinical studies on the anticipated schedule, or may fail to perform clinical studies in a manner consistent with the investigator agreement, clinical study protocol, good clinical practices, or otherwise as required to secure regulatory clearance, approval, adequate third-party payor reimbursement and/or market acceptance of our products;

•	third-party organizations may not perform data collection and analysis in a timely or accurate manner;

•	our co-sponsors may not perform their obligations in relation to the clinical study or may terminate the study;

•	regulatory inspections of the clinical studies or manufacturing facilities may require us or a co-sponsor to undertake corrective action or suspend or terminate the clinical studies;

•	changes may occur in applicable governmental regulations or administrative actions;

•	interim results of the clinical study may be inconclusive or negative;

•	the study design may be inadequate to demonstrate safety and efficacy or to support desired labeling claims; and

•	the study may not meet clinical endpoints.

Clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical studies and completion of patient follow-up depend on many factors, including the size of the patient population, the study protocol, the proximity of patients to clinical sites, eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our or our co-sponsor’s clinical studies if the applicable protocol requires them to undergo extensive post-treatment procedures or if they are persuaded to participate in different contemporaneous studies conducted by other parties. Delays in patient enrollment or failure of patients to continue to participate in a study may result in an increase in costs, delays or the failure of the study. Such events may have a negative impact on our business by making it difficult to penetrate or expand certain identified markets or qualify for third-party payor reimbursement. We may decide to abandon development of a product candidate, including further advancement of our NIRS technology, at any time due to unfavorable clinical results or other reasons, or we may have to spend considerable resources repeating clinical trials or conducting additional trials, either of which would increase costs and delay growth in any revenue from our TVC Systems. Further, if we are forced to contribute greater financial and clinical resources to a study, valuable resources will be diverted from other areas of our business.

We have a $30.0 million debt facility that contains covenants with which we may not be able to comply and, to secure the facility, these lenders have a security interest in substantially all of our assets, including our intellectual property.

We have an outstanding $30.0 million senior secured loan facility with General Electric Capital Corporation, Square 1 Bank and Solar Capital, which we refer to as the 2014 GE Facility. The facility is secured by substantially all of our assets with a first priority security interest, including, but not limited to, our intellectual property. The agreement relating to our 2014 GE Facility contains various affirmative and negative covenants, including restrictions on: liens, indebtedness and dispositions; changes in name, location, executive office, fiscal year or business; mergers or acquisitions; restricted payments; and investments and transactions with affiliates. In addition, the 2014 GE Facility requires that (1) we maintain unrestricted cash and cash equivalents equal to or greater than six times our calculated monthly cash burn amount (as defined in the loan agreement), and (2) we achieve consolidated net product revenues not less than certain specified amounts, tested monthly on a trailing six-month basis. If we breach any of our covenants, our debt obligations under the 2014 GE Facility may be accelerated in full and the lenders could foreclose on the collateral securing the 2014 GE Facility. In the past, we have needed to obtain waivers with respect to our prior credit facility with General Electric Capital Corporation and Square 1 Bank as a result of our non-compliance with certain of the financial covenants.

Our substantial indebtedness could have important consequences by adversely affecting our financial position.

Our substantial indebtedness could:

•	require us to dedicate all of our cash flow from operations (after the payment of operating expenses) to payments with respect to our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate expenditures;

•	restrict our ability to take advantage of strategic opportunities;

•	limit our flexibility in planning for, or reacting to, competition or changes in our business or industry;

•	increase our vulnerability to adverse general economic or industry conditions;

•	restrict us from expanding our current facilities, building new facilities or exploring business opportunities; and

•	place us at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

Our ability to make payments on and if necessary, refinance our 2014 GE Facility will depend on our ability to generate cash from our operations, among other things. Our ability to generate cash from operations is subject, in large part, to the success of our TVC System, as well as general economic, competitive, legislative and regulatory factors and other factors that are beyond our control. To date, we have been unable to generate positive cash flow from operations. If this continues, we may not be able to generate enough cash flow from operations or obtain enough capital to service our 2014 GE Facility, remain in compliance with the covenants contained herein, finance our business operations or fund our planned capital expenditures. We cannot assure you that we will not need to divert a portion of the proceeds from this offering to repay such indebtedness. Furthermore, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, any or all of which we may not be able to do on commercially reasonable terms or at all.

Because the debt under our 2014 GE Facility subjects substantially all of our assets to liens, there may be no assets left for stockholders in the event of a liquidation. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.

Despite our current level of indebtedness, we may incur more debt and undertake additional obligations. Incurring such debt or undertaking such additional obligations could further exacerbate the risks to our financial condition.

We may elect to incur substantial additional indebtedness in the future. Although covenants under the 2014 GE Facility limit our ability to incur certain additional indebtedness, these restrictions are subject to qualifications and exceptions, and may be waived by the lenders. To the extent we incur additional indebtedness, the risks associated with our indebtedness described above, including our possible inability to service our debt obligations, would increase.

We expect that we will require significant additional capital to pursue our growth strategy, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our available cash and cash equivalents, along with $30.0 million of borrowings obtained in November 2014, and the anticipated net proceeds of this offering will be sufficient to satisfy our liquidity requirements for at least the next twelve months. We intend to continue to spend substantial amounts on clinical studies involving our products, sales and marketing initiatives to support the ongoing commercialization of our product and on research and development activities, including product development and regulatory compliance. We may need to obtain additional financing to pursue our business strategy, respond to new competitive pressures or acquire complementary businesses, products or technologies. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	the level of market acceptance of our TVC System;

•	the amount of revenue generated by sales of our TVC System;

•	our need to adapt to changing technologies and technical requirements, and the costs related thereto;

•	the costs associated with expanding our manufacturing, marketing, sales and distribution efforts; and

•	the existence and timing of opportunities for expansion, including acquisitions and strategic transactions.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain additional debt financing. The sale of additional equity securities, or the use of our stock in an acquisition or strategic transaction, would result in additional dilution to our stockholders. Additional debt would result in interest expense and debt service requirements, and could subject us to covenants that would restrict our operations. In addition, we may be required to secure any additional debt with all or a portion of our assets. Our significant losses to date may prevent us from obtaining additional funds. We have not made arrangements to obtain additional financing, and we cannot assure you that any required financing will be available in amounts or on terms acceptable to us, if at all.

Japan represents a significant market for our TVC System and we are dependent on our partnership with Nipro Corporation to commercialize our TVC System in the Japanese market.

Japan represents a significant market for our TVC System, as it comprises an estimated 46% of the coronary imaging market in Western Europe, Japan and the United States according to Millennium Research Group, Inc., or Millennium Research, and we are currently dependent on our exclusive partnership with Nipro Corporation, or Nipro, to commercialize our TVC System in the Japanese market. In 2012, we entered into a five-year distribution agreement with Nipro that provides that Nipro has the exclusive right to distribute the TVC System in Japan; provided, that Nipro must satisfy certain minimum contractual volume requirements during the term. The current term of the agreement expires in August 2019. The agreement automatically renews for subsequent one year periods, subject to agreement between us and Nipro as to the minimum volumes for the subsequent terms or, if Nipro desires to renew the agreement but we are unable to agree on minimum volumes, at minimum volumes calculated pursuant to a formula contained in the agreement. The agreement is terminable by Nipro in the event that we undergo a change of control and is terminable by either party upon material breach of the terms of the agreement by the other party, with the termination rights contained in the agreement generally being subject to notice and/or opportunity to cure.

Due to the exclusivity of this arrangement, we are entirely dependent upon Nipro to sell our TVC System in the Japanese market. In the event that Nipro fails to sell our TVC System in Japan or we experience any difficulties under our agreement or in coordinating our efforts with Nipro, our full commercial launch in Japan and revenue from the sale of the TVC System will be harmed, and our business could be materially and adversely impacted.

We have reached an agreement in principle with Nipro to amend and restate our 2012 distribution agreement, and certain provisions of the contemplated amended and restated distribution agreement may impair our ability to sell our products in the Japanese market following expiration or termination of our contemplated agreement with Nipro and which could potentially render us a less attractive acquisition target.

We have reached an agreement in principal with Nipro to amend and restate our 2012 distribution agreement. Our contemplated amended and restated agreement with Nipro provides that Nipro would have the exclusive right to manufacture and distribute our TVC System in Japan; provided, that Nipro would be required to satisfy certain minimum contractual volume requirements during the term. The initial term of the agreement would expire five years following execution, and the agreement could be renewed at Nipro’s discretion for additional five year terms provided that Nipro has met 110% of the minimum contractual volume requirements during the last year of the then-expiring term. Due to the exclusivity of this arrangement, we would continue to be entirely dependent upon Nipro to sell our TVC System in the Japanese market.

Under our contemplated amended and restated agreement with Nipro, we would assign to Nipro a 50% ownership interest in our current Japanese patents and patent applications and future Japanese patents and patent applications that are necessary to permit Nipro to manufacture the consoles and catheters forming part of our TVC System, or collectively the Japanese IP. Our contemplated amended and restated agreement would provide that if the agreement terminates Nipro would either assign its interest in the Japanese IP back to us at a price to be negotiated pursuant to the terms of the agreement or be obligated to negotiate with us in good faith with respect to our repurchase of the Japanese IP. Nevertheless, if our contemplated agreement with Nipro terminates and we fail to reach agreement with Nipro with respect to our repurchase of the Japanese IP, Nipro would be able to continue to practice our Japanese patents and would be able to introduce products that are competitive with our TVC System without any further payments to us, thereby materially and adversely impacting our operating results and business prospects. The contemplated assignment of the Japanese IP to Nipro may also eliminate our ability, absent Nipro’s consent, to secure an alternative third-party distribution relationship or establish an affiliate office in Japan following expiration of the agreement or termination of the agreement for the reasons set forth above because, under Japanese law, the co-owner of patent may not license that patent a third party without the consent of the other co-owner.

The assignment of the Japanese IP to Nipro, as contemplated by our amended and restated agreement, could also make it more difficult for certain enumerated third parties that are actual or potential competitors of ours to acquire us, as we would be required to obtain Nipro’s consent to sell the Japanese IP to any such third party, and Nipro would be entitled to 50% of the consideration attributed to the sale of the Japanese IP.

There can be no assurance that we will enter into the contemplated amended and restated agreement with Nipro promptly or at all, or on the terms described. The terms of any amended and restated agreement that we entered into with Nipro may be materially less favorable to us than those currently contemplated. If we fail to enter into an amended and restated agreement with Nipro, our relationship with Nipro will continue to be governed by our existing distribution agreement, which may require that we increase our manufacturing capacity significantly or enter into alternative manufacturing arrangements in order to meet Nipro’s anticipated demands for our products, and which we may not be able to do cost effectively or at all.

To market and sell our product internationally, we depend on third-party distributors, and our distribution relationships may not be successful.

We will depend on third-party distributors, including Nipro, to expand our international sales. If these distributors are not successful in selling our product, we may be unable to increase or maintain our level of international revenue. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors to expand the territories in which we do not directly sell our product. Our distributors may not commit the necessary resources to market and sell our product. If current or future distributors do not perform adequately or if we are unable to locate distributors in particular geographic areas, we may not realize revenue growth internationally. While we do not expect one market in which we use distributors, other than Japan, to represent a significant portion of our revenues, in the aggregate problems with these distribution arrangements could negatively impact our international sales strategy, our revenues and the market price of our stock.

We and our present and future distributors may fail to develop or effectively commercialize products covered by our present and future distribution arrangements if:

•	we do not achieve our objectives under our distribution agreements;

•	our distributors become competitors of ours or enter into agreements with our competitors; or

•	we or our distributors encounter regulatory hurdles that prevent commercialization of our product.

In addition, conflicts may arise with our distributors, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property. If any conflicts arise with our existing or future distributors, they may act in their self-interest, which may be adverse to our best interest.

If we or our distributors are unable to develop or commercialize our product, or if conflicts arise with our distributors, we will be delayed or prevented from developing and commercializing products which will harm our business and results of operations.

We derive a significant portion of our revenues from a limited number of customers, and the loss of one or more of these customers could adversely impact our revenues and profitability.

Our customer base is highly concentrated, with our top 10 customers accounting for approximately 73% and 72% of our total revenues in 2012 and 2013, respectively. If we were to lose one or more of our significant customers, our revenue may significantly decline. In addition, revenues from significant customers may vary from period-to-period depending on the timing or volume of procedures performed by such customers with our TVC System. The loss of one or more of our significant customers could adversely affect our results of operations and cash flows.

Declines in the number of PCI procedures performed for any reason will adversely impact our business.

While we believe that there may be substantial value in the ability of our NIRS-IVUS technology to identify LRPs prior to the occurrence of a spontaneous coronary event, our TVC System is currently primarily used in connection with stenting during PCI procedures, and physicians may choose to perform fewer PCI procedures. Following publication of data from the COURAGE (Clinical Outcomes Utilizing Revascularization and Aggressive Drug Evaluation) clinical trial in March 2007, which suggested that PCI treatment in conjunction with optimal medical therapy was no more effective in reducing major cardiovascular events than optimal medical therapy alone, the number of PCI procedures declined in the United States and Japan and have since remained at a depressed level due to concerns regarding the efficacy of therapeutic treatment options, the long-term efficacy of drug-eluting stents, economic constraints, reduced rates of restenosis and concerns by clinicians and payors regarding the appropriateness of conducting PCI procedures. Because PCI procedures are currently the primary procedures during which our TVC System is used, any decline in the number of PCI procedures performed would adversely impact our operating results and our business prospects.

Competition, particularly from companies with longer operating histories and greater resources than us, may harm our business.

The medical device industry, including the market for intravascular imaging products, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and the market activities of other participants. As a result, even if the size of the intravascular imaging market increases, we can make no assurance that our revenues or market share will increase. In addition, as the market for intravascular imaging technologies increases, additional competitors could enter the market. To compete effectively, we will need to continue to demonstrate that our TVC System is attractive relative to alternative devices and treatments. Accordingly, we believe that our continued success depends on our ability to:

•	innovate and maintain scientifically advanced technology, including enhancements to our TVC System;

•	successfully market our TVC System;

•	continue to build and expand our sales and marketing infrastructure;

•	successfully conduct clinical studies that expand market acceptance of our products and/or third-party payor reimbursement therefor;

•	obtain and maintain patent protection for the core functionality of our TVC System and any functionality that we develop;

•	secure and preserve regulatory approvals;

•	achieve manufacturing efficiencies;

•	attract and retain skilled personnel; and

•	successfully add complementary offerings and technology through acquisitions, licensing agreements and strategic partnerships.

With respect to our TVC System, our primary competitors are Boston Scientific, Inc., or Boston Scientific, Volcano Corporation, or Volcano, St. Jude Medical, Inc., or St. Jude, and ACIST Medical Systems, Inc., or ACIST, a subsidiary of the Bracco Group. In the Japanese market, we will also compete with Terumo Corporation, or Terumo. Boston Scientific, Volcano, St. Jude, ACIST, Terumo and other potential competitors who are or may be substantially larger than us may enjoy competitive advantages, including:

•	more established distribution networks;

•	entrenched relationships with physicians;

•	products and procedures that are less expensive and better integrated into catheterization labs;

•	broader ranges of products and services that may be sold in bundled arrangements;

•	greater experience in launching, marketing, distributing and selling products;

•	greater experience in obtaining and maintaining FDA and other regulatory clearances and approvals;

•	established relationships with healthcare providers and payors; and

•	greater financial and other resources for product development, sales and marketing, acquisitions of products and companies, and intellectual property protection.

We have encountered and expect to continue to encounter potential physician customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. Further, consolidation within the market for intravascular imaging technologies in particular, and catheterization lab systems more generally, may limit the number of hospitals that may consider purchasing our product. For example, Philips Medical Systems Nederland B.V., or Philips, sells a significant portion of catheterization lab systems globally and recently entered into an agreement to purchase Volcano. Accordingly, while we have agreements with Philips pursuant to which Philips acts as a reseller of our TVC System and is collaborating with us to integrate our TVC System with their x-ray angiography system, Philips may be less likely to promote our product following their acquisition of Volcano, which offers a competing intravascular imaging technology using IVUS.

For these and other reasons, we may not be able to compete successfully against our current or potential future competitors, and sales of our products may decline.

Failure to innovate may adversely impact our competitive position and may adversely impact our ability to drive price increases for our products and our product revenue.

Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing TVC System, such as our MC9 and integrated MC9i, in order to address the changing needs of the marketplace. We also rely on product enhancements and new products to attempt to drive price increases for our products in our markets. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our product and purchase our competitors’ products as a result of delays in introduction of enhancements to our product and new products, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to introduce new products in time to effectively compete in the marketplace. Any delays in product releases, including of MC9 and MC9i, may negatively affect our business.

We also compete with new and existing alternative technologies that are being used to penetrate the worldwide vascular imaging market without using NIRS-IVUS technology. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our products. Technologies such as angiography, angioscopy, multi-slice computed tomography, optical coherence tomography, or OCT, intravascular magnetic resonance imaging, or MRI, electron beam computed tomography, and MRI with contrast agents are being used in lieu of or for imaging the vascular system.

The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our product obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to our product in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized.

The successful continuing development of our existing TVC System and any new products depends on us maintaining strong relationships with physicians.

The research, development, marketing and sales of our TVC System depends upon us maintaining strong working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing and sale of our product. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, our existing product and any enhancements thereto and any new products may not be developed and marketed in line with the needs and expectations of the professionals who use or would use and support our product and the development and marketing of our product could suffer, which could have a material adverse effect on our business and results of operations.

If we are unable to drive physician adoption of our TVC System, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the clinical benefits and ease of use of our TVC System, in general, and our NIRS technology, in particular. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend its use to other physicians. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business and impair our future revenue growth.

It is critical to the success of our commercialization efforts to educate physicians on the clinical benefits of our TVC System, and to provide them with adequate product support during clinical procedures. It is important for our growth that we continue to drive physician adoption of our TVC System and that these physicians appropriately advocate for the benefits of our product.

If we are unable to obtain sufficient reimbursement for procedures performed with our TVC System, it is unlikely that our TVC System will be widely used.

Successful sales of our TVC System depend on the availability of coverage and adequate reimbursement from third-party payors. Healthcare providers that purchase medical devices for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Customers are unlikely to use our product if they do not receive reimbursement adequate to cover the cost of our product and related procedures. Both public and private insurance coverage and reimbursement plans are central to new product acceptance.

Currently, physicians and hospitals that perform PCI procedures in the United States using our TVC System are eligible to receive partial reimbursement for the IVUS portion of these procedures from the Centers for Medicare and Medicaid Services, or CMS, and certain commercial payors. However, depending on the level of reimbursement that an applicable hospital has for PCI procedures generally (based on historical imaging usage), the cost to the hospital of an IVUS catheter may reduce or eliminate the margin for performing a PCI, contributing to IVUS usage in only approximately 16% of U.S. stenting procedures, according to Millennium Research. Further, NIRS imaging is still considered an investigational technology by the American Medical Association, or AMA, and to our knowledge has not yet qualified for any reimbursement by CMS or commercial insurers when used in PCI procedures or otherwise. If government authorities were to conclude that PCI procedures using NIRS are not “reasonable and necessary,” and are therefore ineligible for Medicare reimbursement, we could be delayed or prevented from developing and selling products, which would harm our business and results of operations. We could also be exposed to liability under the False Claims Act or other false claims laws. The AMA has awarded an emerging technology Category III current procedural terminology, or CPT, code to NIRS, and while we believe that there is now sufficient evidence of NIRS’ utility to satisfy the requisite AMA criteria to support reimbursement of procedures employing NIRS, we are only in the early stages of working with the American College of Cardiology, or ACC, to obtain a Category I CPT code for NIRS from the AMA, which will be granted only if and when the AMA determines that NIRS has proven clinical utility. Our ability to obtain new CPT codes will depend, in part, on support from the medical community, including the ACC, and physician acceptance of our technology. The process of obtaining a Category I CPT code for NIRS will be prolonged, and there is no assurance that we will be successful. Further, although obtaining Category I CPT codes may result in payment amounts that better reflect the costs and resources of our TVC System, there is a possibility that they may not do so. Additionally, we cannot ensure that we will be successful in garnering the necessary support for new CPT codes from the medical community or from third-party payors, who are responsible for determining which billing codes are to be used for procedures performed on their insured populations.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and adequate reimbursement within prevailing healthcare payment systems. Coverage, reimbursement, and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government-sponsored healthcare and private insurance. It is possible that we may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international coverage or reimbursement approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought. For example, while Japan currently reimburses procedures performed with IVUS technology, Nipro is still awaiting a Japanese reimbursement decision with respect to procedures performed with our combined NIRS-IVUS technology, and there is no assurance that such a decision will be made promptly or result in reimbursement.

Further, even within a single country, coverage of and reimbursement for medical technology can differ significantly from payor to payor. Payors continually review new technologies for possible coverage and can, without notice, deny coverage for these new products and procedures. Thus, payors who currently cover and reimburse customers for procedures using our products may in the future choose to decrease or eliminate current levels of reimbursement, which would cause our business to suffer.

All third-party coverage and reimbursement programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs. Such cost-containment programs adopted by third-party payors, including legislative and regulatory changes to coverage and reimbursement policies, could potentially limit the amount which healthcare providers are willing to pay for medical devices, or related testing, which could adversely impact our business. CMS has announced various efforts to reduce costs in connection with the Medicare program that could have an impact on our business, including, for example, a three-year demonstration project that began September 2012 to allow Medicare recovery auditors to audit Medicare payments for procedures prior to Medicare making payment for the procedure, versus following Medicare payment for the procedure as has historically been Medicare’s process.

We believe that future coverage of and reimbursement for our products may be subject to increased restrictions both in the United States and in international markets. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional congressional action is taken. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three years to five years. Such cuts in federal spending could impact federal healthcare programs such as Medicare and aid to states for Medicaid programs. Third-party reimbursement and coverage for our products may not be available or adequate in either the United States or international markets. Future legislation, regulations, coverage or reimbursement policies adopted by third-party payors may adversely affect the growth of the markets for our products, reduce the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis.

We face prolonged sales cycles, substantial upfront sales costs and less predictability in completing some of our sales. If our sales cycle lengthens, or if our upfront sales investments do not result in sufficient revenue, our operating results may be harmed.

In light of the substantial time investment required to allow physicians to become familiar with the benefits of using the TVC System and influence hospital purchasing decisions, we face longer sales cycles, complex customer requirements, substantial upfront sales costs, and less predictability in completing sales with these customers. Our sales cycle can often last several months, with physicians often undertaking an extended evaluation process, but it is variable and difficult to predict and can be longer or shorter. As we continue to expand globally, we anticipate that we may experience even longer sales cycles, higher upfront sales costs and less predictability in completing sales with our larger hospital systems and hospitals located outside of the United States. If our sales cycle lengthens or our upfront sales investments do not generate sufficient revenue to justify our investments in our sales efforts, our operating results may be harmed.

Our operating results may vary significantly from quarter to quarter, which may negatively affect our stock price in the future.

Our quarterly revenues and results of operations may fluctuate due to, among others, the following reasons:

•	physician and hospital acceptance of our TVC System;

•	the productivity of our sales representatives, including our ability to establish new accounts;

•	the amount of sales generated by our distributors;

•	our ability to recruit, train and build out our U.S. sales force;

•	delays in planned product introductions;

•	the timing, expense and results of research and development activities, preclinical studies and clinical trials, and obtaining future regulatory approvals;

•	fluctuations in our expenses associated with expanding our operations and operating as a public company;

•	the introduction of new products and technologies by our competitors;

•	supplier, manufacturing or quality problems with our TVC System;

•	the timing of stocking orders from our distributors;

•	changes in our pricing policies or in the pricing policies of our competitors or suppliers; and

•	changes in third-party payors’ reimbursement policies.

In addition, because we generally negotiate pricing of our product with group purchasing organizations, or GPOs, on a bi-annual basis, it is possible that the prices paid for our product by such GPOs at any point in time may be below the then-market rate for our product, thereby adversely impacting gross margins until the applicable contracts become subject to renegotiation.

Because of these and possibly other factors, it is likely that in some future periods our operating results will not meet investor expectations or those of public market analysts.

Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our business, which could cause a decline in the trading price of our stock.

Delays in planned product introductions may adversely affect our business and negatively affect future revenue.

We are currently developing product enhancements and new products. We may experience delays in any phase of product development and commercial launch, including during research and development, manufacturing, limited release testing, marketing and customer education efforts. Any delays in our product launches may significantly impede our ability to successfully compete in the intravascular coronary imaging market and may reduce our revenue.

More specifically, we intend to launch the MC9 and integrated MC9i models of our TVC System in the United States, Europe and Japan in 2015. To meet this goal, we must complete our design validation testing, electrical safety testing and customer preference testing. We may experience problems with respect to these development steps, which could prevent or cause delays in our expected product launches and may materially and adversely affect our business and prospects.

The risks inherent in our international operations may adversely affect our revenues, results of operations and financial condition.

As we expand internationally, we will need to hire, train and retain qualified personnel for our direct sales efforts, as well as retain distributors and train their personnel in countries where language, cultural or regulatory impediments may exist. We cannot ensure that distributors, physicians, regulators or other government agencies will accept our products, services and business practices. In addition, we purchase some components on the international market. The sale and shipment of our products across international borders, as well as the purchase of components from international sources, subject us to extensive United States and foreign governmental trade regulations. Compliance with such regulations is costly and any failure to comply could adversely impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, including with respect to:

•	the ability to obtain, and the costs associated with obtaining, U.S. export licenses and other required export or import licenses or approvals;

•	the implications of dealings with government-run healthcare systems and changes in third-party reimbursement policies;

•	potential changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;

•	the burdens of complying with a wide variety of foreign laws and regulations related to healthcare products;

•	the costs of localizing product and service offerings for foreign markets;

•	business practices favoring local companies;

•	longer payment cycles and difficulties collecting receivables through foreign legal systems;

•	difficulties in enforcing or defending agreements and intellectual property rights; and

•	potential changes in foreign political or economic conditions.

We cannot ensure that one or more of these factors will not harm our business. Any material decrease in our international revenues or inability to expand our international operations would adversely impact our revenues, results of operations and financial condition.

Manufacturing risks may adversely affect our ability to manufacture products and could reduce our gross margins and negatively affect our operating results.

Our business strategy depends on our ability to manufacture our current and proposed products in sufficient quantities and on a timely basis so as to meet consumer demand, while adhering to product quality standards, complying with regulatory requirements and managing manufacturing costs. We are subject to numerous risks relating to our manufacturing capabilities, including with respect to:

•	quality or reliability defects in product components that we source from third party suppliers;

•	our ability to secure product components in a timely manner, in sufficient quantities and on commercially reasonable terms;

•	our ability to increase production of products to meet demand;

•	challenges posed by implementation and maintenance of acceptable quality systems;

•	our ability to modify production lines to enable us to efficiently produce future products and implement changes in current products in response to regulatory requirements;

•	our ability to identify and qualify alternative suppliers for components in a timely manner; and

•	potential damage to or destruction of our manufacturing equipment or manufacturing facility.

These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. As demand for our products increases, we will have to invest additional resources to purchase components, hire and train employees, and enhance our manufacturing processes and quality systems. If we fail to increase our production capacity efficiently, while also maintaining quality requirements, our sales may not increase in line with our forecasts and our operating margins could fluctuate or decline. Further, to the extent that our direct manufacturing volume declines (due to the fact that the volume of our products manufactured and sold by our distributors increases, or otherwise), our gross margins may be adversely affected because of reduced economies of scale in our manufacturing facilities.

We depend on a limited number of third-party suppliers for certain components, and the loss of any of these suppliers, or their inability to provide us with an adequate supply of materials, could harm our business.

We rely on third-party suppliers to supply components for our product. For our business strategy to be successful, our suppliers must be able to provide us with components in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. Increases in our product sales, whether forecasted or unanticipated, could strain the ability of our suppliers to deliver an increasingly large supply of components in a manner that meets these various requirements. Additionally, our suppliers may encounter problems that limit their ability to manufacture products for us, including financial difficulties or damage to their manufacturing equipment or facilities. If we fail to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customer orders, our reputation may be harmed and our business could suffer.

We generally use a small number of suppliers to supply certain components of our product, such as the lasers and transducers that are used in our catheters. While we maintain a substantial inventory of such components, have contractual protections in our agreements with such suppliers and believe that we would be able to effectively secure relationships with new suppliers for such components if necessary, depending on a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. Further, because of the proprietary nature of our product, our quality control standards and regulatory requirements, it may prove more difficult for us to locate alternative suppliers than we expect, should such alternative suppliers become necessary. Any disruption in supply of components necessary to build our TVC System or any increased expenses associated with procuring such components could harm our commercialization efforts and adversely affect our operating results.

Any defects or malfunctions in the computer hardware or software we utilize in our TVC System could cause severe performance failures, which would harm our reputation and adversely affect our results of operations and financial condition.

Our existing product and new products depend and will depend on the continuous, effective and reliable operation of computer hardware and software. For example, our TVC System utilizes sophisticated software that analyzes in real-time plaque composition and identifies lumen and vessel borders, which are then displayed in three-dimensional, color-coded images on a computer screen. Although we update the computer software utilized in our product on a regular basis, there can be no guarantee that defects do not currently, or will not in the future, exist in our computer software or that unforeseen malfunctions, whether within our control or otherwise, will not occur. In addition, our devices may be targeted and/or adversely affected by cybersecurity attacks, including malware, which could compromise protected patient information and subject us to a variety of adverse legal and regulatory consequences. Although we have implemented various safeguards to prevent unauthorized access or modification to our product, we cannot assure you that these safeguards are or will continue to be effective. Any defect, malfunction or other failing in the computer hardware or software utilized by our TVC System, including products we develop in the future, could result in inaccurate readings, misinterpretations of data, or other performance failures that could render our TVC System unreliable or ineffective and could lead to decreased confidence in our TVC System, damage to our reputation, reduction in our sales and product liability claims, the occurrence of any of which could have a material adverse effect on our results of operations and financial condition. Furthermore, as a result of cybersecurity vulnerabilities and incidents that could directly impact medical devices, in October 2014 the FDA issued final guidance, which may result in additional regulation in the medical device industry, which could, among other things, affect our ability to obtain regulatory approval of new products.

If our facilities become inoperable, we will be unable to continue to research, develop, manufacture and commercialize our products and, as a result, our business will be harmed.

We do not have redundant facilities. We perform substantially all of our research and development, manufacturing and commercialization activity and maintain all our raw material and finished goods inventory in a single location in Burlington, Massachusetts. Our facility and equipment was costly, and could take substantial lead time to rebuild or replace. The current facility or our new facility may be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, flooding, fire, power outages, storms and earthquakes, which may render it difficult or impossible for us to perform our research, development, manufacturing and commercialization activities for some period of time. The inability to perform those activities may result in the inability to continue manufacturing our products during such periods and the loss of customers or harm to our reputation. Although we currently possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may face product liability claims that could result in costly litigation and significant liabilities and adversely affect our sales and business prospects.

Manufacturing and marketing of our commercial products, and clinical testing of our product enhancements under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to effectively manage and expand our business will be harmed.

Our success largely depends on the skills, experience and efforts of our officers and other key employees, in particular our President and Chief Executive Officer, Donald Southard, and our founder and Chief Medical Officer, James Muller, M.D., who is a recognized thought leader in the field of intravascular imaging. The loss of the services of any of these individuals could impede, delay or prevent the successful development of our products, completion of our planned clinical studies, commercialization of our products or in-licensing or acquisition of new assets and could negatively impact our ability to successfully implement our business plan. If we lose the services of any of these individuals, we might not be able to find suitable replacements on a timely basis or at all, and our business could be harmed as a result. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. We employ all of our officers and key personnel on an at-will basis and their employment can be terminated by us or them at any time, for any reason and without notice. The announcement of the loss of one of our key employees could negatively affect our stock price. Our ability to retain our skilled workforce and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We face challenges in hiring, training, managing and retaining employees in certain areas including clinical, technical and sales and marketing. This could delay new product development and commercialization, and hinder our marketing and sales efforts, which would adversely impact our competitiveness and results of operations.

If we fail to grow and retain our direct sales force, our business could suffer.

While we rely on independent distributors and agents to commercialize our product in Japan and other parts of the world, we currently have a direct sales force in the United States and Europe, which we will need to grow and geographically expand as we increase our current marketing efforts with respect to our TVC System. We have made, and intend to continue to make, a significant investment in recruiting and training sales representatives. There is significant competition for sales personnel experienced in relevant medical device sales. Once hired, the training process is lengthy, as it requires significant education for new sales representatives to achieve the level of clinical competency with our product expected by physician customers. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect and our financial performance will suffer. Also, to the extent we hire personnel from our competitors, we may have to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories.

If we fail to properly manage our anticipated growth, our business could suffer.

Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. In addition, we anticipate hiring additional personnel to assist in the commercialization of our current products and in the development of future products. We depend on our personnel and third parties to effectively market and sell our product to an increasing number of customers. We also depend on our personnel to develop and manufacture new products and product enhancements. Further, our anticipated growth will place additional strain on our suppliers resulting in increased need for us to carefully monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

We may be subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could adversely affect our results of operations.

We expect that a material portion of our business will be located outside the United States, including in Japan and in Europe. While our agreement with Nipro is denominated in U.S. dollars, in the future we may generate a significant portion of our revenue and incur expenses denominated in currencies other than the U.S. dollar, and changes in the exchange rates between such foreign currencies and the U.S. dollar could adversely affect our reported results of operations and distort period to period comparisons. Fluctuations in foreign currency exchange rates may also adversely affect the reporting of our receivables and payables in foreign currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

In the future, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

If we choose to acquire new businesses, products or technologies, we may experience difficulty in the identification or integration of any such acquisition, and our business may suffer.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to identify or complete any acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from acquisitions could harm our operating results.

If we become profitable, we cannot assure you that our net operating losses will be available to reduce our tax liability.

Our ability to use our net operating losses may be limited or reduced. Generally, a change of more than 50 percentage points in the ownership of our shares, by value, over the three-year period ending on the date the shares were acquired constitutes an ownership change and may limit our ability to use net operating loss carryforwards. Furthermore, the number of shares of our common stock issued in this offering may be sufficient, taking into account prior or future changes in our ownership over a three-year period, to cause us to undergo an ownership change for these purposes. As a result, our ability to use our existing net operating losses to offset U.S. federal taxable income may become subject to substantial limitations. Further, the amount of our net operating losses could be reduced if any tax deductions taken by us are limited or disallowed by the Internal Revenue Service. All of these limitations could potentially result in increased future tax liability for us.

The expense and potential unavailability of insurance coverage for our company, customers or products may have an adverse effect on our financial position and results of operations.

While we currently have insurance for our business, property, directors and officers, and product liability, insurance is increasingly costly and the scope of coverage is narrower, and we may be required to assume more risk in the future. If we are subject to claims or suffer a loss or damage not covered by or in excess of our insurance coverage, we will be required to cover the amounts outside of or in excess of our insurance limits. If we are subject to claims or suffer a loss or damage that is outside of our insurance coverage, we may incur significant costs associated with loss or damage, which could have an adverse effect on our financial position and results of operations. Furthermore, any claims made on our insurance policies may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all. We do not have the financial resources to self-insure, and it is unlikely that we will have these financial resources in the foreseeable future, if at all.

Our product liability insurance covers our product and business operations, but we may need to increase and expand this coverage commensurate with our expanding business. Any product liability claims brought against us, with or without merit, could result in:

•	substantial costs of related litigation or regulatory action;

•	substantial monetary penalties or awards;

•	decreased demand for our product;

•	reduced revenue or market penetration;

•	injury to our reputation;

•	withdrawal of regulatory clearances or approvals;

•	withdrawal of clinical study participants;

•	an inability to establish new strategic relationships;

•	increased product liability insurance rates; and

•	an inability to secure continuing coverage.

Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain regions or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

Risks Related to Government Regulation

If we fail to obtain or maintain, or experience significant delays in obtaining, regulatory clearances or approvals for our products or product enhancements, our ability to commercially distribute and market our products could suffer.

Our products are subject to extensive regulation by the FDA and numerous other federal, state and foreign governmental authorities. Our failure to comply with such regulations or to take adequate, timely corrective actions, could lead to the imposition of sanctions, such as fines, injunctions, civil penalties, suspensions or termination of product manufacturing or distribution, withdrawal of marketing clearances or approvals, refusal to grant clearance or approval to market new products, product recalls or seizures, criminal prosecution, or some combination of such actions.

The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. Unless an exemption applies, FDA clearance of a 510(k) or approval of a Premarket Approval, or PMA, application is required for each medical device we wish to distribute commercially in the United States. We cannot assure you that any new or modified medical devices we develop will be eligible for the shorter FDA 510(k) clearance process as opposed to the PMA process. In addition, the FDA has been reviewing its 510(k) process and could change its clearance criteria, which could increase the time and expense required to obtain 510(k) clearances for our products. The FDA has also issued, and may in the future issue, draft guidance documents that, if implemented, will likely lead to additional regulatory burdens. These additional regulatory burdens could delay our ability to obtain new clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. Such changes could adversely affect our business. If regulatory clearance or approvals are received, additional delays may occur related to manufacturing, distribution or product labeling.

In the member states of the European Economic Area, or EEA, our medical devices are required to comply with the essential requirements of the EU Medical Devices Directives before they can be marketed. Our products, including their design and manufacture, must be certified as being compliant with the requirements of the Medical Devices Directives. Upon receipt of such certification, we may affix a CE mark to our products and their packaging and sell these products in the EEA. If we fail to maintain compliance with the Medical Devices Directives, our products will no longer qualify for the CE mark and the relevant devices would not be eligible for marketing in the EEA.

In August 2014, Nipro received Pharmaceuticals and Medical Device Agency, or Shonin, approval to market our TVC System in Japan. However, responsibility for Japanese regulatory filings and future compliance resides with us, and we cannot guarantee that we will be able to adequately meet Japanese regulatory requirements. Non-compliance with Japanese regulations may result in action to prohibit importation and sale of our TVC System in Japan, a significant market for our product. If we are unable to sell our product in Japan, our business will be substantially impacted.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent, and to the extent we continue to market and sell our products in foreign countries, we will be subject to rigorous regulation in the future. In such circumstances, where we utilize distributors in foreign countries to market and sell our products, we would rely significantly on our distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

Regulatory delays or failures to obtain and maintain marketing authorizations, including 510(k) clearances and PMA approvals, could disrupt our business, harm our reputation, and adversely affect our sales.

Modifications to our products may require new regulatory clearances or approvals and/or require us to recall or cease marketing our products until clearances or approvals are obtained.

Modifications to our cleared products may require the submission of new 510(k) notifications or PMA applications. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires either a new 510(k) clearance or possibly a PMA approval before the change is implemented. A manufacturer must determine whether the modification requires submission of a 510(k) premarket notification, but the FDA can review that decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. We have made modifications to our TVC System in the past and may make additional modifications in the future that we believe do not or will not require clearance of a new 510(k) or approval of a new PMA. However, if the FDA later disagrees with our determination and requires the submission of a new 510(k) or PMA for a modified device after it has been manufactured and distributed, we may be required to recall the modified devices and cease their distribution, which could have an adverse effect on our business. If the FDA refuses to clear or approve the modified devices, we may need to redesign the devices, which would require additional time and resources and could also harm our business. When a device is marketed without a required clearance or approval, the FDA has the authority to bring an enforcement action against the manufacturer, including injunction, seizure and criminal prosecution. The FDA considers such additional actions generally when there is a serious risk to public health or safety and the company’s corrective and preventive actions are inadequate to address the FDA’s concerns.

Where we determine that modifications to our products require clearance of a new 510(k) or approval of a new PMA or PMA supplement, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the EEA, we must notify the British Standards Institute, or BSI, our EEA Notified Body, if significant changes are made to the products or if there are substantial changes to our quality assurance systems affecting those products. Delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

If we or our suppliers fail to comply with the FDA’s Quality System Regulation or ISO Quality Management Systems, manufacturing of our products could be negatively impacted and sales of our products could suffer.

Our manufacturing practices must be in compliance with the FDA’s Quality System Regulation, or QSR, which governs the facilities, methods, controls, procedures, and records of the design, manufacture, packaging, labeling, storage, shipping, installation, and servicing of products intended for human use. We are also subject to similar state and foreign requirements and licenses, including the MDD-93/42/EEC and the ISO 13485 Quality Management Systems, or QMS, standard applicable to medical devices. In addition, we must engage in regulatory reporting in the case of potential patient safety risks and are subject to market surveillance activities and periodic unannounced inspections and/or audits of our facilities, procedures, and records by governmental agencies, including the FDA, state authorities and comparable foreign agencies. If we fail to comply with the QSR, QMS, or other applicable regulations and standards, our operations could be disrupted and our manufacturing interrupted, and we may be subject to enforcement actions if our corrective and preventive actions are not adequate to ensure compliance.

Failure to take adequate corrective action in response to inspectional observations or any notice of deficiencies from a regulatory inspection or audit could result in partial or total shut-down of our manufacturing operations unless and until adequate corrections are implemented, voluntary or FDA-ordered recall, FDA seizure of affected devices, court-ordered injunction or consent decree that could impose additional regulatory oversight and significant requirements and limitations on our manufacturing operations, significant fines, suspension or withdrawal of marketing clearances and approvals, and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

Our products may be subject to product recalls or voluntary market withdrawals that could harm our reputation, business and results of operations.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found or suspected. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include corrections as well as removals, of any of our products would divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers, and reduce our ability to achieve expected revenues.

We are subject to medical device reporting, or MDR, requirements and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA MDR regulations, medical device manufacturers are required to submit information to the FDA within 30 days, or within 5 days under certain circumstances, when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. Failure to comply with the applicable portions of the MDR regulation could result in enforcement action being taken against us, including seizure, injunction, civil penalties and criminal prosecution. All manufacturers placing medical devices on the market in the EEA are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the competent authority in whose jurisdiction the incident occurred. Were this to happen to us, the relevant competent authority would file an initial report, and there would then be a further inspection or assessment if there were particular issues. This would be carried out either by the competent authority or the competent authority could require that the BSI, as the notified body, carry out the inspection or assessment.

Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, we cannot guarantee that we will be able to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected devices, initiate voluntary recalls, and redesign the devices; nor can we ensure that regulatory authorities will not take actions against us, such as ordering recalls, imposing fines, or seizing the affected devices. If someone is harmed by a malfunction or by product mishandling, we may be subject to product liability claims. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and results of operations.

We are subject to federal, state and foreign healthcare laws and regulations and implementation or changes to such healthcare laws and regulations could adversely affect our business and results of operations.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the PPACA, which may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs. PPACA includes, among other things, a deductible 2.3% excise tax, with limited exceptions, on the sale of certain medical devices by the manufacturer of the device, as well as other measures designed to control healthcare spending, including those that affect reimbursement under the Medicare and Medicaid programs.

An expansion in the government’s role in the United States healthcare industry may cause general downward pressure on the prices of medical device products, lower reimbursements for procedures using our products, reduce medical procedure volumes and adversely affect our business and results of operations. However, we cannot predict the many ways that the federal healthcare reform laws might affect our business. It is unclear whether and to what extent, if at all, other anticipated developments resulting from the federal healthcare reform legislation, such as an increase in the number of people with health insurance and an increased focus on preventive medicine, may provide us additional revenue to offset the downward pressure. If additional revenue does not materialize, or if our efforts to offset the downward pressure are unsuccessful, the impact of health reform measures may adversely affect our financial performance, which in turn could cause the price of our stock to decline. In addition, a number of foreign governments are also considering or have adopted proposals to reform their healthcare systems. If significant reforms are made to the healthcare systems in other jurisdictions, our sales and results of operations may be materially and adversely impacted.

We intend to market our products in a number of international markets, and in order to market our products in other foreign jurisdictions we will need to obtain separate regulatory approvals. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval or clearance of a device by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure marketing authorization by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval, and we may not obtain foreign regulatory approvals on a timely basis, if at all.

We are subject to federal, state and foreign healthcare laws, including fraud and abuse laws, and failure to comply with such laws and regulations could have a material adverse effect on our business.

Our operations and business practices may be directly or indirectly affected by various broad U.S. federal, state or local healthcare laws and regulations, as well as similar laws outside the United States, including fraud and abuse laws. Examples of such laws and regulations include:

•	The federal Anti-Kickback Statute prohibits any person or entity from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or in kind, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of any good, facility, item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between device manufacturers on one hand and physicians, other prescribers and purchasers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly. In addition, the application of the statute to some business practices is not clear. Arrangements that involve remuneration, whether in cash, such as in the form of payments for consulting or speaking, or in kind, such as in the form of services provided to customers, that could induce prescribing, purchases, or recommendations may be subject to government scrutiny if they do not qualify for an exception or a safe harbor.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to health care matters.

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The federal Physician Payment Sunshine Act, which requires device manufacturers to track and report to HHS certain financial arrangements with physicians and teaching hospitals, as defined in the PPACA and its implementing regulations, including reporting any payment or other transfers of value provided to physicians and teaching hospitals and reporting any ownership and investment interests held by physicians and their immediate family members in applicable manufacturers. Failure to comply with the reporting requirements can result in significant civil monetary penalties ranging from $1,000 to $10,000 for each payment or other transfer of value that is not reported (up to a maximum per annual report of $150,000) and from $10,000 to $100,000 for each knowing failure to report (up to a maximum per annual report of $1.0 million). The False Claims Act is broad in scope and theories of liability have included, among other things, submission of claims related to kickbacks and claims related to improper reimbursement of investigational products. In recent years, government authorities have intensified efforts aimed at uncovering practices that violate false claims laws. In addition, there are criminal penalties if an entity intentionally makes false statements in such reports.

•	The federal false claims laws, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement material to a false or fraudulent action or improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Private relators may also bring civil qui tam suits on behalf of the government under the federal False Claims Act, with potential liability including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim.

•	The civil monetary penalties law, which imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

•	Similar state and foreign laws and regulations, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers and may differ in significant ways making compliance efforts more difficult. For example, some states have enacted laws that restrict our marketing activities with physicians and require us to report consulting and other payments to healthcare providers and entities.

Efforts to ensure that our business complies with applicable healthcare laws and regulations require substantial time and resources. In addition, healthcare reform legislation has strengthened some of these laws. For example, PPACA, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal health care fraud statutes such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to be found in violation of the law. In addition, PPACA provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

Further, government scrutiny under these laws has been increasing and we expect there will continue to be additional U.S. federal and state laws and/or regulations, proposed and implemented, or modifications to existing laws, that could impact our operations and business. We cannot predict the effect that such future laws or regulations will have on our business. It is possible that governmental authorities will conclude that aspects of our business practices may not comply with current or future healthcare laws and regulations applicable to our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participating in governmental healthcare programs, and/or the curtailment or restructuring of our operations or certain of our business practices, any of which could adversely affect our ability to operate our business and our results of operations.

We also are subject to foreign healthcare regulatory laws, which vary by country. For instance, in the European Union, legislation on inducements offered to physicians and other healthcare workers or hospitals differ from country to country. Violation of the laws relating to such inducements may expose us to the imposition of criminal sanction and may also harm our reputation, which could in turn affect sales.

We may be subject to health information privacy and security standards that include penalties for noncompliance.

HIPAA and its implementing regulations safeguard the privacy and security of individually-identifiable health information. Certain of our operations may be subject to these requirements, and penalties for noncompliance can be both civil and criminal. In addition, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, enhanced federal health information privacy and security requirements. Among other things, HITECH makes certain of HIPAA’s privacy and security standards directly applicable to “business associates,” which are persons or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also set forth new notification requirements for health data security breaches, increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. Under HIPAA, business associates are directly liable for, among other things, impermissible use and disclosure of protected health information and failure to provide breach notification to a covered entity. While we do not believe we are a covered entity or a business associate under HIPAA, another government authority could disagree with our analysis, exposing us to penalties for HIPAA noncompliance. In addition, we could be subject to additional state laws, as well as foreign laws, that govern the privacy and security of health information. Such state laws may not be preempted by HIPAA, and state and foreign privacy laws may differ from HIPAA in significant ways, thus complicating our compliance efforts.

Failure to comply with the United States Foreign Corrupt Practices Act, or the FCPA, and similar laws associated with any activities outside the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other anti-bribery legislation around the world. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. We may face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. We cannot assure you that our employees and agents, or those companies to which we outsource certain of our business operations, will not take actions that violate any policies we may implement or applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

We use hazardous materials in our research and development and manufacturing processes. We are subject to foreign, federal, state and local regulations governing use, storage, handling and disposal of these materials and associated waste products. We are currently licensed to handle such materials, but we cannot assure you that we will be able to retain these licenses in the future or obtain licenses under new regulations if and when they are required by governing authorities. We cannot completely eliminate the risk of contamination, injury, or even death resulting from such hazardous materials, and we may incur liability as a result of any such contamination, injury or death. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources and any applicable insurance. We have also incurred and may continue to incur expenses related to compliance with environmental laws. Such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations. Further, we cannot assure that the cost of compliance with these laws and regulations will not materially increase in the future. We may also incur expenses related to ensuring that our operations comply with environmental laws related to our operations, and those of prior owners or operators of our properties, at current or former manufacturing sites where operations have previously resulted in spills, discharges or other releases of hazardous substances into the environment. We could be held strictly liable under U.S. environmental laws for contamination of property that we currently or formerly owned or operated without regard to fault or whether our actions were in compliance with law at the time. Our liability could also increase if other responsible parties, including prior owners or operators of our facilities, fail to complete their clean-up obligations or satisfy indemnification obligations to us. Similarly, if we fail to ensure compliance with applicable environmental laws in foreign jurisdictions in which we operate, we may not be able to offer our products and may be subject to civil or criminal liabilities.

The use, misuse or off-label use of our products may result in injuries that could lead to product liability suits, which could be costly to our business.

Our currently marketed products have been cleared by the relevant regulatory authority in each jurisdiction where we market them. There may be increased risk of injury if physicians attempt to use our products in procedures outside of those indications cleared or approved for use, known as off-label use. Our sales force is trained according to company policy not to promote our products for off-label uses, and in our instructions for use in all markets we specify that our products are not intended for use outside of those indications cleared for use. However, we cannot prevent a physician from using our products for off-label applications. Physicians may also misuse our product if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us.

Risks Related to our Intellectual Property and Litigation

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

Our success depends significantly on our ability to protect our intellectual property and proprietary technologies. Our policy is to obtain and protect our intellectual property rights. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage.

Our pending United States and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. The patents that we have obtained, which expire at various times between 2021 and 2031, or will obtain may be challenged by re-examination, inter partes or other post-grant review, opposition or other administrative proceeding, or in litigation. Such challenges could result in a determination that a patent is invalid. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. To the extent our intellectual property protection is inadequate, or is found to be invalid, we are exposed to a greater risk of direct competition. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to pursuing patents on our technology, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.

In the event that a competitor infringes upon our patent or otherwise violates our intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against challenges from others.

The medical device industry is characterized by patent and other intellectual property litigation, and we could become subject to litigation that may be costly, result in the diversion of our management’s time and efforts, require us to pay damages or prevent us from selling our products.

The medical device industry is characterized by extensive litigation and interference and other administrative proceedings over patent and other intellectual property rights. Whether or not a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that they own United States or foreign patents containing claims that cover our products, their components or the methods we employ in the manufacture or use of our products. Because it can take many years for a patent to issue on a patent application and patent applications are not published for at least 18 months after filing, there may be applications now pending of which we are unaware, which may later result in issued patents that contain claims that cover our products. There could also be existing patents, of which we are unaware, that contain claims that cover one or more components of our products. As the number of participants in our industry increases, the possibility of patent infringement claims against us also increases.

Any interference or derivation proceeding, litigation or other assertion of claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of our management from our core business and harm our reputation. If the relevant patents asserted against us are upheld as valid and enforceable and are found to be infringed, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products in the countries in which the asserted patents have issued unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on commercially reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to make, use, sell or otherwise commercialize one or more of our products in the countries in which the asserted patents have issued. In addition, if we are found to infringe willfully, we could be required to pay treble damages and attorney fees, among other penalties.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of these former employers or competitors. In addition, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to our Common Stock and this Offering

Our stock price is likely to be volatile, which may result in losses to our stockholders.

The trading price of our common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price, if at all.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially in response to, among other things, the risk factors described in this prospectus and other factors, many of which are beyond our control, including:

•	announcements of data from our clinical trials;

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the estimates we provide to the public or the expectations of market analysts;

•	conditions and trends in our industry and the markets we serve;

•	announcements of significant new products by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in recommendations by securities analysts that elect to follow our common stock;

•	legislation or regulatory policies, practices, or actions;

•	the commencement or outcome of litigation;

•	the sale of our common stock or other securities in the future by us or our stockholders, including upon expiration of market standoff or contractual lock-up agreements;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	recruitment or departure of key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the market prices of the stock of new issuers and of companies with smaller market capitalizations like us have been volatile and from time to time have experienced significant share price and trading volume changes unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly for reasons unrelated to our business.

Sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. Based upon the number of shares outstanding as of September 30, 2014, immediately after the closing of this offering, we will have                 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of our outstanding options and warrants. This includes the                 shares we are selling in this offering (assuming no exercise of the underwriters’ over-allotment option), which may be resold in the public market immediately, except for any shares held or purchased in this offering by our affiliates, as defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding after this offering, based on shares outstanding as of September 30, 2014, will be restricted as a result of applicable securities laws, lock-up or market standoff agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus. However, RBC Capital Markets, LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. As restrictions on resale expire, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. See “Shares Eligible for Future Sale” for a more detailed description.

The holders of                 shares of common stock and holders of warrants to purchase                 shares of common stock have the right to require us to register such shares under the Securities Act pursuant to the terms of an investors’ rights agreement between us and such holders. If such holders, by exercising their registration rights, sell a large number of shares, such sales could adversely affect the market price for our common stock. Further, if we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

We intend to file a registration statement on Form S-8 under the Securities Act to register approximately shares for issuance under our equity incentive plans. Our 2015 Equity Incentive Plan provides for annual automatic increases in the shares reserved for issuance under the plan without stockholder approval, which will result in additional dilution to our stockholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to any applicable lock-up period or other restrictions provided under the terms of the applicable plan and/or the option agreements, and, with respect to our affiliates, the provisions of Rule 144 under the Securities Act.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and stockholders holding more than 5% of our capital stock and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock. The previously discussed ownership percentage upon the completion of this offering does not reflect the potential purchase of any shares in this offering by such stockholders. As a result, if these stockholders were to choose to act together, they would be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. See “Principal Stockholders” for information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists, and we cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or products by using our shares as consideration.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could reduce our stock price and prevent our stockholders from replacing or removing our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, as will be in effect upon completion of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable, including provisions that:

•	authorize the issuance of preferred stock with powers, preferences and rights that may be senior to our common stock, which can be created and issued by our board of directors without prior stockholder approval;

•	provide for the adoption of a staggered board of directors whereby the board is divided into three classes each of which has a different three-year term;

•	provide that the number of directors shall be fixed by the board;

•	prohibit our stockholders from filling board vacancies;

•	provide for the removal of a director only for cause and then by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors, except as required by law;

•	prohibit stockholders from calling special stockholder meetings, except as required by law;

•	prohibit stockholders from acting by written consent without holding a meeting of stockholders;

•	require certain stockholder litigation proceeding to be brought in Delaware;

•	require the vote of at least 66- 2⁄3% of the outstanding shares to approve amendments to the anti-takeover provisions of our certificate of incorporation or bylaws;

•	prohibit cumulative voting, except as required by law, in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

•	require advance written notice and additional disclosure for stockholder proposals and director nominations.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

If securities or industry analysts do not publish research or reports about our business, or if they issue a negative opinion regarding our stock, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

Our management will retain broad discretion as to the allocation of the proceeds from this offering and may spend these proceeds in ways in which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any

June 30 before that time, in which case, we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

New stockholders will incur substantial and immediate dilution as a result of this offering.

The initial public offering price of our common stock is substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. At the initial public offering price of $         per share, purchasers in this offering will experience immediate and substantial dilution of approximately $         per share, representing the difference between our historical net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering. See “Dilution” for additional information.

Our auditors have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or we may otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our results of operations accurately or prevent fraud; and in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. During the course of preparing for this offering, our independent registered public accounting firms determined that material adjustments to our financial statements were necessary, which required us to restate the financial statements for the year ended December 31, 2012 and record significant post-closing adjustments for the year ended December 31, 2013. This led our independent registered public accounting firms to conclude that we had material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that our independent registered public accounting firms identified related to: (1) our financial statement close process, including both our failure to have adequate processes in place to complete our financial statement close process in a timely and accurate manner and that our review controls were not designed with the level of precision necessary to detect or prevent material misstatements; and (2) that we lacked personnel with sufficient technical expertise to account for complex transactions in accordance with generally accepted accounting principles. We have taken steps to remediate the material weaknesses by hiring additional financial personnel and implementing additional review procedures within our finance department and, if appropriate, we will engage external accounting experts with the appropriate knowledge to supplement our internal resources in our computation and review processes. These actions are subject to ongoing management review and the oversight of the audit committee of our board of directors. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or to avoid potential future material weaknesses. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We do not intend to pay dividends on our common stock.

We have never paid dividends on our common stock, and we currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock in the foreseeable future. The declaration and payment of all future dividends, if any, will be at the sole discretion our board of directors, which retains the right to change our dividend policy at any time, and may be limited by our debt arrangements in place from time to time. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our ability to successfully commercialize our products in the United States and Europe;

•	our distributors’ ability to commercialize our products abroad, particularly in Japan;

•	the outcome or success of our clinical trials;

•	the rate and degree of market acceptance of our products;

•	our ability to develop sales and marketing capabilities;

•	the effects of increased competition as well as innovations by new and existing competitors in our market;

•	our ability to obtain funding for our operations;

•	our ability to pay our debts as they come due and comply with our ongoing financial covenants under our credit facilities;

•	the level and availability of third party payor reimbursement for our products;

•	our ability to effectively manage our anticipated growth;

•	our ability to maintain, protect and enhance our intellectual property rights and propriety technologies;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	costs associated with defending intellectual property infringement, product liability and other claims;

•	regulatory developments in the United States and foreign countries;

•	our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	statements regarding future revenue, gross margins, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

•	our expected use of proceeds of this offering; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by Millennium Research Group, Inc., or Millennium Research, and other publicly available information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to this information. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

The Millennium Research reports described in this prospectus represent data, research opinion or viewpoints published by Millennium Research and are not representations of fact. The Millennium Research reports speak as of their original publication date, and not as of the date of this prospectus, and the opinions expressed in the Millennium Research reports are subject to change without notice. The Millennium Research reports consist of: Millennium Research Group, Inc., US Markets for Interventional Cardiology Devices 2014 (RPUS10IC13), published in November 2013; Millennium Research Group, Inc., Japanese Markets for Interventional Cardiology Devices 2013 (RPJP10IC13), published in March 2013; and Millennium Research Group, Inc., European Markets for Interventional Cardiology Devices 2014 (RPEU10IC13), published in October 2013. Millennium Research reserves all rights with respect to the above referenced publications, which are not to be reproduced, distributed, transmitted or published without Millennium Research’s consent.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                 shares of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming that the assumed initial price to the public remains the same, and after deducting underwriting discounts and commissions payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds of this offering as follows:

•	approximately $ million to continue to expand our sales and marketing efforts;

•	approximately $ million to continue to invest in our clinical trials; and

•	the balance for working capital and general corporate purposes.

We may use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to several covenants under our debt arrangements that place restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2014:

•	on an actual basis;

•	on a pro forma basis, giving effect to (1) the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 212,169,406 shares of our common stock upon the closing of this offering, (2) the issuance of shares of common stock upon the net exercise at the initial public offering price of certain of our preferred stock warrants, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and (3) the issuance of shares of common stock upon the conversion of our convertible promissory notes, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	on a pro forma as adjusted basis, giving effect to (1) our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (2) the filing of our amended and restated certificate of incorporation, that will become effective immediately prior to closing of this offering.

You should read this table together with the sections of this prospectus titled “Selected Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$10,467	$		$

Long-term debt, including current portion	18,608
Convertible notes payable, including current portion	14,490
Derivative liability	4,174
Warrants to purchase preferred stock	24,720
Convertible preferred stock, $0.01 par value; 306,331,293 shares authorized, 201,095,953 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	153,622
Other long-term liabilities	6,798
Stockholders’ deficit:
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—		—
Common stock, $0.01 par value; 381,990,333 shares authorized, 8,083,810 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	81
Additional paid-in capital	1,888
Accumulated deficit	(212,454)

Total stockholders’ deficit	(210,485)

Total capitalization	$11,927	$		$

(1)

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of

$ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions payable by us.

The number of shares of our common stock shown as issued and outstanding on a pro forma as adjusted basis in the table above is based on the number of shares of our common stock outstanding as of September 30, 2014 and excludes:

•	49,235,586 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, at a weighted-average exercise price of $0.066 per share; and

•	3,459,678 shares of our common stock issuable upon exercise of outstanding warrants to purchase preferred stock, at a weighted-average exercise price of $0.477 per share;

•	1,066,500 shares of common stock issuable upon the exercise of options to be issued upon the consummation of this offering, at an exercise price equal to (1) the initial public offering price, if this offering is consummated on or before a date determined by our board of directors or (2) the then-current fair market value of our common stock if this offering is not consummated by such date;

•	1,529,511 shares of common stock issuable upon the exercise of options to be issued subject to, and contingent upon, the consummation of this offering, at an exercise price equal to the initial public offering price; and

•	shares of our common stock reserved for future issuance pursuant to our 2015 Equity Incentive Plan, or 2015 Plan, that will become effective prior to the closing of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year (including all unallocated shares of common stock reserved for issuance under our previously existing Amended and Restated 1999 Stock Option and Incentive Plan, or the 1999 Plan, that will be added to the shares reserved under the 2015 Plan upon its effectiveness).

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our historical net tangible book value as of September 30, 2014 was $(210.5) million, or $(26.04) per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities and preferred stock, which is not included within stockholders’ deficit. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of September 30, 2014.

Our pro forma net tangible book value as of September 30, 2014 was $         million, or $         per share of common stock. Our pro forma net tangible book value is the amount of our total tangible assets less our liabilities. Pro forma net tangible book value per share is our pro forma net tangible book value divided by the total number of shares of common stock outstanding as of September 30, 2014, after giving effect to (1) the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 212,169,406 shares of our common stock upon the closing of this offering, (2) the issuance of                 shares of common stock upon the conversion of all outstanding principal and accrued interest as of September 30, 2014 on our convertible promissory notes upon the closing of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus and (3) the issuance of                 shares of common stock upon the net exercise at the initial public offering price of preferred stock warrants that were outstanding as of September 30, 2014, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

Our pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of September 30, 2014 was $         million, or $         per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering.

The following table illustrates this dilution on a per share basis to investors participating in this offering:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2014	$(26.04)
Increase per share attributable to the pro forma transactions described in preceding paragraphs
Pro forma net tangible book value per share as of September 30, 2014
Increase in pro forma net tangible book value per share attributed to investors purchasing shares from us in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover

page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to investors participating in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Each 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $         and decrease the dilution per share to investors participating in this offering by $        , assuming the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Each 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $         and increase the dilution per share to investors participating in this offering by $        , assuming the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing. See “Prospectus Summary—The Offering” for a description of the number of shares issuable upon the net exercise of certain of our preferred stock warrants and the conversion of our outstanding convertible promissory notes upon the closing of this offering, which depends on the initial public offering price of our common stock.

If the underwriters exercise their option in full to purchase an additional                 shares of our common stock in this offering, the pro forma as adjusted net tangible book value would increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to investors participating in this offering.

The following table summarizes as of September 30, 2014, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

The tables and calculations above are based on the number of shares of our common stock outstanding as of September 30, 2014 and excludes:

•	49,235,586 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, at a weighted-average exercise price of $0.066 per share; and

•	3,459,678 shares of our common stock issuable upon exercise of outstanding warrants to purchase preferred stock, at a weighted-average exercise price of $0.477 per share;

•	1,066,500 shares of common stock issuable upon the exercise of options to be issued upon the consummation of this offering, at an exercise price equal to (1) the initial public offering price, if this offering is consummated on or before a date determined by our board of directors or (2) the then-current fair market value of our common stock if this offering is not consummated by such date;

•	1,529,511 shares of common stock issuable upon the exercise of options to be issued subject to, and contingent upon, the consummation of this offering, at an exercise price equal to the initial public offering price; and

•	shares of our common stock reserved for future issuance pursuant to our 2015 Equity Incentive Plan, or 2015 Plan, that will become effective prior to the closing of this offering and will include provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year (including all unallocated shares of common stock reserved for issuance under our previously existing Amended and Restated 1999 Stock Option and Incentive Plan, or the 1999 Plan, that will be added to the shares reserved under the 2015 Plan upon its effectiveness).

To the extent that options or warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data. We derived the selected statements of operations data for the years ended December 31, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. We derived the selected statements of operations data for the nine months ended September 30, 2013 and 2014 and the selected balance sheet data as of September 30, 2014 from our unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future.

The data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the financial statements, related notes, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013		2013	2014
	(in thousands, except per share amounts)
				(unaudited)
Statement of Operations Data:
Revenue	$2,637		$2,682	$1,844		$3,675

Cost of revenue	5,474		6,184	3,704		5,259

Gross loss	(2,837)		(3,502)	(1,860)		(1,584)
Operating expenses:
Research and development	7,132		7,522	5,532		5,986
Selling, general and administrative	9,606		12,924	9,374		13,443

Total operating expenses	16,738		20,446	14,906		19,429

Operating loss	(19,575)		(23,948)	(16,766)		(21,013)
Other income (expenses):
Other income	123		120	91		90
Interest expense	(2,079)		(6,538)	(4,952)		(4,804)
Loss on extinguishment of debt	—		(962)	(962)		—
Derivative revaluation(1)	—		(894)	—		(2,092)
Warrant revaluation(1)	(268)		160	3,063		3,319

Total other income (expenses), net	(2,224)		(8,114)	(2,760)		(3,487)

Net loss and comprehensive loss	$(21,799)		$(32,062)	$(19,526)		$(24,500)

Net loss attributable to common stockholders	$(30,249)		$(32,062)	$(19,526)		$(24,500)

Net loss per share attributable to common stockholders—basic and diluted(2)	$(6.21)		$(5.13)	$(3.24)		$(3.18)

Weighted-average shares of common stock—basic and diluted	4,874		6,250	6,020		7,704

Pro forma net loss per share attributable to common stockholders—basic and diluted(3)		$			$

Weighted-average shares of common stock—pro forma basic and diluted(3)

	As of December 31,		As of September 30, 2014
	2012	2013
	(in thousands)
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$6,599	$27,058	$10,467
Total assets	16,770	35,173	21,147
Long-term debt, including current portion	4,840	14,270	14,490
Convertible notes payable, including current portion	5,065	16,290	18,608
Other long-term liabilities(4)	113	—	6,798
Warrants to purchase preferred stock	19,905	27,850	24,720
Derivative liability	—	2,082	4,174
Redeemable convertible preferred stock	128,375	153,305	153,622
Total stockholders’ deficit	(154,941)	(186,472)	(210,485)

(1)	See Note 11 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of warrant revaluation and Note 12 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of derivative revaluation.

(2)	See Note 15 to our financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(3)	Pro forma basic and diluted net loss per share represents net loss divided by the pro forma weighted-average shares of common stock outstanding. Pro forma weighted-average shares outstanding reflects the automatic conversion of our preferred stock and convertible promissory notes (using the if-converted method) into common stock and the net exercise of certain of our preferred stock warrants for shares of common stock, as though the conversion and net exercise had occurred on the first day of the relevant period.

(4)	Other long-term liabilities represents advances on convertible promissory notes issued in November 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a cardiovascular imaging company advancing the diagnosis and treatment of coronary artery disease, the world’s leading cause of death according to the World Health Organization. In 2012, we completed a 13-year development effort and began commercializing a U.S. Food and Drug Administration, or FDA, cleared optical catheter that utilizes near-infrared spectroscopy, or NIRS, to determine if a patient has cholesterol-rich, lipid core coronary plaques, or LCPs. Our optical catheter also includes an intravascular ultrasound, or IVUS, that shows the structure of the plaque, while NIRS provides information on the lipid content of the plaque, including the presence or absence of a LCP in an individual patient. LCPs are known to complicate stenting procedures, and are suspected to be the vulnerable plaques that cause most heart attacks. Our dual-modality NIRS-IVUS True Vessel Characterization Imaging System, or TVC System, is designed to provide physicians with information that has the potential to improve patient clinical outcomes through more tailored treatments.

Our TVC System includes the TVC Console, the TVC Nexus Controller, the TVC Insight Catheter and various accessories. We commenced commercial sales of our NIRS-IVUS TVC System in the United States in 2012. For the year ended December 31, 2013, our revenues were $2.7 million, and for the nine months ended September 30, 2014, our revenues were $3.7 million. For the year ended December 31, 2013, our net loss was $32.1 million, and for the nine months ended September 30, 2014, our net loss was $24.5 million. Our accumulated deficit as of December 31, 2013 and September 30, 2014 was $188.0 million and $212.5 million, respectively.

We employ a dual commercialization model of direct sales and third-party distributors to sell our TVC System. In the United States, we use a direct sales organization supported by field clinical specialists and customer service support. In Europe, we employ a hybrid commercial strategy combining both a direct sales organization and distributors that specialize in the interventional cardiology market. In Japan, which represents an estimated 46% of the coronary imaging market in Western Europe, Japan and the United States, according to Millennium Research Group, Inc., we have partnered with Nipro Corporation, or Nipro, pursuant to a five-year exclusive distribution agreement that expires in August 2019. In August 2014, Nipro received Shonin approval from the Japanese Pharmaceuticals and Medical Device Agency, or PMDA, to market our TVC System in Japan. Nipro is currently awaiting a national Japanese reimbursement decision with respect to our TVC System, which it expects will be forthcoming in the first half of 2015, and thereafter intends to accelerate its sales efforts. We have also received regulatory clearance to market our TVC System in South Korea and are in the process of seeking regulatory approval to sell our product in Canada, which we hope to receive in the first half of 2015. We are also actively engaged in registering our TVC System in China, with the goal of obtaining regulatory approval and entering the Chinese market with a partner in 2016.

As of December 31, 2012 and 2013, we had an installed base of 67 and 98 TVC Systems, respectively. As of December 31, 2014, we had an installed base of 143 TVC Systems. Our current business model includes selling, leasing and placing our TVC Consoles to hospitals, which then purchase single-use catheters for each use procedure. While we anticipate increasingly generating revenue from the sale or lease of our TVC Consoles, we view the sale of single-use catheters as our primary revenue driver. For the year ended December 31, 2013, revenue attributed to our TVC Consoles was $0.7 million and revenue attributed to our single-use catheters was $2.0 million. For the nine months ended September 30, 2014, revenue attributed to our TVC Consoles was $0.9 million and revenue attributed to our single-use catheters was $2.8 million.

From inception through September 30, 2014, we have primarily financed our operations through private preferred equity financings, debt financings and, to a much lesser extent, cash flows from sales of our product. We expect to continue to incur net losses for the next several years and may require additional capital through equity financings and debt financings in order to fund our operations to a level of revenues adequate to support our cost structure. Our operating results may fluctuate on a quarterly or annual basis in the future and our growth or operating results may not be consistent with our expectations or with the predictions made by securities analysts. We may not be able to achieve profitability in the future. See “Risk Factors” beginning on page 12 for additional information about the risks and uncertainties associated with our business.

Key Factors Affecting Our Performance

We believe there are several important factors that have impacted and that we expect to continue to impact our results of operations.

Our Ability to Grow Physician Acceptance of our TVC Imaging System

We continue to invest in programs to educate interventional cardiologist who treat CAD about the advantages of using our TVC System. This requires significant commitment by our marketing team and sales organization, and our investments can vary depending upon the physician’s practice specialization, personal preferences and geographic location. We are competing with well-established companies that have strong existing relationships with many of these physicians. In addition, these physicians are often already comfortable using our competitors’ IVUS products. Educating physicians about the advantages of our dual-modality NIRS-IVUS TVC System and influencing these physicians to use our product in the treatment of CAD, is required to grow our revenue.

Our Ability to Recruit and Train our Sales Representatives and Increase Their Productivity

As of September 30, 2014, we had a 36 person direct sales, field clinical, and customer service organization driving product adoption in the United States and Europe. We only recently began building our sales organization in the United States and have made, and intend to continue to make, substantial investments in recruiting and training our sales representatives. This process is lengthy because it requires significant education and training for our sales representatives to achieve the level of clinical competency with our TVC System that is expected by physicians. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels that we expect them to reach. Successfully recruiting and training a sufficient number of productive sales representatives is required to achieve growth at the rate we expect.

Our Ability to Demonstrate the Clinical Utility of the TVC Imaging System through Clinical Trials

We are investing in clinical trials to validate the use of the TVC Imaging System as a leading complementary device for use in interventional cardiology procedures. We believe that these efforts will continue to drive adoption of our TVC System and further validate the advantages of our novel dual-modality technology. While research and development and clinical testing are time consuming and costly, we believe that the clinical data resulting from our ongoing studies has the opportunity to appropriately demonstrate the clinical utility of the TVC Imaging System in identifying vulnerable plaques.

The growth and prospects of our business are also influenced by our ability to obtain greater reimbursement for use of our TVC System in the United States, Japan and in other markets as well as our ability to maintain regulatory clearance of our TVC System in the United States, Japan and in other markets and obtain regulatory clearance for the new versions of our TVC System in the United States, Japan and in other markets. See “Risk Factors” beginning on page 12 for additional information about the risks and uncertainties associated with our business.

Components of Results of Operations

The following is a description of what comprises each of our significant statement of operations and comprehensive loss captions:

Revenue

We currently sell, lease or place without compensation our TVC Consoles (which include our Nexus Controllers), and sell our single-use catheters and associated accessories, which include tools, cables and warranties for use with the TVC Consoles. In arrangements where we place TVC Consoles free of charge, we generate revenues through the sale of single-use catheters. Our primary customers are hospital sites in the United States and Europe, with interventional cardiologists at these hospital sites having a significant impact on purchasing decisions. In addition to our direct customers, we also sell our product through various third-party distributors. These distributors sell to hospital sites in Eastern Europe and Italy and we plan to begin sales through distributors in Japan and South Korea.

Our objective is to expand our sales and marketing infrastructure, increase awareness of our product and broaden third party reimbursement for our product. In August 2014, Nipro received approval to market and sell our product in Japan. We anticipate limited release in the Japanese market through Nipro during the fourth quarter of 2014 and full market release during the first half of 2015, upon receipt of reimbursement authorization. In addition, we plan to continue to place TVC Consoles to hospital sites to further increase the volume of our catheter sales, which we view as our primary revenue driver. We also plan to continue to invest in clinical studies with the goal of demonstrating the further clinical utility of our TVC System in order create the opportunity to grow our revenue.

Cost of Revenue

Cost of revenue includes raw materials, labor costs, manufacturing overhead expenses and reserves for expected warranty costs, scrap, depreciation of placed TVC Consoles and inventory obsolescence. We manufacture the TVC Consoles and catheters at our manufacturing facility in Burlington, Massachusetts. Material costs are the majority of the cost of revenue for both the TVC Consoles and our catheter. Overhead expenses included in cost of revenue are quality assurance, manufacturing, engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management. Direct labor expenses include salaries, benefits and other personnel related costs for employees directly responsible for product manufacturing.

We expect our overall gross margin (loss) and gross margin (loss) percentage, which is calculated as revenue less cost of revenue for a given period divided by revenue, to fluctuate in future periods as a result of various factors, including changes in average selling price, changes in the percentage of products sold to distributors versus directly to individual customers, the ratio of placed TVC Consoles to sold or leased TVC Consoles, changes in our manufacturing processes or costs and increased manufacturing output. Given our early stage of commercialization, we also expect our gross margin (loss) and gross margin (loss) percentage to continue to fluctuate due to the timing and volume of product shipments and the related levels of utilized production capacity. Manufacturing inefficiencies may also impact our gross margin (loss) and gross margin (loss) percentage, which we may experience as we attempt to manufacture our TVC System on a larger scale, change our manufacturing capacity or output, and adjust to expanding our manufacturing facilities.

Research and Development Expense

Research and development expense consists primarily of personnel costs for our employees working on our development team, including salaries, bonuses, stock-based compensation and other personnel costs. Also included are non-personnel costs such as clinical study costs, subcontracting, consulting and professional fees to third party development resources, allocated overhead and depreciation and amortization costs as well as the inventory produced before FDA approval and other costs to scale-up and launch commercial production incurred prior to a regulatory approval, usage of commercial product for research and development and clinical trial purposes.

Research and development costs are expensed as incurred. Clinical study and other development costs incurred by third parties are expensed as the contracted work is performed. We accrue for costs incurred as the services are being provided by monitoring the status of the study or project and the invoices received from our external service providers. We adjust our accrual as actual costs become known.

Our research and development efforts are focused on improving our TVC System and investing in clinical studies to further demonstrate the TVC System’s clinical utility. As of September 30, 2014, we had 34 employees in our research and development function. We expect research and development expenses to continue to increase on an absolute dollar basis as we continue to progress with our on-going clinical studies. In particular, we expect clinical study expenses to increase beginning in the fourth quarter of 2014, as activity related to our LRP and PROSPECT 2 / ABSORB studies increases. As of September 30, 2014, we expect the future cost of these studies to us to be approximately $9.2 million through 2017, although no can assurances can be made as to the timing of these costs or that the total costs associated with these studies will not exceed our estimates.

Selling, General and Administrative Expense

Selling, general and administrative expense primarily includes personnel costs, including salaries, bonuses, stock-based compensation and other personnel costs related to sales, account management, marketing teams, administrative, legal, information technology, human resources, finance and accounting employees and executives. Selling, general and administrative expense also includes costs associated with our clinical support specialists, who assist hospital sites with the use of the TVC System. Additional expenses in this category include travel and entertainment, marketing and promotional events, marketing activities, subcontracting fees, audit fees, tax services and legal fees, as well as insurance and other corporate expenses.

As of September 30, 2014, we had 67 employees in the selling, general and administrative function. In order to continue to grow our business, geographical footprint and brand awareness, we expect to continue investing resources in sales and marketing by increasing the number of sales and account management teams. We also anticipate that we will incur additional costs for personnel and professional services related to our preparation for this offering and our subsequent operation as a public company. Such costs include those related to increases in the size of our internal finance team, additional external legal and audit fees and expenses, and costs associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations governing public companies. We also expect to incur increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function. As a result, we expect selling, general and administrative expense to increase on an absolute dollar basis as we invest to acquire new customers and operate as a public company.

Interest Expense

Interest expense represents interest incurred on borrowings as well as the amortization of debt discount and deferred financing costs associated with our outstanding term loan and convertible notes.

Loss on Extinguishment of Debt

Loss on extinguishment of debt represents the difference between the carrying value of debt, including deferred financing costs, and the payment required to the lender to extinguish the debt.

Derivative Revaluation

Derivative revaluation represents the change in fair value during the period of embedded derivatives issued in connection with our convertible debt arrangements.

Warrant Revaluation

Warrant revaluation represents the change in fair value of preferred stock warrants, which is primarily driven by changes in the fair value of the underlying redeemable convertible preferred stock during each reporting period.

Other Income

Other income represents the amortization of research and development funding by the Commonwealth of Massachusetts.

Income Taxes

We have not recorded an income tax provision given our history of net losses. Additionally, we have not recorded any tax benefit associated with the net losses generated due to the uncertainty of future taxable income.

Critical Accounting Policies

Our financial statements have been prepared in accordance with United States generally accepted accounting principles, or GAAP, applied on a consistent basis. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Revenue related to the sale of TVC Consoles, single-use catheters and associated accessories is recognized when persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, collectability is reasonably assured and risk of loss transfers, usually when components are shipped and no longer subject to a right of return. In arrangements where we place the TVC Console free of charge, we generate revenue through the sale of single-use catheters, and recognize no revenue related to the placement of the TVC Console because there are no fixed or determinable fees associated with the TVC Console. While certain of our contracts with customers include minimum purchase commitments for single-use catheters in arrangements where we place the TVC Console free of charge, we do not have history of successfully enforcing these minimum purchase commitments.

Generally, customer contracts or purchase orders are used to determine the existence of an arrangement. Substantially all sales transactions are based on prices that are determinable at the time that the customer’s purchase order is accepted by us. In order to determine whether collection is reasonably assured, a number of factors are assessed, including past transaction history and the creditworthiness of the customer. If it is determined that collection is not reasonably assured, the recognition of revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of payment. Assuming all other criteria for revenue recognition have been met, we recognize revenue for delivered items when title and risk of loss transfer upon shipment to the customer. We consider the installation of our console at a customer’s site and the subsequent training of relevant personnel to be perfunctory in nature, and therefore do not condition revenue recognition on completion of these tasks. We recognize revenue from consignment arrangements based on product usage, which indicates that the sale is complete. Revenue for separately priced extended warranty contracts is recognized ratably over the contract period.

Our revenue arrangements may include multiple elements or deliverables. These elements generally consist of our TVC Console and single-use catheters and, in limited circumstances, may also include accessories, service and maintenance agreements, extended warranty agreements or upgrade rights for TVC Consoles. If an arrangement includes multiple elements, the provisions of Financial Accounting Standards Board, or FASB, ASC Topic 605-25, Arrangements with Multiple Deliverables are applied. We allocate arrangement consideration based on the relative selling prices of the separate units of accounting contained within the arrangement. Revenue is recognized for each unit of accounting upon delivery of the item and/or completion of all obligations related to the deliverable.

We determine selling price using vendor specific objective evidence, or VSOE, if it exists, otherwise third-party evidence of selling price is used. If neither VSOE nor third-party evidence of selling price exists for a unit of accounting, we use best estimated selling price, BESP. We generally expect that we will not be able to establish third-party evidence due to the nature of our product and the markets in which we compete, and, as such, we typically will determine selling price using VSOE or BESP.

We determine BESP for an individual element based on consideration of both market and company-specific factors, including the selling price and profit margin for similar products, the cost to produce the deliverable and the anticipated margin on that deliverable and the characteristics of the varying markets in which the deliverable is sold.

We sell our product to and make payments for the participation of certain of our customers in our on-going clinical studies, or the study fees. These study fees consist of start-up fees, enrollment fees, follow-up fees, event driven fees, and screen failure fees. The services provided by clinical study hospital sites have a separately identifiable benefit and we have established a range of acceptable fair values for those services. In accordance with appropriate revenue guidance, we recognize revenue on product sold on a gross basis and separately recognize fees paid to hospital sites as research and development expenses as costs are incurred.

We sell our TVC System through direct sales representatives in the United Sates and a combination of direct sales representatives and independent distributors in international markets. Sales of consoles are recognized when title and risk of loss transfers, which is generally FOB shipping point, however, in the case of sales to distributors, TVC Console revenue is recognized as the right of return lapses or when the distributor notifies us of the sale to a third-party customer. Sales of single-use catheters are also recorded upon shipment. We do not generally provide any explicit or other implicit right of return of our products to our customers.

We provide a one year warranty on our consoles and a 90 day warranty on our catheters commencing upon the transfer of title and risk of loss to the customer, which we accrue for at the time of the sale.

Inventory

Inventory is valued at the lower of cost or market using the first-in, first-out, or FIFO, method. Cost of inventory is determined using standard cost, which approximates actual cost, on a FIFO basis. Given the early stage of commercialization of our product, we monitor the recoverability of our inventory and consider lower of cost or market reserves, or reserves for excess and obsolete inventory, as necessary.

Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the fair value of the asset or group of assets is less than their carrying value. Since our long-lived assets do not have identifiable cash flows that are independent of the cash flows of other assets and liabilities, we determined that the asset group to be tested includes all of our assets and liabilities, subject to certain exceptions, primarily our outstanding indebtedness. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. We had no impairments of long-lived assets for 2012, 2013 or to date in 2014.

Accounting for Complex Debt and Equity Arrangements

We evaluate features included in our debt and equity arrangements for potential accounting as either free-standing instruments or embedded derivatives. When a freestanding instrument or embedded derivative is issued with debt or equity, the proceeds are first allocated to the freestanding instrument and embedded feature based on their fair values, and the residual proceeds are allocated to the debt or equity instruments. In connection with the issuance of our preferred stock, debt and convertible notes, we have issued warrants for preferred stock that are considered freestanding financial instruments. The accounting for these warrants has been determined as described in the warrant revaluation section below. In connection with the issuance of our convertible notes, we and our lenders agreed that the notes would automatically convert into shares of our common stock at the initial public offering price upon the consummation of this offering. This feature meets the conditions of an embedded derivative and therefore requires mark-to-market accounting over the term that the convertible notes are outstanding.

Stock-Based Compensation

We measure and recognize compensation expense for all stock options granted to our employees, directors and non-employees based on the estimated fair value of the award on the grant date. We use the Black-Scholes valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis. We believe that the fair value of stock options granted to non-employees is more reliably measured than the fair value of the services received. As such, the fair value of the unvested portion of the options granted to non-employees is re-measured as of each reporting date. The resulting increase in value, if any, is recognized as expense during the requisite service period on a straight-line basis. The determination of the grant date fair value of options using an option pricing model is affected principally by our estimated common stock fair value and requires management to make a number of other assumptions, including the expected life of the option, the volatility of the underlying stock, the risk-free interest rate and expected dividends.

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our stock options were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2004 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. In some cases, we also engaged third-party valuation firms to conduct retrospective valuations for financial reporting purposes. Given the absence of a public trading market of our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	contemporaneous and, in certain cases retrospective, valuations of our common stock performed by unrelated third-party valuation firms;

•	our stage of development;

•	our operational and financial performance;

•	the nature of our services and our competitive position in the marketplace;

•	the value of companies that we consider peers based on a number of factors, including similarity to us with respect to industry and business model;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions, and the nature and history of our business;

•	issuances of preferred stock and the rights and other convertible securities, preferences and privileges of our preferred stock relative to those of our common stock;

•	current business conditions and projections;

•	the history of our company and our introduction of new products; and

•	the lack of marketability of our common stock.

Common Stock Valuation Methodology

The valuations were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the valuations of our common stock were prepared utilizing the option-pricing method, or OPM, the Probability-Weighted Expected Return Method, or PWERM, and a hybrid of the OPM and PWERM, based on our stage of development and other relevant factors.

For stock-based awards granted after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

Warrant Revaluation

We review the terms of warrants issued in connection with the applicable accounting guidance and classify warrants as a long-term liability on the balance sheets if the warrant may conditionally obligate us to transfer assets, including repurchase of our shares, at some point in the future. Warrants to purchase shares of redeemable convertible preferred stock meet these criteria and therefore require liability classification. We classify warrants within stockholders’ deficit on the balance sheets if the warrants are considered to be indexed to our own stock, and otherwise would be recorded in stockholders’ deficit.

Liability-classified warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense) in the statements of operations and comprehensive loss. We estimate the fair value of these warrants at issuance and each balance sheet date thereafter using the Black-Scholes option-pricing model, based on the estimated market value of the underlying redeemable convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying redeemable convertible preferred stock. The fair value of the redeemable convertible preferred stock has been determined using the valuation methodologies described above with respect to stock-based compensation by our board of directors.

Income Taxes

We account for income taxes using the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. We have provided a valuation allowance to reduce deferred tax assets to amounts that are realizable based on the uncertainty of future taxable income.

Results of Operations

The following table sets forth our selected statements of operations and comprehensive loss data:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Revenue	$2,637	$2,682	$1,844	$3,675
Cost of revenue	5,474	6,184	3,704	5,259

Gross loss	(2,837)	(3,502)	(1,860)	(1,584)

Operating expenses:
Research and development	7,132	7,522	5,532	5,986
Selling, general and administrative	9,606	12,924	9,374	13,443

Total operating expenses	16,738	20,446	14,906	19,429

Operating loss	(19,575)	(23,948)	(16,766)	(21,013)
Operating income (expenses):
Other income	123	120	91	90
Interest expense	(2,079)	(6,538)	(4,952)	(4,804)
Loss on extinguishment of debt	—	(962)	(962)	—
Derivative revaluation	—	(894)	—	(2,092)
Warrant revaluation	(268)	160	3,063	3,319

Total other income (expenses), net	(2,224)	(8,114)	(2,760)	(3,487)

Net loss and comprehensive loss	$(21,799)	$(32,062)	$(19,526)	$(24,500)

Comparison of Nine Months Ended September 30, 2013 and 2014

Revenue.  Revenue for the nine months ended September 30, 2014 increased $1.9 million to $3.7 million from $1.8 million for the nine months ended September 30, 2013 due primarily to increased volume of TVC Catheter sales.

Cost of Revenue.  Cost of revenue for the nine months ended September 30, 2014 increased $1.6 million to $5.3 million from $3.7 million for the nine months ended September 30, 2013 due to an increase in the volume of TVC Catheters sold and an increase in the depreciation of placed TVC Consoles. In addition, the increase was driven by an increase in headcount in the manufacturing process. As of September 30, 2014, our headcount for the manufacturing process totaled 29 employees, compared with 24 employees at September 30, 2013.

Gross Loss and Gross Loss Percentage.  Our gross loss for the nine months ended September 30, 2014 decreased $0.3 million to $1.6 million from $1.9 million for the nine months ended September 30, 2013. Our gross loss percentage for the nine months ended September 30, 2014 and 2013 was 43.1% and 100.9%, respectively. We have not generated sufficient sales volume to meet our costs of revenue, including labor and overhead expenses of operating our production facility as well as the deprecation of placed consoles. Given our early stage of commercialization, we expect our gross loss and gross loss percentage to continue to fluctuate due to the timing and volume of product shipments and the related levels of utilized production capacity.

Research and Development Expense.  Research and development expense for the nine months ended September 30, 2014 increased $0.5 million to $6.0 million from $5.5 million for the nine months ended September 30, 2013 due to the initiation of the LRP Study and the PROSPECT 2 / ABSORB Study during the first nine months of 2014, which resulted in increased salaries of employees and consultants, as well as costs incurred with clinical research organizations.

Selling, General and Administrative Expense. Selling, general and administrative expense for the nine months ended September 30, 2014 increased $4.0 million to $13.4 million from $9.4 million for the nine months ended September 30, 2013 due primarily to an increase in headcount in our sales and marketing and finance groups. As of September 30, 2014, our headcount for selling, general and administrative functions totaled 67 employees, compared with 57 employees at September 30, 2013. We also experienced an increase of $0.9 million in commissions paid to our sales force as a result of increased catheter sales volume in the domestic market. In addition, we incurred approximately $0.8 million in expenses during the first nine months of 2014 in anticipation of preparing for an initial public offering.

Interest Expense.  Interest expense for the nine months ended September 30, 2014 decreased $0.2 million to $4.8 million from $5.0 million for the nine months ended September 30, 2013 due to decreases in the accretion of debt discount and decrease in the amortization of deferred financing costs, which were partially offset by increased borrowings during the first nine months of 2014.

Derivative Revaluation.  Derivative revaluation for the nine months ended September 30, 2014 increased $2.1 million from none in the nine months ended September 30, 2013 due to an increase in the value of the derivative instruments as a result of the closer proximity of our initial public offering.

Warrant Revaluation.  Warrant revaluation income for the nine months ended September 30, 2014 increased $0.2 million to $3.3 million from $3.1 million for the nine months ended September 30, 2013 due to a decrease in value of the underlying preferred stock.

Other Income.  Other income was minimal for the nine months ended September 30, 2014 and 2013.

Comparison of Years Ended December 31, 2012 and 2013

Revenue.  Revenue in 2013 remained relatively consistent at approximately $2.7 million compared to $2.6 million in 2012. Improved TVC Catheter sales were partially offset by a reduction in TVC Console sales in 2013. Placement of consoles at hospital sites in the United States increased in 2013 compared with 2012 due to investments made in our sales force, which drove market penetration.

Cost of Revenue.  Cost of revenue in 2013 increased $0.7 million to $6.2 million from $5.5 million in 2012 due to an increase in the volume of TVC Catheters sold as well as an increase in depreciation expense associated with placed TVC Consoles.

Gross Loss and Gross Loss Percentage.  Our gross loss for 2013 and 2012 was $3.5 million and $2.8 million, respectively. Our gross loss percentage for 2013 and 2012 was 131% and 108%, respectively. Despite achieving reductions in our manufacturing costs, we have not generated sufficient sales volume to meet our costs of revenue, including labor and overhead expenses of operating our production facility as well as the deprecation of placed TVC Consoles.

Research and Development Expense.  Research and development expense in 2013 increased $0.4 million to $7.5 million from $7.1 million in 2012 due to the completion of the MC8 model of our TVC Catheter in 2013, which was in process for all of 2012 as well as increased salaries of research and development employees and consultants.

Selling, General and Administrative Expense.  Selling, general and administrative expense increased $3.3 million in 2013 to $12.9 million from $9.6 million in 2012 due primarily to an increase in headcount in our sales and marketing and finance groups. As of December 31, 2013, our headcount for selling, general and administrative functions totaled 53 employees, compared with 44 employees at December 31, 2012. We also experienced an increase of $0.4 million in commissions paid to our sales force as a result of increased catheter sales volume in the domestic market.

Interest Expense.  Interest expense increased $4.4 million in 2013 to $6.5 million from $2.1 million in 2012 due to increased borrowing costs on increased levels of debt.

Derivative Revaluation.  Derivative revaluation increased $0.9 million in 2013 to income of $0.9 million from none in 2012 due to the closer proximity of our initial public offering.

Warrant Revaluation.  Warrant revaluation changed from a $0.3 million expense in 2012 to a $0.2 million benefit in 2013 due a decrease in fair value of the underlying redeemable convertible preferred stock for which the warrants are exercisable in 2013 compared to 2012.

Other Income.  Other income remained consistent at $0.1 million in 2012 and 2013.

Liquidity and Capital Resources

Overview

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future.

At December 31, 2013 and September 30, 2014, we had $27.1 million and $10.5 million in cash and cash equivalents, respectively. During the years ended December 31, 2013 and 2012, we incurred net losses of approximately $32.1 million and $21.8 million, respectively, and incurred a net loss of $24.5 million in the nine months ended September 30, 2014. We have incurred operating losses from inception through September 30, 2014 of approximately $212.5 million. We expect to continue to incur significant operating losses. Those losses, as well as the status of each of our new product development programs and clinical studies, will significantly impact our cash management decisions.

We have utilized a combination of equity and borrowing arrangements with private investors, strategic partners, and traditional lenders and mezzanine financial institutions to finance our operations.

Our historical cash outflows have primarily been associated with cash used for operating activities such as the purchase of inventory, expansion of our sales and marketing and research and development activities and other working capital needs, and expenditures related to equipment and improvements to increase our manufacturing capacity and efficiency.

We expect to continue to need to seek debt arrangements and equity financing in the future until we are generating a level of profitability and cash flows necessary to sustain our growth. However, factors such as the availability of debt and equity capital to us as well as favorable interest rates and the affect of dilution will impact our decision to continue to utilize these arrangements as a source of cash. There is no assurance we will be able to obtain debt or equity financings on terms acceptable to us or at all.

We believe that our available cash and cash equivalents at September 30, 2014, along with our subsequent borrowings, and the anticipated net proceeds of this offering will be sufficient to satisfy our liquidity requirements for at least the next twelve months. We have classified our borrowings in the amount of $14.5 million under our senior secured loan facility as current due to the affirmative covenants contained in the loan agreement, including that (1) we maintain unrestricted cash and cash equivalents equal to or greater than six times our calculated monthly cash burn amount (as defined in the loan agreement) and (2) we achieve consolidated net product revenues not less than certain specified amounts, tested monthly on a trailing six-month basis. While we do not expect these affirmative covenants to impact our liquidity as long as we remain in compliance, there can be no assurance that we will not breach our covenants or that any covenant breach that may occur will be waived by the lenders. We have based this estimate on assumptions that may prove to be wrong, however, and we could use our capital resources sooner than we expect.

Historical Cash Flows

In summary, our cash flows were the following for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Net cash used in operating activities	$(18,759)	$(25,940)	$(19,040)	$(22,678)
Net cash used in investing activities	(306)	(195)	(118)	(356)
Net cash provided by financing activities	14,736	46,594	46,497	6,443

Operating Activities.  Our operating activities used cash of approximately $22.7 million for the nine months ended September 30, 2014 and approximately $19.0 million for the nine months ended September 30, 2013. Our net loss, adjusted for non-cash expenses, increased by $4.3 million over the period due primarily to continued investments in sales and marketing efforts. Changes in working capital decreased by $0.7 million from the nine months ended September 30, 2013 to the nine months ended September 30, 2014 due to timing of collection of accounts receivable and payments of accounts payable.

Our operating activities used cash of approximately $25.9 million in 2013 and approximately $18.8 million in 2012. Our net loss, adjusted for non-cash expenses, increased by $4.4 million in 2013 due primarily to our investment in sales and marketing efforts. The impact of changes in working capital during 2013 was to decrease operating cash flows by $2.9 million, which reflected our investment in inventories and the timing of payments of accounts payable and accrued expenses between years, as well as the receipt of cash related to deferred revenue.

Investing Activities.  Our investing activities included the purchase of property and equipment in the amount of approximately $0.4 million for the nine months ended September 30, 2014 and $0.1 million for the nine months ended September 30, 2013.

Our investing activities included the purchase of property and equipment in the aggregate amount of approximately $0.2 million in 2013 and approximately $0.3 million in 2012.

Financing Activities.  Cash provided by financing activities was $46.5 million for the nine months ended September 30, 2013 compared to cash provided by financing activities of $6.4 million for the nine months ended September 30, 2014. The change was primarily due to the issuance of Series E redeemable convertible preferred stock and warrants during the nine months ended September 30, 2013 for proceeds of $25.0 million and the net issuance of debt and convertible promissory notes of $18.3 million in 2013, as compared to the net issuance of debt and convertible promissory notes of $6.8 million in 2014.

Cash provided from our financing activities increased approximately $31.9 million in 2013 to $46.6 million compared to $14.7 million in 2012. The increase was due primarily to the proceeds of $24.9 million received in consideration for the issuance of Series E redeemable convertible preferred stock and warrants, as well as the release of cash held in escrow in 2013 that was previously put into escrow in 2012 in connection with our senior loan facility.

Operating and Capital Expenditure Requirements

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

•	our ability to generate sales of our TVC Consoles and catheters;

•	our volume of sold or leased consoles compared to placed consoles;

•	investment in sales and marketing efforts;

•	investment in product development;

•	investment in clinical studies;

•	the timing of principal and interest payments pursuant to our outstanding debt obligations; and

•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	support of our commercialization efforts related to our TVC System;

•	clinical studies;

•	improvements in our manufacturing capacity and efficiency;

•	product development efforts;

•	payment of monthly interest due under our term debt agreement;

•	increases in the size and reach of sales force;

•	the acquisition of equipment and other fixed assets; and

•	facilities expansion needs.

We expect research and development expenses to continue to increase on an absolute dollar basis as we continue to progress with our on-going clinical studies, which are critical to increasing market acceptance of our TVC System and obtaining third-party payor reimbursement therefor. As of September 30, 2014, we expect the future cost of our LPR and PROSPCT 2 / ABSORB studies to us to be approximately $9.2 million through 2017, although no assurances can be made as to the timing of these costs or that the total costs associated with these studies will not exceed our estimates.

Although we believe the foregoing items reflect our most likely uses of cash in the short-term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain additional debt financing. The sale of additional equity securities, or the use of our stock in an acquisition or strategic transaction, would result in additional dilution to our stockholders. Additional debt would result in interest expense and debt service requirements, and could subject us to covenants that would restrict our operations. In addition, we may be required to secure any additional debt with all or a portion of our assets. Our significant losses to date may prevent us from obtaining additional funds. We have not made arrangements to obtain additional financing, and we cannot assure you that any required financing will be available in amounts or on terms acceptable to us, if at all. See “Risk Factors” beginning on page 12 for a discussion of other factors that may impact our future liquidity and capital funding requirements.

Debt Sources of Liquidity

General Electric Capital Corporation, Square 1 Bank and Solar Capital Credit Facility

In September 2013, we entered into a $20.0 million senior secured loan facility with General Electric Capital Corporation and Square 1 Bank, which we refer to as our 2013 GE Facility. The 2013 GE Facility was available in two term loans and had a term of 42 months. In September 2013, we issued Term Loan A of $15.0 million of which approximately $6.0 million was withheld to extinguish outstanding term loans payable to General Electric Capital Corporation and pay financing costs. The Term Loan A accrues interest at a rate of 8.66% per annum with interest payments due monthly. The loan is secured by substantially all of our assets with first priority. In August 2014, we were not in compliance with certain financial covenants under 2013 GE Facility, including that we maintain a minimum cash balance equal to three times our calculated monthly cash burn amount; however, these breaches were waived in connection with us entering into the credit facility described below.

In November 2014, we entered into a $30.0 million senior secured loan facility with General Electric Capital Corporation, Square 1 Bank and Solar Capital, which we refer to as the 2014 GE Facility. The 2014 GE Facility refinanced the 2013 GE Facility, and $15.0 million was advanced to us at closing. The term loans under the 2014 GE Facility mature on October 1, 2018 and accrue interest at a floating LIBOR-based referenced rate plus 9.27% per annum with interest payments due monthly. Amortization of principal commences on November 1, 2015, subject to extension to May 1, 2016 upon the satisfaction of certain conditions. The facility is secured by substantially all of our assets with first priority. The loan agreement also provides for prepayment fees of 3% of the outstanding balance of the term loans if the loans are repaid on or prior to the first anniversary; 2% if the loans are repaid after the first anniversary and on or prior to the second anniversary; and 1% if the loans are repaid after the second anniversary and prior to the maturity date. At closing, we paid the lenders a closing fee of $225,000. In addition, on the date upon which the outstanding principal amount of the term loans is repaid in full, or if earlier, is required to be repaid in full (whether by scheduled payment, voluntary prepayment, acceleration or otherwise), we must pay a non-refundable fee equal to 3.5% of the original principal amount of the term loans.

Additionally, the terms of the loan agreement contain various affirmative and negative covenants, including restrictions on: liens, indebtedness and dispositions; mergers or acquisitions; restricted payments; and investments and transactions with affiliates. Further, the 2014 GE Facility requires that (1) we maintain unrestricted cash and cash equivalents equal to or greater than six times our calculated monthly cash burn amount (as defined in the loan agreement), and (2) we achieve consolidated net product revenues not less than certain specified amounts, tested monthly on a trailing six-month basis. We may not be able to remain in compliance with these covenants and we have breached financial covenants in the past as described above. See “Risk Factors” for additional information.

In connection with the closing of the term loans, we issued ten-year warrants to the lenders for the purchase of an aggregate of 2,250,000 shares of Series E-1 preferred stock at an exercise price of $0.40 per share.

Upon execution and delivery of our contemplated amended and restated distribution agreement with Nipro, we would deposit $3.5 million into a segregated account held at Square 1 Bank that is subject to a full dominion account control agreement. This amount would not be available to us for any use until such time as we have trailing twelve month net product revenues equal to or greater than $30.0 million; provided, that no default or event of default under the loan agreement shall have occurred and be continuing at such time.

Convertible Notes

We raised $26.0 million through the issuance of convertible debt, portions of which were issued in each November and December 2012 and January, February, April, May and July 2013. These notes accrue interest at a rate of 6% per year, payable annually, and the outstanding principal balance of these notes will convert into shares of our common stock in connection with the consummation of this offering at the initial public offering price, with accrued but unpaid interest to be paid in cash. These notes are also convertible upon the occurrence of certain other events, including us undergoing a change of control or consummation a private equity financing prior to the occurrence of our initial public offering. In connection with this financing, we issued warrants to purchase an aggregate of 11,690,582 shares of Series E preferred stock to the noteholders, which will be net exercised for shares of our common stock in connection with the consummation of this offering.

In November 2014, we issued an aggregate of $15.0 million of convertible subordinated promissory notes. These notes were issued to existing shareholders and accrue annual interest rate of 6%, payable at maturity. These notes will mature when all indebtedness owned pursuant to our senior loan facility has been repaid in full or at such later date as may be agreed upon by us and the holder of at least 66- 2⁄3% of the outstanding principal balance of these notes. If we complete an initial public offering prior to the maturity of these notes, notes with an aggregate principal amount of $10.0 million will convert into a number of shares of common stock determined by dividing the aggregate principal and accrued interest under such notes by 85% of the initial public offering price, and notes with an aggregate principal amount of $5.0 million will convert into a number of shares of common stock determined by (1) dividing the aggregate principal and accrued interest under such notes by 85% of the initial public offering price and (2) multiplying this quotient by 1.5.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Senior loans	$15,000	$—	$13,125	$1,875	$—
Convertible notes	25,900	—	—	25,900	—
Interest on senior loans and convertible notes (1)	8,028	2,853	4,759	416	—
Operating leases	1,045	331	714	—	—
Capital leases	69	26	43	—	—

Total	$49,679	$3,210	$18,278	$28,191	$—

(1)	Interest on the outstanding principal balance of long-term debt calculated using interest required on respective borrowings.

See “—Debt Sources of Liquidity” above for a detailed description of our current outstanding debt arrangements.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Internal Controls and Procedures

During the course of preparing for this offering, our independent registered public accounting firms determined that material adjustments to our financial statements were necessary, which required us to restate the financial statements for the year ended December 31, 2012 and record significant post-closing adjustments for the year ended December 31, 2013. This led our independent registered public accounting firms to conclude that we had material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that our independent registered public accounting firms identified related to: (1) our financial statement close process including both our failure to have adequate processes in place to complete our financial statement close process in a timely and accurate manner and that our review controls were not designed with the level of precision necessary to detect or prevent material misstatements; and (2) we lacked personnel with sufficient technical expertise to account for complex transactions in accordance with GAAP.

We have taken steps to remediate the material weaknesses by hiring additional financial personnel and implementing additional review procedures within our finance department and, if appropriate, we will engage external accounting experts with the appropriate knowledge to supplement our internal resources in our computation and review processes. We are also continuing the design and implementation of internal control over financial reporting to strengthen our overall control environment. These initiatives will be time consuming, costly, and might place significant demands on our financial and operational resources, as well as our IT systems.

Our current efforts to design and implement an effective control environment may not be sufficient to remediate our current material weaknesses or prevent future material weaknesses from occurring. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected.

If we fail to remediate our existing material weaknesses or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner when we will be required in the future, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and, to a lesser extent, inflation.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking and money market accounts. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. The Company’s interest expense for the years ended December 31, 2012 and 2013 and the nine month periods ended September 30, 2013 and 2014 is based on borrowing arrangements with fixed interest rates. The Company will be exposed to interest rate risk in connection with its $30.0 million senior loan facility. The secured borrowing will accrue interest at a floating rate of LIBOR plus 9.27%, but has incurred no interest expense to date under this arrangement.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent Accounting Pronouncement

In May 2014, the FASB issued ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification Topic 605, Revenue Recognition. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In applying the revenue model to contracts within its scope, an entity will need to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU No. 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. The ASU allows for either full retrospective adoption, where the standard is applied to all of the periods presented, or modified retrospective adoption, where the standard is applied only to the most current period presented in the financial statements. We are currently assessing the impact of this standard to our financial statements.

Effective January 1, 2014, we adopted FASB ASU No. 2013-11 – Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which impacts the presentation of unrecognized tax benefits on the statement of financial position. As a result, unrecognized tax benefits are presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent the tax benefit is not available at the reporting date under the governing tax law or if we do not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit is presented as a liability and not combined with deferred tax assets. The adoption of this standard did not impact our financial statements, as our practice was consistent with this standard prior to its effective date.

In August 2014, the FASB issued ASU No. 2014-15 – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which expands upon principles that are currently in U.S. auditing standards by providing guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and by providing related footnote disclosure requirements. The new guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. We are currently evaluating the impact of this update but it is not expected to have a material impact on our financial statement disclosures.

BUSINESS

Overview

We are a cardiovascular imaging company advancing the diagnosis and treatment of coronary artery disease, the world’s leading cause of death according to the World Health Organization. In 2012, we completed a 13-year development effort and began commercializing a U.S. Food and Drug Administration, or FDA, cleared optical catheter that utilizes near-infrared spectroscopy, or NIRS, to determine if a patient has cholesterol-rich, lipid core coronary plaques, or LCPs. Our optical catheter also includes an intravascular ultrasound, or IVUS, that shows the structure of the plaque, while NIRS provides information on the lipid content of the plaque, including the presence or absence of a LCP in an individual patient. LCPs are known to complicate stenting procedures, and are suspected to be the vulnerable plaques that cause most heart attacks. Our dual-modality NIRS-IVUS True Vessel Characterization Imaging System, or TVC System, is designed to provide physicians with information that has the potential to improve patient clinical outcomes through more tailored treatments.

CAD is a major global health problem responsible for approximately 7.4 million deaths worldwide in 2012 according to the World Health Organization, and the worldwide frequency of the disease is increasing. In the United States, over 1.0 million heart attacks occur each year, according to the American Heart Association, or AHA, most of which are caused by CAD. There has been considerable progress in understanding the causes of heart attacks precipitated by CAD, specifically linking the accumulation of atherosclerotic plaques within the coronary arteries to coronary events. The recognition that most coronary events are associated with ruptured coronary plaques has developed over the past 50 years. In the 1960s, Dr. Paris Constantinides and others established in autopsy studies that a majority of heart attacks were caused by the rupture of LCPs. More specifically, autopsy findings and clinical studies in patients who have experienced a heart attack indicate that at least 60% of these events occur when an atherosclerotic LCP ruptures, leading to a thrombosis, which occludes the flow of blood to the heart muscle. Dr. James Muller, our founder and Chief Medical Officer, conducted studies on the relationship between lipid-rich plaques, or LRPs, of which LCPs are now known to be a subset, and heart attacks during his research as a professor of medicine at the Harvard Medical School. In 1989, along with two colleagues, Dr. Muller introduced the concept that heart attacks occur when a “vulnerable” or “at-risk” LRP ruptures, leading to a thrombosis. However no prospective trial has confirmed this connection due, in part, to the historical absence of a means to identify LRPs in living patients.

Coronary plaques are composed of various combinations of lipid, or fatty, materials, including cholesterol, and fibrotic materials. LRPs are widely suspected to be highly unstable and more prone to rupture than fibrotic plaques, and are therefore believed to be more likely to cause a coronary event. The following images from autopsy specimens depict examples of a stable fibrotic and calcified plaque, a LCP (a type of LRP) and a ruptured LCP that has caused a thrombosis, resulting in a fatal heart attack.

Conventional coronary imaging technologies are limited in their ability to detect LRPs. For example, treadmill “stress” tests and invasive coronary angiography can detect coronary narrowing, but are unable to differentiate a LRP from a fibrotic plaque. Further, LRPs may remain within the artery wall and not cause coronary narrowing, or stenosis, making detection impossible with coronary angiography and challenging with conventional imaging more generally. Leveraging the proven capabilities of our dual-modality NIRS-IVUS TVC System, we are currently conducting a number of prospective outcomes trials, which we believe, if successful, will conclusively show that LRPs are the vulnerable plaques that cause most coronary events.

Our TVC Imaging System

Our dual-modality NIRS-IVUS TVC Imaging System is the only FDA-cleared technology capable of rapidly, specifically and reliably identifying LCPs, and providing structural plaque information with IVUS. As a result of this capability, our TVC System is being used by physicians with increasing frequency to more fully-characterize coronary plaques. Our TVC System consists of three primary elements: the TVC Console, the Nexus Controller and the Insight Catheter. The TVC Console is a mobile cart that can easily be moved between catheterization labs and contains a computer, laser and touch screen monitors for physicians and technicians. The Nexus Controller, which is placed on the catheterization table near the patient, is connected to the console via an umbilical cable and contains the main mechanical, electronic, and optical components for motion control and signal processing. The Insight Catheter is a single-use, dual-modality intravascular imaging catheter that requires only a single pullback to attain information needed to characterize the vessel using both light and sound. Our current TVC System, the MC8, features a 40 micron axial high resolution IVUS image as well as a NIRS-enabled, color-coded map of the artery being imaged, which we call a Chemogram. Our TVC System also shows the presence of a LCP as well as a vessel’s lipid core burden index, or LCBI. Our next generation systems, the MC9 and integrated MC9i, which we anticipate commercializing in 2015, will feature an updated user interface and an enhanced IVUS image with 20 micron axial resolution.

Ongoing Trials

Our Chemometric Observation of Lipid Core Plaques of Interest in Native Coronary Arteries, or COLOR, registry demonstrated that dilation of stenoses with large LCPs is more likely to cause a peri-procedural heart attack than dilation of stenoses without large LCPs, and that stents placed in stenoses with LCPs are more likely to fail than stents placed in locations without LCPs. In order to support and extend the use of our TVC System in optimizing coronary stenting, our current market, data from our COLOR registry is currently being analyzed by 22 independent site investigators and the Cardiovascular Research Foundation to identify other associations between LCPs and angiographic native CAD states.

In addition, we are currently conducting four prospective outcomes-based studies which, if successful, we believe will conclusively show that LRPs, as detected by our dual-modality NIRS-IVUS TVC technology, are vulnerable plaques. We believe such detection will enhance efforts to prevent coronary events with the targeted use of existing and novel therapies.

The Lipid-rich Plaque, or LRP, study is a prospective, multi-center clinical study evaluating the relationship between LRP, including LCP, and subsequent coronary events over a two-year period, using NIRS. We plan to enroll up to 9,000 patients at up to 100 sites worldwide. Given the trial design and powering assumptions, we believe we may have sufficient evaluable events by late 2015 to determine if a statistically significant correlation exists between LRPs and coronary events.

The PROSPECT 2 / ABSORB study, which we are conducting in partnership with The Medicines Company and Abbott Vascular, seeks to prove a similar hypothesis to the LRP study with respect to the capabilities of our TVC System, while also testing the ability of Abbott’s Absorb Bioresorbable Vascular Scaffold, or BVS, to prevent further narrowing of the coronary artery in a subset of patients. The PROSPECT 2 / ABSORB study is designed to be the first study of a potential treatment for vulnerable plaque. The PROSPECT 2 / ABSORB study will enroll 900 patients throughout Scandinavia, and patients will be followed for at least two years to detect the occurrence of coronary events. We expect to have sufficient data from this study to determine its outcome in 2018.

Also currently in progress are the ORACLE study sponsored by the United States Department of Veterans Affairs and a smaller study sponsored by the United States Department of Defense. These studies are also intended to demonstrate an association between suspected vulnerable plaques detected by our TVC System and subsequent coronary events.

Current and Potential Markets

According to Millennium Research Group, Inc., or Millennium Research, the coronary imaging market in 2014, which includes IVUS, optical coherence tomography, or OCT, and fractional flow reserve, or FFR, is estimated to be approximate $288 million in Japan, $235 million in the United States and $103 million in Western Europe, with an aggregate market size of approximately $626 million in these geographies, which we refer to as the Major Markets. We are currently in the early stages of penetrating this market and believe that our novel TVC System will continue to gain market share. Further, we believe that the benefits of our dual-modality NIRS-IVUS technology may expand the use of intracoronary imaging beyond the existing approximately 400,000 IVUS procedures performed annually in the Major Markets, according to Millennium Research. If our prospective outcomes-based studies are successful, we believe that we will conclusively show that LRPs, as detected by our dual-modality NIRS-IVUS TVC technology, are vulnerable plaques. We believe that such detection may enhance efforts to prevent additional coronary events with the targeted use of existing and novel therapies in patients who undergo percutaneous coronary intervention, or PCI. According to Millennium Research, approximately 1.9 million patients undergo PCI annually in the Major Markets. Further, there are approximately an additional 3.3 million patients per year who undergo coronary angiography in the Major Markets, according to Millennium Research, but are found not to have a stenosis narrow enough to warrant PCI. Some of these patients are likely to have non-stenotic vulnerable plaques or stenotic plaques that may be dangerous but do not meet current stenting guidelines. If our TVC System is shown to be effective in the prevention of subsequent events in patients undergoing PCI, we believe that our TVC System will then be studied for its ability to prevent heart attacks in a portion of these patients by facilitating the preventive treatment of vulnerable plaques.

We formally launched our NIRS-IVUS TVC System in the United States in mid-2012. As of December 31, 2012 and 2013, we had an installed base of 67 and 98 TVC Systems, respectively. As of December 31, 2014, we had an installed base of 143 TVC Systems, which includes TVC Systems that are sold, leased or placed without compensation. We market our TVC System through a direct sales organization of eight representatives in the United States and Europe, and through distributors in five other territories globally. In Japan, which represents an estimated 46% of the coronary imaging market in the Major Markets according to Millennium Research, we have partnered with Nipro Corporation, or Nipro, a leading medical device supplier, pursuant to a five-year exclusive distribution agreement that expires in August 2019. In August 2014, Nipro received Japanese Pharmaceuticals and Medical Device Agency, or Shonin, approval to market our TVC System in Japan. Nipro is currently awaiting a national Japanese reimbursement decision with respect to our TVC System, which it expects to receive in the first half of 2015. In October 2012 and July 2013, respectively, we entered into an integration agreement and a reseller agreement with Philips Medical Systems Nederland B.V., or Philips, a leading maker of imaging equipment. Pursuant to the agreements (1) Philips agreed to act as a reseller of our TVC System, (2) we and Philips agreed to integrate our TVC System with their x-ray angiography systems and (3) we are authorized to demonstrate and market the integrated system to potential customers. To date, revenue generated pursuant to these agreements has been immaterial.

For the year ended December 31, 2013, our revenues were $2.7 million, and for the nine months ended September 30, 2014, our revenues were $3.7 million. Of these amounts, $2.0 million for the year ended December 31, 2013 and $2.8 million for the nine months ended September 30, 2014 were attributed to sales of our single-use catheters, which we view as our primary revenue driver. For the year ended December 31, 2013, our net loss was $32.1 million, and for the nine months ended September 30, 2014, our net loss was $24.5 million. Our accumulated deficit as of September 30, 2014 was $212.5 million. As of September 30, 2014, we had 130 employees, most of whom work in our corporate headquarters in Burlington, Massachusetts, which includes our vertically integrated manufacturing facility. As of September 30, 2014, we own 48 issued patents globally, of which 33 are issued U.S. patents, five are issued in Japan and 10 are issued in the European Union. As of September 30, 2014, we have eight patent applications pending globally, three of which are patent applications pending in the United States, two are pending in Japan, two are pending under the European Patent Convention and one is a pending Patent Corporation Treaty application.

Coronary Artery Disease Background

CAD is a major global health problem responsible for approximately 7.4 million deaths worldwide in 2012 according to the World Health Organization, and the worldwide frequency of the disease is increasing. CAD is associated with the accumulation of atherosclerotic plaques within the coronary arteries. The atherosclerotic plaques often cause narrowing of the lumen, or stenosis, but they can be non-stenotic and remain hidden in the vessel wall. Coronary plaques are composed of various combinations of lipid, or fatty, materials, including cholesterol, and fibrotic materials. LRPs, including LCPs, are widely suspected to be highly unstable and more prone to rupture than fibrotic plaques, and are therefore believed to be more likely to cause a coronary event. LRPs are also more likely to be non-stenotic and therefore harder to detect.

It is well-documented by autopsy and pre-clinical studies that a heart attack occurs when a LRP ruptures, leading to exposure of thrombogenic plaque contents to flowing blood. This, in turn, leads to formation of a thrombus, or an arterial clot, which blocks blood flow to the heart muscle. If the coronary blockage is not corrected within hours, and the blockage is located in a major coronary artery, a significant portion of the cardiac muscle may die due to lack of oxygen. This can lead to heart failure or a cardiac arrhythmia. Heart failure and arrhythmia have a significant negative impact on patient health, quality of life and in many cases can progress to death. These conditions are also expensive, requiring chronic treatment and costly devices to prevent arrhythmias and assist the pumping of the damaged heart.

While LRPs are associated with heart attacks that may be fatal, fibrotic coronary plaques may produce less serious complications. The stenosis caused by fibrotic plaques restricts blood flow to the heart muscle and may cause angina, a temporary cardiac pain generally associated with exertion. While angina presents a problem for patients, it is generally not life-threatening and in most cases does not progress to a heart attack if the stress on the heart is reduced by cessation of activity.

The recognition that most coronary events are associated with ruptured coronary LRPs has developed over the past 50 years. In the 1960s, Dr. Paris Constantinides and others established in autopsy studies that a majority of heart attacks were caused by the rupture of LCPs. In 1989, along with two colleagues, Dr. Muller introduced the concept that heart attacks occur when a “vulnerable” or “at-risk” LRP ruptures, leading to a thrombosis. However, no prospective trial has confirmed this connection due, in part, to the historical absence of a means to identify LRPs in living patients. In 1998, Dr. Muller learned of the work of Drs. Lodder and Cassis who suggested that NIRS could be utilized to find vulnerable LCPs. This led to the founding of our company and the subsequent development work that made it possible to perform NIRS within the coronary artery of living patients. During the decade following the initial introduction the vulnerable plaque concept, the topic was pursued in scientific studies at a small number of research centers. Since that time there has been a rapid and sustained rise in vulnerable plaque research within the scientific community, with over 5,000 manuscripts concerning the topic having been published. Recent research lends credence to the importance of vulnerable plaque in coronary events, the characteristics and classifications of such lesions, and the evaluation of the mechanisms involved in their development. In addition, the acceleration in, and quality of, research has helped to support and foster a better overall understanding of the disease.

Limitations of Conventional Cardiovascular Diagnostic Imaging Technologies

Since the inception of interventional cardiology over four decades ago, a variety of imaging technologies have been utilized to assess CAD and provide therapeutic guidance, including during PCI procedures such as stenting. The more commonly utilized technologies include external imaging modalities (such as traditional x-ray, computed tomography, or CT, and magnetic resonance, or MR), coronary angiography, and intravascular imaging. The use of these common imaging technologies allows the physician to visualize the coronary vessels with varying levels of accuracy, depending on the technology used, and identify regions of stenosis and restricted blood flow. However, these technologies have limited ability to determine the chemical composition of atherosclerotic plaques or detect potentially dangerous plaques that do not cause a narrowing of the coronary vessel.

External Imaging

External imaging modalities, such as x-ray, CT and MR, utilize various forms of energy to penetrate the tissues of a patient’s body and thus create pictures of internal tissues and organs. Non-invasive x-ray and CT have limited utility to detect coronary LRPs because of coronary motion and a lack of a specific signal of lipid content. MR systems can detect LCP in carotid plaques which are not in motion, but are limited in their ability to detect coronary LRP.

Coronary Angiography

Coronary angiography involves the injection of a contrast agent into the artery being imaged. By observing the flow of the contrast through the artery on a monitor connected to an x-ray device, the interventional cardiologist can identify the size and shape of an arterial lumen. While angiography is currently the standard of care for coronary imaging angiograms provide only limited information about the composition of a plaque and cannot detect the LRPs that are non-stenotic, but may nevertheless be dangerous.

Intravascular Imaging

IVUS catheters have been developed that make it possible to perform diagnostic imaging with ultrasound from within the coronary artery. IVUS imaging, which is generally performed during a PCI procedure, uses sound waves to create cross-sectional and longitudinal pictures of the coronary vessel. While IVUS provides a precise measurement of the degree of coronary narrowing, can detect calcification of plaque and can confirm that a coronary stent has been properly expanded, it has only limited utility to provide an accurate assessment of the lipid content of a plaque. Further, the greyscale images produced by IVUS require significant physician visual interpretation.

Optical Coherence Tomography, or OCT, uses light-based energy to rapidly provide a high-resolution image of the coronary artery, but requires injection of material to clear blood from the vessel. This adds complexity to the imaging procedure and can limit the quality of the images produced by OCT in certain areas of the coronary vasculature. Like IVUS, OCT images require visual interpretation by a physician and detection of lipid content can be complicated by the presence of calcification. Further, OCT cannot penetrate as deeply into vessel walls as IVUS, precluding assessment of the full extent of a plaque.

Functional Measurement of Limitation of Coronary Blood Flow

Fractional flow reserve, or FFR, is a tool often used in conjunction with intravascular imaging such as IVUS and OCT. FFR measures whether a plaque is interfering with the flow of blood through an artery by assessing arterial pressure proximally and distally to the lesion and is often used by physicians to determine whether or not it is necessary to perform PCI. However, FFR is not generally viewed as a method to determine how a lesion will respond to stenting or how it might change over time, nor does it provide any information about non-flow obstructing lesions or the composition of a lesion.

Our Solution

Our dual-modality NIRS-IVUS TVC Imaging System is the only FDA-cleared technology capable of rapidly, specifically and reliably identifying LCPs, and providing structural plaque information with IVUS. As a result of this capability, our TVC System is being used by physicians with increasing frequency to more fully-characterize coronary plaques. Our optical catheter includes an IVUS capability that provides a high resolution image of the structure of the plaque. Our novel NIRS capability is able to detect LCPs, which are known to complicate stenting procedures, and are suspected to be the vulnerable plaques that cause most heart attacks. The resulting IVUS image and NIRS-enabled Chemogram can enable rapid, specific and informed clinical decision-making and enhance long-term treatment strategies. As the full range of benefits of our technology are documented, including the ability of TVC imaging to identify vulnerable plaques, we believe that our TVC System will be able to help guide patient-specific therapy that will improve clinical outcomes and reduce the economic burden on the healthcare system of treating heart attacks and their long-term consequences.

Benefits of Our Solution

We believe that our TVC Imaging System provides the following benefits:

Current Benefits

•	Enhancement of the Stenting Procedure by IVUS. Our TVC System provides physicians with a high resolution IVUS image that clearly displays key structural details of a plaque, including its location, length and the degree of stenosis that it causes. The IVUS image shows the length and diameter of stent required to fully cover the plaque, and has the ability to confirm full stent expansion. A fully expanded stent is less likely to lead to stent failure, which can cause a costly re-hospitalization. Multiple studies have demonstrated improved outcomes and cost savings in patients in whom IVUS was used during stent placement.

•	Enhancement of the Stenting Procedure and Post-Stenting Management by NIRS. In addition to the IVUS information provided by our TVC System, our NIRS capability enables the rapid and specific identification of LCPs known to complicate stenting procedures, as dilation of a stenosis containing a large LCP is associated with an increased risk of a peri-procedural heart attack. It has also been shown that patients with a high lipid core burden index, as measured by NIRS, have an increased risk of subsequent coronary events relative to patients with fibrotic plaques. Therefore, we believe that the information provided by our NIRS technology can aid in selection of the intensity of anti-lipid and anti-thrombotic treatment in the months and years post-stenting.

Potential Future Benefits

•	Detection of Vulnerable Plaque in Patients Undergoing PCI. If our four prospective outcomes-based studies are successful, we believe that we will conclusively show that LRPs, as detected by our dual-modality NIRS-IVUS technology, are vulnerable plaques. We believe such detection will enhance efforts to prevent subsequent coronary events in the 1.9 million patients undergoing PCI annually in the Major Markets each year, with the targeted use of existing and novel therapies.

•	Detection of Vulnerable Plaques in Patients Undergoing Coronary Angiography without PCI. There are approximately 3.3 million patients per year who undergo coronary angiography in the Major Markets, but are found not to have a stenosis narrow enough to warrant PCI. Some of these patients are likely to have non-stenotic vulnerable plaques or stenotic plaques that may be dangerous but do not meet current stenting guidelines. If our TVC System is shown to be effective in the prevention of subsequent events in patients undergoing PCI, we believe that our TVC System will then be studied for its ability to prevent heart attacks in a portion of these patients by facilitating the preventative treatment of vulnerable plaques.

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Cost Effectiveness of Detection and Treatment of Vulnerable Plaques. Improper stent placement and incomplete stent expansion are associated with stent failure, thrombosis and costly re-hospitalization. The expenses associated with these re-hospitalizations are incurred by the treating hospital and may not be reimbursed by CMS and commercial payors. We believe that the use of our dual-modality TVC System can improve stent placement and expansion, therefore improving patient outcomes associated with PCIs and ultimately reducing the overall cost of care. Over the long term, if we are successful demonstrating that LRPs are in fact vulnerable plaques, we believe we can have a meaningful impact on both the diagnostic and treatment paradigms of CAD, which may eventually lead to the reduced incidence of spontaneous coronary events. According to the AHA, there are over 1.0 million coronary events experienced annually in the United States alone. The AHA estimates that the direct and indirect expenses associated with coronary events, such as myocardial infarction and sudden cardiac arrest, will triple from $273 billion in 2010 to $818 billion in 2030. Through early detection and intervention, and improved stent placement, we believe that our novel TVC System could reduce the direct and indirect expenses associated with coronary events, and reduce downstream consequences associated with such events, including other cardiovascular conditions such as heart failure and arrhythmia. According to the AHA, heart failure is the leading cause of hospitalization in Americans over age 65, and the prevalence of heart failure is expected to increase by 46% from 5.0 million Americans in 2012 to 8.0 million Americans in 2030. The direct and indirect expenses associated with heart failure are expected to more than double from $31 billion in 2012 to $70 billion by 2030. Many cases of heart failure are caused by the rupture of vulnerable plaques, leading to occlusive thrombosis and the death of heart muscle. If we are successful in changing the paradigm of care for CAD by making it possible to detect and treat vulnerable plaques, we believe that we may be able to reduce the economic burden on our healthcare system and improve the quality of life for millions of individuals around the world.

Our Strategy

Our initial goal is to expand the use of our TVC System for the optimization of coronary stenting as currently performed for coronary stenoses. Our longer term goal is to prove that LRPs, as detected by NIRS imaging, are vulnerable plaques and that such plaques can be treated before they cause a coronary event. If LRPs are proven to be vulnerable plaques and such plaques can be treated, we believe our TVC System has the potential to change the treatment paradigm of CAD and eventually be utilized in many of the approximately 1.9 million PCI procedures performed in the Major Markets each year and a portion of the additional approximately 3.3 million coronary angiography procedures performed in the Major Markets each year that do not result in a PCI. Accordingly, we believe our technology can have a profound impact on the lives of many patients and is capable of reducing the overall costs to the healthcare system associated with coronary events and their consequences. Our strategy to achieve our goals includes:

•	Expanding Our Sales and Distribution Capabilities. As of September 30, 2014, we had a 36 person direct sales, field clinical, and customer service organization driving product adoption in the United States and Europe. In the United States, we use a direct sales organization supported by field clinical specialists and customer service support. In Europe, we employ a hybrid commercial strategy combining both a direct sales organization and distributors that specialize in the interventional cardiology market. In Japan, which is estimated to represent 46% of the coronary imaging market in the Major Markets, we have partnered with Nipro pursuant to a five-year exclusive distribution agreement. In August 2014, Nipro received Shonin approval from the Japanese Pharmaceuticals and Medical Device Agency, or PMDA, to market our TVC System in Japan. Nipro is currently awaiting a national Japanese reimbursement decision with respect to our TVC System, which it expects will be forthcoming in the first half of 2015, and thereafter intends to accelerate its sales efforts. We have also received regulatory clearance to sell our TVC System in South Korea and are in the process of seeking regulatory approval to sell our product in Canada, which we hope to receive in the first half of 2015. We are also actively engaged in registering our TVC System in China, with the goal of obtaining regulatory approval and entering the Chinese market with a partner in 2016. To support further introduction of our TVC System into cardiac catheterization labs, we have entered into agreements with Philips to enable our TVC System to integrate with Philips’ x-ray angiography systems and to allow us to demonstrate and market the integrated system to potential customers. We intend to selectively expand our sales and marketing efforts as product approvals and clinical studies drive further demand for the TVC System globally.

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Continuing to Advance Our Product by Enhancing Our TVC System Capabilities. We believe that our novel dual-modality NIRS-IVUS technology provides a broad platform from which we may be able to establish ourselves as a leader in the intravascular imaging market. In 2015, we plan to commercialize our MC9 and MC9i systems, which received FDA clearance in November 2014 and are next generation versions of our existing system, the MC8. The MC9 will feature enhanced image quality, a redesigned mobile console and an enhanced graphical interface. The MC9i will offer the same features and benefits of the MC9; however, it will be capable of seamless integration with most major catheterization lab systems, which will enable us to further imbed our technology in high volume cardiac catheterization labs worldwide. We also intend to continue to innovate and potentially expand our product portfolio.

•	Entering the Japanese Market with Our Partner Nipro Corporation. Japan represents a large market for coronary intravascular imaging products, representing an estimated 46% of the coronary imaging market in the Major Markets. Our exclusive distribution partner for the Japanese market, Nipro, has substantial experience in distributing interventional cardiology products in Japan, and has particular strength in vascular imaging products. In August 2014, Nipro received Shonin approval from the Japanese PMDA to market our TVC System in Japan. Nipro is currently awaiting a national reimbursement decision with respect to our TVC System in Japan, which it expects to receive in the first half of 2015.

•	Further Demonstrating the Clinical Utility of Our TVC System through Clinical Studies. Using data from our COLOR registry, multiple studies are in progress to determine other features of the relationship between stenting and LCPs. We are also conducting four prospective outcomes-based studies which, if successful, we believe will conclusively show that LRPs, as detected by our dual-modality NIRS-IVUS technology, are vulnerable plaques. The LRP study is a prospective, multi-center clinical study evaluating the relationship between LRP, including LCP, and subsequent coronary events over a two year period. The PROSPECT 2 / ABSORB study, which we are conducting in partnership with The Medicines Company and Abbott Vascular, seeks to prove a similar hypothesis to the LRP study with respect to the capabilities of our TVC System, while also testing the ability of Abbott’s BVS to prevent further narrowing of the coronary artery in a subset of patients. Our two additional studies, one sponsored by the United States Department of Veterans Affairs and the other sponsored by the United States Department of Defense, also seek to show that the LRPs that are detected by our TVC System are vulnerable plaques. We believe that demonstrating such detection capabilities will enhance efforts to prevent coronary events with the targeted use of existing and novel therapies.

•	Using Evidence of Clinical Benefit and Cost Effectiveness Data to Obtain Physician Payment and Hospital Reimbursement for TVC Imaging. Currently, physicians and hospitals that perform PCI procedures in the United States using our TVC System are eligible to receive a modest level of payment or reimbursement for the IVUS portion of these procedures from the Centers for Medicare and Medicaid Services, or CMS, and certain commercial payors. However, depending on the level of reimbursement that an applicable hospital has for PCI procedures generally (based on historical imaging usage), the cost to the hospital of an IVUS catheter may reduce or eliminate the margin for performing a PCI, contributing to IVUS usage in only approximately 16% of U.S. stenting procedures, according to Millennium Research. Further, NIRS imaging is still considered an investigational technology by the American Medical Association, or AMA, and to our knowledge has not yet qualified for any reimbursement by CMS or commercial insurers. The AMA has awarded an emerging technology Category III current procedural terminology, or CPT, code to NIRS, and we believe that there is now sufficient evidence of NIRS’ utility to satisfy the requisite AMA criteria to support reimbursement of procedures employing NIRS. However, we are only in the early stages of working with the American College of Cardiology, or ACC, to obtain a Category I CPT code for NIRS from the AMA, which will be granted only if and when the AMA determines that NIRS has proven clinical utility. If we are awarded this Category I CPT payment code for NIRS, and if CMS assigns a payment rate to this code that is incremental to the IVUS payment already present, we believe our TVC System will become more attractive for physicians and hospitals, thereby improving our competitive differentiation.

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Growing Our Market Opportunity by Expanding the Advanced Coronary Imaging Market. The coronary imaging market is estimated to be approximately $626 million in the Major Markets, which includes IVUS, OCT and FFR. We are currently in the early stages of penetrating this market and believe that our novel TVC System will continue to gain market share. Further, we believe that the benefits of our dual-modality

NIRS-IVUS technology may expand the use of intracoronary imaging beyond the existing approximately 400,000 global IVUS procedures performed in the Major Markets annually. If specific detection of vulnerable plaque by our TVC System can be proven in our ongoing outcome studies, and a specific treatment can be validated for prevention of subsequent coronary events in patients undergoing PCI, we believe that TVC imaging has the potential to become standard of care in the approximately 1.9 million PCIs performed in the Major Markets each year. In addition, PCI imaging is not used uniformly across countries or even across hospitals within a given country due to variations in reimbursement, clinical guidelines and a lack of prospective, randomized, clinical data proving the value of IVUS guidance. To the extent we can demonstrate the clinical utility of our TVC System, we believe that we can grow IVUS usage in PCI procedures in jurisdictions where such usage is currently low. For example, according to Millennium Research, IVUS is used in approximately 87% of PCI cases in Japan, making it the largest market for IVUS imaging globally. In contrast, IVUS imaging is used currently in only 16% of PCI cases in the U.S. and in only 5% of cases in Western Europe, according to Millennium Research. Further, PCIs are generally performed on patients who are shown to have evidence of stenotic plaques through coronary angiography, which is unable to detect the presence of non-stenotic plaques that may be equally dangerous. Accordingly, if the value of TVC imaging for prevention of subsequent coronary events in patients undergoing PCI becomes established, we believe that our technology may begin to be used in addition to coronary angiography in a portion of the approximately 3.3 million patients per year in the Major Markets for whom angiography without PCI is otherwise indicated, because TVC imaging can identify both stenotic and non-stenotic plaques.

Our Product and Technology

MC8

The current version of our TVC Imaging System, the MC8, is the only commercially available dual-modality intravascular imaging system that integrates NIRS for imaging vessel composition and IVUS for imaging vessel structure, allowing for the specific and reliable identification and location of LCPs as well as quantification of the vessels’ lipid core burden index, or LCBI. The following image shows the MC8 TVC Imaging System and each of its components:

TVC Console

The TVC Console contains the computer, laser and dual-mounted monitors and is designed for ease-of-use and high visibility of the integrated high resolution NIRS-IVUS images by both physician and operator. The TVC Console is mounted on a rolling cart and can be easily moved between multiple catheterization labs and includes an interface that provides the physician with easy-to-use, intuitive touch screen measurement tools and automated quantification to help optimize risk assessment.

TVC Nexus Controller

The TVC Nexus Controller contains the main mechanical, electronic, and optical components for motion control and signal processing. The TVC Nexus Controller is connected to the TVC Imaging System Console via an umbilical cable and provides precise mechanical rotation and pullback control of the catheter core, while also performing many low-level signal detection and processing tasks during a procedure.

TVC Insight Catheter

Our proprietary TVC Insight Catheter is an advanced dual-modality intravascular imaging catheter that requires only a single pullback to attain information needed to characterize a vessel with 40 micron axial high resolution. The catheter tip, which contains two mirrors to send and receive near-infrared light, as well as an IVUS transducer, enables the capture of 30,000 measurements of cholesterol content in the coronary artery wall during a brief pullback, despite the presence of cardiac motion and coronary blood flow. This catheter effectively performs an “optical biopsy” of the artery for cardiology treatment similar to the physical tissue biopsies that are commonly used to guide treatment of cancer. The TVC Insight Catheter is 120cm long, single-use and sterile, and attaches directly to the TVC Nexus Controller. The TVC Insight Catheter has an outer sheath that is guided into the target vessel and remains stationary as the catheter core rotates and pulls back to create an image of the vessel. The catheter core contains a torque cable to translate rotational force, which in turn contains the delivery and return optical fibers for NIRS and the coaxial wire for IVUS. The TVC Imaging Catheter is designed to access tight anatomy with a durable hydrophilic coating and an atraumatic tip.

MC9 and MC9i

We are currently preparing to launch our next generation TVC Imaging Systems, the MC9 and integrated MC9i, which received FDA clearance in November 2014. The MC9 and MC9i will feature an enhanced user interface and 20 micron axial image resolution, which represents a substantial advance over MC8’s 40 micron axial image resolution. The MC9 mobile console is intended to include high resolution 1080p wide-screen displays, an enhanced touch screen and mouse control and an enhanced graphical user interface. The MC9i will offer the same features and benefits of the MC9; however, it will be capable of seamless integration with most major catheterization lab systems, allowing it to be in an “always ready” mode to ensure no downtime associated with activating the system. The MC9i will include bedside and control room system display and controls, and will feature automatic patient information and data exchange with hospital servers. Additional benefits of the MC9 and MC9i over the current MC8 model include increased usability, reliability, and IVUS image resolution, improved measurement tools, an updated graphical display, as well as improved manufacturability and serviceability.

The components of the TVC Imaging System are familiar to interventional cardiologists, especially traditional IVUS users. The TVC Imaging System is supported by a comprehensive training and support program, including on-site system training for physicians and staff that includes didactic and hands-on modules administered by our own clinical specialists. We also provide multimedia-based system training, quick reference tools and dedicated customer service phone support. In addition, our clinical specialists provide physicians and technical staff with certain other support services, such as ongoing technical assistance in the catheterization lab during procedures.

The TVC Imaging System’s capabilities are enabled by our proprietary technology platforms:

•	Near-Infrared Spectroscopy. Our NIRS technology, which enables the TVC Imaging System to detect LCPs, employs near-infrared spectroscopy, a technology widely used for non-destructive identification of chemical composition across a range of industries. The TVC Insight Catheter uses a laser source to deliver near-infrared light to the coronary arteries through a small fiber optic cable inside the catheter. Returned light is analyzed by the TVC Nexus Controller and TVC Console, and the presence of LCPs is displayed to the physician in a straightforward and easy to use Chemogram.

•

The Chemogram. The novel Chemogram display is a color-coded map showing the presence of LCP in the artery wall. The Chemogram is displayed both as a rectangular image, as if the artery were cut longitudinally and laid flat, and as a halo around the border of the cross-sectional IVUS image, as can be seen below. The display is designed to be intuitive and seamlessly integrated with the familiar IVUS structural information. A stenosis can be pinpointed and accurately measured with IVUS, and the presence of LCPs can be immediately determined by the color coding of the Chemogram at the same location. A yellow signal corresponds to LCP and a red signal corresponds to non-LCP. The combination of displays with co-registered composition and structure gives physicians the ability to utilize knowledge of both vessel structure and composition in clinical decisions.

•	Advanced Intravascular Ultrasound. Our IVUS modality is similar in function and use to that of IVUS catheters that have been commercially available for many years. However, through research and development efforts, we believe we have improved the quality of images produced by our IVUS system relative to those of our competitors, in order to permit more accurate plaque assessment. The MC8 TVC Imaging System delivers an IVUS image with an axial resolution of 40 microns, one of the highest axial resolutions currently on the market, while the MC9 and MC9i will deliver axial resolution of 20 microns, which we believe will be best-in-class resolution. Our system software allows for many user assisted IVUS computations, such as minimal lumen area, plaque burden and plaque length.

Clinical Development

Since 1998, we have conducted scientific studies to establish the ability of our NIRS technology to identify LRPs and to demonstrate the clinical utility of such information. Beginning in 2008, we conducted scientific studies to develop, and later, to enhance our IVUS technology. Our TVC Insight Catheter is the only instrument currently on the market that provides NIRS information in addition to the IVUS image.

In 2006, we consulted with the FDA to determine the scientific data required to allow us to market NIRS as a LCP detector. Our subsequent autopsy and clinical studies formed the basis for the initial FDA clearance of NIRS in 2008, and the FDA cleared our dual-modality NIRS-IVUS system in 2010.

In contrast to IVUS, which is an established diagnostic modality with an existing market, NIRS is a new modality designed to provide novel information, namely the chemical composition of coronary artery plaque. Our TVC Imaging System technology has been studied in three trials or registries sponsored by us, and has been featured in over 100 peer-reviewed publications. The following table summarizes our completed and ongoing clinical trials and registries.

Study	Purpose of Study	Study Design	Date Completed / Status	Collaborator(s)

CDEV	Determine if NIRS could detect lipid core plaques in autopsy specimens	NIRS measurements in blood perfused coronary arteries followed by comparison with histology	Completed & published in 2008	—

SPECTACL	Document that NIRS signals similar to those in the autopsy study could be obtained in living patients	Data gathered in 89 patients. 30 patients unblinded to test calibration of algorithm. Feasibility confirmed in 40 patient validation step	Completed in October 2008; feasibility confirmed	—

COLOR Registry	Determine the role of LCP in stenting complications	2,000 patients with stable angina or a stabilized ACS undergoing stenting. NIRS is done and patients are monitored for 2 years to determine outcomes of stenting	Enrollment completed. Multiple publications completed and more in progress	—

Lipid-Rich Plaque Study	Determine if NIRS evidence of lipid core plaque predicts coronary events	9,000 patients with 2 or 3 vessel imaging at baseline and follow-up for 2 years.	Enrollment started in February 2014. 303 patients enrolled as of September 2014. First analysis of results expected in late 2015	—

PROSPECT 2- ABSORB	Determine if NIRS signals predict coronary events, and if treatment of vulnerable plaque with ABSORB scaffold prevents narrowing	900 patients with 3 vessel imaging at baseline and follow-up for 3 years. 300 of the patients with large plaque randomized to ABSORB scaffold or medical therapy only	Enrollment started in June 2014. 12 patients enrolled as of September 2014	Abbott Vascular The Medicines Co.

Oracle Study	Determine if NIRS signals predict coronary events	600+ veterans who have had a single artery NIRS scan performed in the past and 400+ veterans to be scanned in the future	Protocol approved. Enrollment starting October 2014	U.S. Department of Veteran Affairs

DoD Study	Determine relation between NIRS imaging and outcomes	NIRS will be performed in 230 patients including military personnel who seek to return to active duty following an episode of possible coronary disease and a catheterization	13 patients enrolled as of September 2014	U.S. Department of Defense

CDEV Study

After initial consultation with the FDA, we conducted the pre-clinical CDEV study in 84 human autopsy hearts to demonstrate that NIRS imaging could detect LCP. This study was subsequently published and provided the histologic basis for FDA approval of NIRS for LCP detection in 2008. The study was also featured on the September 2008 cover of JACC Cardiovascular Imaging, a leading cardiovascular imaging journal.

In the CDEV study, 212 coronary segments from the 84 autopsy hearts were scanned with NIRS. The first 33 hearts were used to develop the algorithm and the subsequent 51 validation hearts were used in a prospective, double-blind manner to evaluate the accuracy of NIRS in detecting LCP. A NIRS-derived LCBI for an entire artery was also validated by comparison to histologic findings.

SPECTACL Study

The SPECTACL study, which was requested by the FDA as a companion study to the CDEV autopsy study, was designed to demonstrate the ability of our NIRS system to obtain measurements in living patients undergoing PCIs similar to NIRS measurements obtained in autopsy specimens. A total of 106 patients were enrolled in the study at 6 sites. Eighty-nine patients were eligible for analysis, 30 of whom were unblinded to test the calibration of the LCP detection algorithm. Of the remaining 59 blinded cases, spectral similarity was demonstrated in 40 of 48 spectrally adequate scans, resulting in an 83% success rate, while 11 patients were excluded as a result of technically inadequate data. In October 2007, we completed our primary outcome measure for the SPECTACL study, which concluded that our NIRS system obtained spectral data in living patients similar to the data obtained from autopsy specimens. These results confirmed the ability of our invasive system to detect valid NIRS signals in living patients and, together with the CDEV results, led to our FDA clearance of our TVC Imaging System for LCP detection in patients in 2008. No serious adverse events were attributed to NIRS during the SPECTACL study.

COLOR Registry

Following FDA clearance of our TVC Imaging System, in April 2008, we initiated our 2,000 patient COLOR registry of NIRS findings in patients undergoing PCIs. The purpose of the COLOR registry was to document the frequency and size of NIRS-detected LCPs and the impact of such LCPs on conventional stenting of flow-limiting plaques. In most cases, NIRS imaging was performed in only the culprit artery causing the initial coronary event.

The COLOR registry has demonstrated that dilation of stenoses with large LCPs is more likely to cause a peri-procedural heart attack than dilation of stenoses without large LCPs and that stents placed in stenoses with LCPs are more likely to fail than stents placed in locations without a LCP. Further, the COLOR registry revealed that LCPs, as detected by NIRS, were often present at culprit sites, which spurred the subsequent development of the LRP and PROSPECT 2 / ABSORB clinical trials. The large COLOR registry database is currently being analyzed by investigators to determine other features of the relationship between stenting and LCPs. Two thousand patients have been enrolled in the registry. While the COLOR Registry, which has only a single Chemogram from the index culprit artery, is not designed to detect the relationship between non-flow-limiting LCPs and coronary events, Chemograms are available from the non-stented portions of the index culprit artery and LCPs found in such locations will be compared to coronary events noted during the COLOR follow-up period.

LRP Study

In February 2014, we began enrolling patients in our LRP Study, a prospective, multi-center, international clinical trial evaluating the relationship between LRP, including LCP, and subsequent coronary events over a two-year period, using NIRS. While LCPs are considered to be the most frequent cause of coronary events, autopsy data indicates that other LRPs, such as lipid pools and fatty streaks, may also be associated with coronary thrombosis. We believe that NIRS, which has been cleared by the FDA for its ability to detect LCP, can also detect other LRPs, as demonstrated in autopsy studies. Accordingly, the LRP study will explore the connection between LRPs, including LCPs, and coronary events.

The LRP study will test both a vulnerable plaque hypothesis and a vulnerable patient hypothesis. The vulnerable plaque hypothesis is that the presence of an LRP in a particular 30 mm segment of an artery will be associated with an increased frequency of a new culprit plaque in that 30 mm segment. The vulnerable patient hypothesis is that the presence of LRP will identify patients at increased risk of an event, regardless of the location of the new plaque causing the event. Through the LRP Study, we hope to demonstrate that LRPs are vulnerable plaques and that the presence of LRPs indicates that a patient is at increased risk of a coronary event.

The LRP study is enrolling patients who are undergoing coronary imaging for a stabilized acute coronary syndrome, or ACS, or stable angina, or SA. NIRS-IVUS imaging is performed in the index culprit artery and one or more additional arteries. Successful imaging of at least two vessels and a total of 50 mm of coronary artery is required for inclusion in the trial. Enrolled patients will be contacted at two, six, 12 and 24 months by phone to determine if a new coronary event has occurred. The location of new culprit lesions will be identified and compared to the baseline NIRS findings of LRPs. We plan to enroll approximately 9,000 patients at up to 100 sites worldwide. As of March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014, we had enrolled three patients, 113 patients, 305 patients and 606 patients, respectively, at three sites, 13 sites, 24 sites and 32 sites, respectively.

The primary endpoint of the study will be the assessment of correlation between the identified LRPs and major adverse cardiac events, or MACE, coming from a de novo, or new culprit lesion. MACE is defined as a composite of the following outcomes: cardiac death, cardiac arrest, non-fatal myocardial infarction, acute coronary syndrome, revascularization by coronary artery bypass graft or percutaneous intervention, and rehospitalization for progressive angina, related to a non-index de novo culprit lesion. Given the trial design and powering assumptions, we believe it may be possible to successfully demonstrate a statistically significant correlation between identified LRPs and coronary events prior to enrolling all 9,000 patients. In fact, we believe that less than 2,000 patients will be required to confirm whether the primary endpoint of the study has been attained, in which case the remaining patients would be asked to participate in a randomized treatment trial, which will require a separate protocol with separate IRB approvals. Given the current rate of enrollment of new hospitals and patients, and prior rates of coronary events in other PCI populations, we estimate that there may be a sufficient number of evaluable events to warrant analysis of whether the primary endpoint has been attained by the Data and Safety Monitoring Board by late 2015.

PROSPECT 2 / ABSORB Study

In 2011, the New England Journal of Medicine published results from the original PROSPECT 1 study, which was the first study to prospectively demonstrate that vulnerable plaques can be identified through imaging techniques months to years before adverse events occur. This study successfully reached its primary endpoint after enrolling approximately 700 patients who were imaged with IVUS and thereafter followed for 3.4 years. While this prediction was successful, the identification achieved by grayscale IVUS was not specific enough to change therapy. Building on the results of PROSPECT 1, the PROSPECT 2 / ABSORB study will be performed with NIRS-IVUS imaging, which we believe will be shown to be more specific for the detection of vulnerable plaques than the IVUS-only imaging performed in PROSPECT 1 because of NIRS’s ability to provide specific identification of LRPs. We are supporting the PROSPECT 2 / ABSORB study in partnership with Abbott Vascular and The Medicines Company.

The PROSPECT 2 / ABSORB study is the first large-scale study of the identification and preventive treatment of plaques that are suspected of posing the highest risk of adverse events. This study is a multi-center, prospective, randomized clinical trial evaluating (1) the ability of our TVC Imaging System to specifically identify the vulnerable plaque, including LRPs and LCPs, that are believed to cause most heart attacks and (2) if, in a subset of the patients with vulnerable plaque identified with IVUS, treatment of non-flow limiting vulnerable plaques with Abbott’s BVS will result in larger luminal dimensions in treated plaques after two years.

The PROSPECT 2 / ABSORB study, which will enroll 900 patients at 16 cardiac catheterization laboratories across Scandinavia, will use the TVC Imaging System to identify plaques in the three major coronary arteries and follow patients for at least two years to detect the occurrence of coronary events. In addition, a randomized trial of treatment using Abbott’s BVS will be conducted in a subset of 300 patients with a large plaque burden lesion, as detected by IVUS. These large plaques have been shown to be at high risk for causing future adverse events in PROSPECT 1 and it is hypothesized that the subset of these large plaque burden lesions that are LRPs, as determined by NIRS imaging, will be the subset most likely to benefit from the scaffold. The plaques will be randomly assigned to treatment with BVS and guideline directed medical technology, or GDMT, or GDMT alone, and patients will be reimaged to determine if treatment with BVS results in larger luminal dimensions after two years. The 600 patients without a large plaque burden lesion will have three vessels scanned at baseline with our TVC Imaging System and will be followed for subsequent clinical events, as in the LRP Study.

We enrolled our first patient in the PROSPECT 2 / ABSORB study in June 2014. As of September 30, 2014 and November 30, 2014, we had enrolled 11 patients and 33 patients, respectively. As of November 30, 2014, we had enrolled patients at seven sites.

We expect to have final data collection for the primary outcome measures of PROSPECT 2 / ABSORB complete by 2018. The primary endpoint of the prediction portion of PROSPECT 2 / ABSORB is that large LRPs will be proven to be vulnerable plaques. The primary endpoint of the treatment substudy is that plaques with large plaque burden as identified with IVUS will cause less lumen encroachment in two years if they are treated with BVS, and that the benefit will be most marked in the subset of large plaque burden lesions that contain a large LRP.

ORACLE Study

The Lipid Core Plaque Association with Clinical Events (ORACLE): a Near-InfraRed Spectroscopy study (NIRS) is a three-year study will test both the vulnerable plaque and vulnerable patient hypotheses in determining if there is an association between the presence or absence of LRP, as detected by NIRS, and adverse cardiac outcomes. This aspect of the study is similar in design to the LRP study and will be conducted at ten or more Veterans Affairs, or VA, sites in the United States. In addition to the prospective study, the ORACLE investigators will also perform a retrospective analysis of veterans who have had NIRS imaging conducted over the past seven years. A comparison will be made between the baseline Chemogram and coronary events, as recorded in the traditional VA record system.

The primary endpoint for both hypotheses is the incidence of major adverse cardiac events. The study is a purely observational study that will not affect the clinical care of the participating subjects.

We believe we will have data from the retrospective portion of the study in early 2016. Data from the prospective portion is expected to be available in 2018.

The DoD-Sponsored Study

Application of Near Infrared Spectroscopy, Intravascular Ultrasound and the Coronary Calcium Score to Predict Adverse Coronary Events (The DoD-Sponsored Study) is a five-year observational study will compare NIRS, coronary artery calcium, IVUS, angiographic findings and Framingham risk scores as predictors for future cardiac events in patients referred for cardiac catheterization, and also test whether the presence of LRPs, as detected by NIRS, in coronary arteries is predictive of adverse cardiovascular outcomes in patients referred for diagnostic cardiac catheterization. Patients will be a mixture of active duty military personnel who seek to return to active duty following an episode of possible coronary disease and non-military patients undergoing a PCI.

This study has direct relevance to the Army’s Cardiovascular Screening Program and the screening of individuals in high-risk occupations, as well as to the population in general. The ability to predict future coronary events through NIRS imaging and intervene with medical or mechanical therapy to prevent a patient’s transition from a stable to an unstable clinical state would represent significant advancement in treatment of patients with coronary disease.

The investigators plan to enroll 230 patients in the trial and expect to have final observational data by 2019.

Additional Ongoing Studies and Research

Several investigator-initiated studies involving our technology have also been conducted and funded by third parties. None of these studies are of the size and design that would result in labeling expansion for our product. These include studies investigating the clinical utility of NIRS in imaging related to endothelial dysfunction, heart transplant vasculopathy, pharmacologic therapy with high dose statins, STEMI culprit lesions, neoatherosclerosis inside previously implanted stents, and other topics. General usage of our TVC Imaging System has also provided anecdotal evidence from two cases in which a LCP lesion identified using NIRS that was measured at baseline subsequently progressed to become a culprit lesion causing a coronary event.

Results from investigator-initiated studies were featured in multiple presentations at the September 2014 Transcatheter Cardiovascular Therapeutics Conference.

Dr. Ryan Madder and colleagues presented an abstract supporting the vulnerable patient hypothesis based on detection of LCPs using NIRS. NIRS imaging, using the TVC Imaging System, was performed in the culprit artery of 121 consecutive patients with a baseline coronary event. Patients with a large LCP in an area of the artery without a narrowing were shown to have a 58.3% chance of an adverse coronary or cerebral event during the following year. In contrast, patients without a large LCP had an event rate of only 6.4%.

Further, Drs. Rohit Oemrawsingh and colleagues have published a similar manuscript in the Journal of the American College of Cardiology on the ability of NIRS to detect vulnerable patients. In their prospective, observational study, NIRS imaging was performed in a nonculprit coronary artery in 203 patients referred for angiography due to stable angina pectoris or an acute coronary syndrome. The study concluded that CAD patients with above-median LCBIs in a non-culprit coronary artery, as detected by NIRS, had a four-fold risk of adverse cardiovascular events during a one-year follow-up period, meaning that LCBI as assessed in a non-culprit vessel may reflect vascular vulnerability of the larger coronary tree.

Customers

Our customers are primarily interventional cardiologists and the healthcare facilities at which they practice. From time to time we have and intend to continue to negotiate the pricing and procurement of our product with group purchasing organizations, or GPOs, such as HealthTrust Purchasing Group. As of December 31, 2014, we had an installed base of 143 TVC Systems. In 2012, Axle International, Mount Sinai Hospital NYC and the United States Government, on behalf of United States Department of Veterans Affairs hospitals, represented 18%, 12%, and 12% of our revenues, respectively. In 2013, the United States Government, on behalf of United States Department of Veterans Affairs hospitals, and Adyton s.r.o. represented 18% and 10% of our revenues respectively.

Sales and Marketing

We market our TVC System through a direct sales organization of eight representatives in the United States and Europe, and through distributors in five other territories globally. In the United States, we use a direct sales organization supported by field clinicians and customer service support. In Europe, we employ a hybrid commercial strategy combining both a direct sales organization and distributors that specialize in the interventional cardiology market. As of September 30, 2014, we had a 36 person direct sales, field clinical, and customer service organization driving product adoption in the United States and Europe.

In Japan, which represents an estimated 46% of the coronary imaging market in the Major Markets, we have partnered with Nipro pursuant to a five-year exclusive distribution agreement that expires in August 2019. In August 2014, Nipro received Shonin approval from the PMDA to market our TVC System in Japan. Nipro is currently awaiting a national reimbursement decision with respect to our TVC System in Japan, which it expects will be forthcoming in the first half of 2015, and thereafter intends to accelerate its sales efforts.

We have received regulatory clearance to sell our product in South Korea and plan to engage a specialty distributor to assist us with commercialization in that country. We anticipate that we will receive regulatory clearance to sell our product in Canada in the first half of 2015 and we intend to sell directly into the Canadian market. We are also actively engaged in registering our TVC System in China and our goal is to enter the Chinese market with a partner in 2016, following receipt of regulatory approval.

In October 2012 and July 2013, respectively, we entered into an integration agreement and a reseller agreement with Philips, a leading maker of imaging equipment. Pursuant to the agreements (1) Philips agreed to act as a reseller of our TVC System, (2) we and Philips agreed to integrate our TVC System with their x-ray angiography systems and (3) we are authorized to demonstrate and market the integrated system to potential customers. To date, revenue generated pursuant to these agreements has been immaterial.

Our sales force and those of our current distributors are trained to be experts in our NIRS and IVUS technologies and to collaborate with physicians on best practices to improve product utilization, efficiency and overall patient care. We believe that physicians, particularly interventional cardiologists, will play a primary role in making purchasing decisions regarding our TVC System, and we are therefore highly focused on ensuring that our sales force and those of our current distributors provide the training required for physicians to become quickly proficient in the safe and effective use of our TVC System. We believe that our dual commercialization model of direct sales and third-party distributors is the most cost effective method for us to reach the broadest number of customers in the most countries.

We intend to selectively expand our sales and marketing efforts as our product approvals and clinical studies drive further demand for the TVC Imaging System globally. We believe that our on-going clinical studies, including LRP and PROSPECT 2 / ABSORB, if successful, will allow us to gain greater market acceptance and higher reimbursement for our TVC System based on demonstrated clinical utility; however, we also believe that we may be less dependent on third-party reimbursement levels to the extent that our integrated NIRS-IVUS technology becomes the standard of care for the procedures in which it is used.

Distribution Agreement with Nipro Corporation

In March 2012, we entered into a distribution agreement with Nipro that expires in August 2019, pursuant to which we granted Nipro the exclusive right to promote, sell, market and distribute our TVC Imaging System in Japan. Pursuant to the agreement, (1) Nipro paid us a one-time distribution franchise fee, which we are obligated to return to Nipro upon the occurrence of certain events specified in the agreement, including if we undergo a change of control that results in termination of the agreement, if we become insolvent, or if we withdraw our product from the Japanese market and (2) Nipro is obligated to purchase minimum volumes of our product at pre-determined prices, which are subject to renegotiation upon the occurrence of certain events specified in the agreement. Nipro is responsible for obtaining marketing authorization for the TVC System and catheter with Japan’s PMDA. Additionally, Nipro is responsible for all sales, marketing and promotion of the TVC System in Japan. The agreement automatically renews for subsequent one year periods, subject to agreement between us and Nipro as to the minimum volumes for the subsequent terms or, if Nipro desires to renew the agreement but we are unable to agree on minimum volumes, at minimum volumes calculated pursuant to a formula contained in the agreement. Pursuant to the agreement, we have also granted Nipro a right of first refusal to act as our Japanese distributor with respect to any new products that we may introduce in Japan based on the technology used in our current product. The agreement is terminable by us under a number of circumstances, including, but not limited to, in the event that Nipro fails to meet the minimum volume requirements, becomes insolvent, becomes disqualified from selling or importing our product, or upon a change of control of Nipro. The agreement is terminable by Nipro in the event that we undergo a change of control and is terminable by either party upon material breach of the terms of the agreement by the other party, with the termination rights contained in the agreement generally being subject to notice and/or opportunity to cure.

Contemplated Amended and Restated Distribution Agreement with Nipro Corporation

We have reached an agreement in principal with Nipro to amend and restate our 2012 distribution agreement, although there can be no assurance that we will enter into the contemplated amended and restated agreement with Nipro promptly or at all, or on the terms described.

Our contemplated amended and restated agreement with Nipro provides that Nipro would have the exclusive right to manufacture and distribute our TVC System in Japan; provided, that Nipro would be required to satisfy certain minimum contractual volume requirements. In connection with the agreement, Nipro would pay us a one-time fee in two portions. If Nipro elects to purchase products from us, it would do so at pre-determined prices. If Nipro chooses to manufacture our products, Nipro would pay us a royalty upon its sale of such products. Under the contemplated terms of the agreement, Nipro would be responsible for obtaining marketing authorization for the TVC System and catheter with Japan’s PMDA. Additionally, Nipro would be responsible for all sales, marketing and promotion of the TVC System in Japan.

In connection with amending and restating our agreement with Nipro, we would assign to Nipro a fifty percent ownership interest in our current Japanese patents and patent applications and future Japanese patents and patent applications that are necessary to permit Nipro to manufacture the consoles and catheters forming part of our TVC System; provided, however that if the agreement terminates, Nipro would either assign its interest in such Japanese intellectual property back to us at a price to be negotiated pursuant to the terms of the agreement or be obligated to negotiate with us in good faith with respect to our repurchase of such Japanese intellectual property. The initial term of the agreement would expire five years following execution, and the agreement would be subject to renewal at Nipro’s discretion for additional five year terms provided that Nipro has met 110% of the minimum contractual volume requirements during the last year of the then-expiring term. The agreement would terminable by us under a number of circumstances, including, but not limited to, if Nipro breaches its obligations thereunder, fails to satisfy the minimum sales volume requirements, becomes insolvent, undergoes a change of control, becomes disqualified from importing and/or distributing products in Japan, or is indicted for a criminal offense or Foreign Corrupt Practices Act violation. Nipro would be permitted to terminate our contemplated agreement under a number of circumstances, including, but not limited to, if we breach our obligations thereunder or undergo a change of control.

Our relationship with Nipro has expanded our presence into Asia, and we believe demonstrates our commitment to make the TVC Imaging System available worldwide.

Third-Party Coverage and Reimbursement

Reimbursement for the TVC Imaging System

The TVC Imaging System consists of the TVC Console, TVC Nexus Controller and TVC Insight Catheter. Hospitals typically purchase, lease or are placed the TVC Console and TVC Nexus Controller, and purchase individual, single-use TVC Insight Catheters for each procedure.

In certain markets in which we operate, such as the United States, third-party payors reimburse the hospitals for all or a portion of the cost of an imaging catheter, and pay a fee to the physician for performing a procedure. Typically, hospitals are not directly reimbursed by third-party payors for the cost of the TVC Console or TVC Nexus Controller. Both the level of reimbursement available to hospitals and/or the fee paid to physicians, as applicable, are impacted by the fact that our TVC Imaging System includes both IVUS and NIRS capabilities, which each have different degrees of market acceptance and, accordingly, different reimbursement profiles. Third-party payors regularly update reimbursement amounts and from time to time adjust reimbursement methodologies used to determine reimbursement amounts, including annual updates to payments to hospitals and physicians for procedures in which our product is used. All third-party reimbursement programs, whether government funded or private, whether in the United States or abroad, are developing increasingly sophisticated methods of controlling healthcare costs. These payment updates, cost containment initiatives and legislative or regulatory changes to reimbursement policies could potentially limit the amount that healthcare providers may be willing to pay for our product.

IVUS Reimbursement

IVUS is a well-established technology for which reimbursement is available in many countries, although reimbursement levels vary considerably from country to country.

In the United States, which accounts for approximately half of all stenting procedures, reimbursement for IVUS is generally available. However, depending on the level of reimbursement that an applicable hospital has for PCI procedures generally (based on historical imaging usage), the cost to the hospital of an IVUS catheter may reduce or eliminate the margin for performing a PCI, contributing to IVUS usage in only approximately 16% of U.S. stenting procedures, according to Millennium Research. Physician payment in the United States is based on how many of the three coronary arteries are examined, with CMS paying physicians $88 for the first artery scanned with IVUS and $70 for each additional vessel in 2013. Commercial and other third-party payors often follow CMS reimbursement practices.

In Japan, which represents an estimated 46% of the coronary imaging market in the Major Markets, the government pays for the full cost of IVUS procedures, contributing to the greater than 87% usage of IVUS imaging during Japanese stenting procedures.

NIRS Reimbursement

NIRS is a novel technology for which reimbursement is not yet widely available.

In the United States, NIRS imaging is still considered an investigational technology by the AMA and to our knowledge has not yet qualified for reimbursement from CMS or other third-party payors. While the AMA has awarded a Category III CPT code to NIRS and we believe that there is now sufficient evidence of NIRS’ utility to satisfy the requisite AMA criteria to support reimbursement of procedures employing NIRS, we have only recently begun working with the ACA to obtain an Category I CPT code for NIRS from the AMA, which will be granted only once the AMA determines that NIRS has proven clinical utility.

In Japan and other countries, we are currently seeking additional reimbursement for procedures using our dual-modality NIRS-IVUS catheter relative to those performed with IVUS-only catheters, in light of the clinical benefits associates with NIRS.

We believe that additional data from our LRP and PROSPECT 2 / ABSORB studies, if favorable, will support additional reimbursement for procedures using our TVC Imaging System.

Manufacturing and Quality Assurance

Our manufacturing facility is located in Burlington, Massachusetts, where we produce our TVC Consoles, TVC Nexus Controllers and TVC Insight Catheters. Our manufacturing strategy for our consoles and controllers is to use third-party manufacturing partners to produce circuit boards and mechanical sub-assemblies, while we perform incoming inspections on boards and piece parts, full console assembly and test products to assure quality control. Our manufacturing strategy for our single-use catheters is to use third-party manufacturing partners for certain proprietary components, which we inspect and then assemble into finished devices, and test the final product to assure quality control.

Consistent with this strategy, we rely on third-party suppliers to provide certain proprietary components. Our suppliers must be able to provide us with components for our TVC System in substantial quantities, in accordance with regulatory requirements and agreed upon specifications, at acceptable costs and on a timely basis. Our anticipated growth may strain the ability of our suppliers to deliver an increasingly large supply of components. If we are unable to obtain sufficient quantities of high quality components to meet demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer.

We generally use a small number of suppliers for each of our components. Our dependence on such a limited number of suppliers exposes us to risks, including limited control over pricing, availability, quality and delivery schedules. If any one or more of our suppliers cease to provide us with sufficient quantities of manufactured components in a timely manner or on terms acceptable to us, or cease to manufacture components of acceptable quality, we would have to seek alternative sources of supply. Because of the nature of our internal quality control requirements, regulatory requirements and the custom and proprietary nature of the components, we may not be able to quickly engage additional or replacement suppliers for many of our critical components. Failure of any of our third-party suppliers to deliver components in the quantities that our business requires would limit our ability to meet our sales commitments to our customers and could have a material adverse effect on our business. We may also have difficulty obtaining alternative components from other suppliers that are acceptable to the FDA, the competent authorities or notified bodies of the European Economic Area, or EEA, or other foreign regulatory authorities, and the failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to product liability and regulatory enforcement, including warning letters, product recalls, termination of distribution, product seizures or civil penalties. We could incur delays while we locate and engage qualified alternative suppliers, and we may be unable to engage alternative suppliers on favorable terms or at all. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate sales.

We manufacture our TVC System in a controlled environment and have implemented quality control systems as part of our manufacturing processes. We believe that we are in material compliance with the QSRs for medical devices, ISO 13485 quality standards and applicable medical device directives promulgated by the European Union and policy on the Canadian Medical Devices Conformity Assessment System, which facilitates entry of our product into the European Union and Canada, respectively. An EEA notified body inspected our manufacturing facilities within the last 18 months and the FDA also performed a documentary audit of our compliance within this period.

Intellectual Property

We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain the proprietary aspects of our technologies. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to aggressively protect our intellectual property.

As of September 30, 2014, we own 48 issued patents globally, of which 33 are issued U.S. patents, five are issued in Japan and 10 are issued in the European Union. As of September 30, 2014, we have eight patent applications pending globally, three of which are patent applications pending in the United States, two are pending in Japan, two are pending under the European Patent Convention and one is a pending Patent Corporation Treaty application. Subject to payment of required maintenance fees, annuities and other charges, 12 of our issued U.S. patents expire between 2021 and 2022, ten expire between 2023 and 2025, and the remaining 11 expire between 2027 and 2031. We also have patents and applications for technologies not currently practiced, but that are either in development or are potentially adjunct or competing technologies.

Additionally, we own material trademarks, trade names or logos that we use in conjunction with the sale of our product. We currently have registered trademarks for Chemogram®, Infraredx®, Intravascular Chemography®, TVC Imaging System®, and TVC Insight Catheter®, among others.

We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants who work on our technologies to agree to disclose and assign to us all inventions conceived during the term of their employment, while using our property or which relate to our business. Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our technologies or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the risk of an infringement claim against us grows. While we attempt to ensure that our technologies and methods do not infringe other parties’ patents and proprietary rights, our competitors may assert that our TVC System, and the methods we employ, are covered by patents held by them. In addition, our competitors may assert that future products and methods we may employ infringe their patents. If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.

Competition

The medical device industry, including the market for intravascular imaging products, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. We compete primarily on the basis of the following:

•	our ability to assist in the diagnosis and treatment of atherosclerotic plaque safely and effectively;

•	ease and predictability of product use;

•	adequate third-party reimbursement;

•	brand name recognition; and

•	cost.

We believe that we compete favorably with respect to these factors, although there can be no assurance that we will be able to continue to do so in the future or that new products that perform better than those we offer will not be introduced.

With respect to our TVC System, our primary competitors are Boston Scientific, Inc., Volcano Corporation, St. Jude Medical, Inc., and ACIST Medical Systems, Inc., a subsidiary of the Bracco Group. In the Japanese market, we will also compete with Terumo Corporation, or Terumo. Because of the size of the intravascular imaging opportunity, competitors and potential competitors have dedicated, and we expect will continue to dedicate, significant resources to aggressively promote their products. It is likely that new product developments may compete with us more effectively because the intravascular imaging market is characterized by extensive research efforts and continuing innovation. For instance, competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than ours.

We have encountered and expect to continue to encounter potential physician customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. Further, we expect that competitive pressures may result in price reductions and reduced margins over time for our TVC System. Our TVC System may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

Research and Development

Our research efforts are directed towards the development of new products and technologies that expand our existing platform of capabilities and applications in support of vessel assessment and characterization. As of September 30, 2014, our research and development staff consisted of 34 full-time engineers and technicians, all located in Burlington, Massachusetts, focused on enhancements to our TVC Imaging System and advancing clinical applications that support our core business objectives. In addition, we are currently collaborating with physicians at Massachusetts General Hospital on potential advancements to our TVC Insight Catheter with the goal of being able to provide enhanced information about coronary disease in patients.

Our research and development expenditures were $7.1 million in 2012, $7.5 million in 2013 and $6.0 million in the nine months ended September 30, 2014.

Government Regulation

Our business is subject to federal, state, local and foreign regulations, standards and guidelines such as ISO 13485 and the QSR. While some laws and regulations are clear, some of the pertinent laws and regulations have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In some cases there are industry guidelines or draft guidelines, but such guidelines are subject to interpretation and change.

Competent authorities in the EEA as well as U.S. federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that we believe are most relevant to our business.

U.S. Food and Drug Administration Regulation

The TVC System is a medical device subject to extensive regulation by the FDA and other federal, state, local and foreign regulatory bodies. FDA regulations govern, among other things, the following activities that we or our partners perform and will continue to perform:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	post-market adverse event reporting, including reporting of deaths, serious injuries or device malfunctions;

•	post-market surveillance;

•	complaint handling;

•	repair or recall of products;

•	product storage;

•	record keeping;

•	premarket clearance or approval;

•	post-market approval studies;

•	advertising and promotion; and

•	product marketing, sales and distribution, including export and import.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or prior approval of a Premarket Approval, or PMA, application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are placed in either class I or II, which, absent an exemption, requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution based on substantial equivalence to a legally marketed predicate device. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a legally marketed predicate device are placed in class III, requiring approval of a PMA application. Our currently marketed products include Class I devices marketed pursuant to an exemption from 510(k) premarket clearance and Class II devices marketed under FDA 510(k) premarket clearance. Both premarket clearance and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. The manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or it is shown to be equally safe and effective and does not raise different questions of safety and effectiveness as compared to the predicate device. The FDA’s 510(k) clearance pathway usually takes from three to 12 months from the date the application is completed, but it can take significantly longer and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. If the FDA requires us to seek 510(k) clearance or approval of a PMA application for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. In addition, in these circumstances, we may be subject to significant regulatory fines or penalties for failure to submit the requisite 510(k) premarket notification(s) or PMA application(s). We have made and plan to continue to make minor additional product enhancements that we believe do not require new 510(k) clearances. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

Premarket Approval Pathway

A PMA application must be submitted if the device cannot be cleared through the 510(k) process. The PMA application process is generally more costly and time consuming than the 510(k) process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, pre-clinical and clinical trials, data and manufacturing and labeling to support the FDA’s determination that the device is safe and effective for its intended use. After a PMA application is complete, the FDA will accept the application and begins an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR, requirements which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or PMA application supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the PMA modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

A clinical trial is almost always required to support a PMA application and may be required for a 510(k) premarket notification. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require an Investigational Device Exemption, or IDE, application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the Sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to evaluate the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place the trial on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the study. During a study, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. We are also responsible for the appropriate labeling and distribution of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. The FDA’s grant of permission to proceed with clinical testing does not constitute a binding commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval. Similarly, in Europe, the clinical study must be approved by the local ethics committee and in some cases, including studies of high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, regardless of its classification or premarket pathway, numerous regulatory requirements apply. These include, but are not limited to:

•	establishment registration and device listings with the FDA;

•	QSR compliance, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, process control, documentation and other quality assurance procedures;

•	labeling regulations and the FDA’s general prohibition of promoting products for uncleared or unapproved, or “off-label,” uses;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, that may present a risk to health. In addition, FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and

•	post-approval restrictions or conditions, including requirements to conduct post-market surveillance studies to establish continued safety data.

The FDA has broad post-market and regulatory enforcement powers. The Agency may conduct unannounced inspections to determine compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of subcontractors. Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences including, but not limited to:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recall, detention or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal of or delay in granting our requests for 510(k) clearance or premarket approval of new products or modified products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted;

•	refusal to grant export approval for our products;

•	criminal prosecution; and

•	unanticipated expenditures to address or defend such actions.

We are subject to unannounced device inspections by the FDA as well as other regulatory agencies overseeing the implementation and adherence of applicable state and federal regulations. These inspections may include our suppliers’ facilities.

European Economic Area (EEA) Regulation

In the EEA, our devices are required to comply with the Essential Requirements laid down in Annex I to the Medical Devices Directive. Compliance with these requirements entitles us to affix the CE mark of conformity to our medical devices, without which they cannot be commercialized in the EEA. To demonstrate compliance with the Essential Requirements laid down in Annex I to the Medical Devices Directive and obtain the right to affix the CE mark of conformity to our medical devices, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements laid down in the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by the competent authorities of a EEA country to conduct conformity assessments. The Notified Body would typically audit and examine products’ Technical File and the quality system for the manufacture, design and final inspection of our devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant Essential Requirements laid down in Annex I to the Medical Devices Directive. Following the issuance of this CE Certificate of Conformity, we can draw up an EC Declaration of Conformity and affix the CE mark to the products covered by this CE Certificate of Conformity and the EC Declaration of Conformity. We have now successfully passed several Notified Body audits since our original certification in 2008. Following these audits, our Notified Body issued ISO Certificates and CE Certificates of Conformity allowing us to draw up an EC Declaration of Conformity and affix the CE mark of conformity to certain of our devices.

Further, the advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the United States, we must obtain regulatory approvals or CE Certificates of Conformity and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country or to obtain a CE Certificate of Conformity may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. In the EEA, we are required to obtain Certificates of Conformity before drawing up an EC Declaration of Conformity and affixing the CE mark of conformity to our medical devices. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE Certificates of Conformity or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.

Japanese Regulation

In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labor and Welfare, or MHLW. The approval process identifies a Marketing Authorization Holder, or MAH, who is designated as the only authorized seller of products. Manufacturers of medical devices outside of Japan who do not operate through a Japanese entity are able to designate a MAH who will apply for product approval and take responsibility for the medical device as designated. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process ranges in length and certain medical devices may require a longer review period for approval. Once a device is approved, the MHLW issues a Shonin to the MAH or designated MAH, thereby permitting such entity to import the device into Japan for sale.

After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses, and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties; recall or seizure of our products; operating restrictions; partial suspension or total shutdown of sales in Japan; or criminal prosecution.

Other International Regions

Most major markets have different levels of regulatory requirements for medical devices. Modifications to the approved products require a new regulatory submission in all major markets. The regulatory requirements, and the review time vary significantly from country to country. Our products can also be marketed in several other countries that have minimal requirements for medical devices.

Foreign Corrupt Practices Act of 1997

As a result of our foreign operations, we are also subject to the federal Foreign Corrupt Practices Act of 1997, or the FCPA, which prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

U.S. Fraud and Abuse, Data Privacy and Security, and Transparency Laws

There are numerous U.S. federal and state statutes and regulations pertaining to entities within the healthcare industry, including anti-kickback laws. Our relationships with physicians, hospitals, group purchasing organizations and our international distributors, as well as our internal practices, are subject to scrutiny under these laws. Violations of these laws are punishable by criminal and civil sanctions, including significant monetary penalties and, in some instances, imprisonment and/or exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs.

Healthcare laws are complex, and even minor violations can potentially give rise to claims that a statute or regulation has been violated. Such laws to which we may be subject include:

•

The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item, or service for which payment may be made in whole or in part under federal healthcare programs such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated.

•	The federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent; knowingly making using, or causing to be made our used, a false record or statement to get a false or fraudulent claim paid or approved by the government; or knowingly making, using, or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government.

•	The federal criminal False Claims Act, which imposes criminal fines or imprisonment against individuals or entities who make or present a claim to the government knowing such claim to be false, fictitious, or fraudulent.

•	The federal Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, which created federal criminal laws that, among other things, prohibit executing a scheme to defraud any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also under HIPAA, HHS has issued regulations to protect the privacy and security of protected health information used or disclosed by covered entities including health care providers. HIPAA also regulates standardization of data content, codes and formats used in health care transactions and standardization of identifiers for health plans and providers. Penalties for violations of HIPAA regulations include civil and criminal penalties. Additionally, a breach of unsecured protected health information, such as by employee error or an attack by an outsider, could yield substantial penalties.

•	The Physician Payment Sunshine Act, which imposes new annual reporting requirements on certain device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A covered manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year, and up to an aggregate of $1 million per year for “knowing failures.” Any failure to comply could result in significant fines and penalties. Covered device manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013—December 31, 2013) by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year. CMS released reports on 2013 data to the public on September 30, 2014.

•

Foreign and/or U.S. state law equivalents of each of the above federal laws, such as anti-kickback, and false claims and transparency laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and can vary in significant ways which may make compliance efforts more difficult. For example, there has been a recent trend of increased state regulation of payments and transfers of value provided to healthcare professionals and/or entities. Some states, such as California, Massachusetts and Nevada, mandate implementation of commercial compliance programs, while other states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices and tracking and reporting of gifts, compensation and other remuneration to healthcare providers and entities. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

Further, the PPACA, among other things, amends the intent requirements of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity can now be found guilty of violating the Anti-Kickback Statute and the federal Criminal Healthcare Fraud Statute without actual knowledge of the statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

PPACA also imposed, among other things, a new federal excise tax on the sale of certain medical devices, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government’s comparative effectiveness research. In addition, PPACA implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under the federal Anti-Kickback Statue, it is possible that some of our business activities, including our relationship with healthcare providers and entities, including but not limited to physicians, hospitals, group purchasing organizations and our independent distributors, could be subject to challenge under one or more of such laws. For example, we have entered into consulting agreements with physicians, including some who order and use our products in procedures they perform. While these transactions were structured to comply with all applicable laws, including state and federal anti-kickback laws, to the extent applicable, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties, including debarment. We could be adversely affected if regulatory agencies interpret our financial relationships with physicians who order our products to be in violation of applicable laws. If a government authority were to conclude that we provided improper advice to our customers and/or encouraged the submission of false claims for reimbursement, we could face action against us by government authorities.

Any violations of these laws could subject us to civil and criminal penalties for non-compliance, or any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, and result in a material adverse effect on our reputation, business, results of operations and financial condition.

To enforce compliance with the healthcare laws, federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from our business. Additionally, as a result of these investigations, healthcare providers and entities may be subject to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting off-label uses of their products. Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although physicians are permitted to use and/or prescribe medical devices for indications other than those cleared or approved by the FDA when deemed appropriate using their professional judgment, we as a manufacturer are prohibited from promoting products for off-label uses. We market our products and provide promotional materials and training programs to physicians regarding the use of our products. If it is determined that our business activities, including our marketing, promotional materials or training programs constitute promotion of unapproved uses, we could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure and/or criminal penalty.

Most of these laws apply to not only the actions taken by us, but also actions taken by our distributors. We have limited knowledge and control over the business practices of our distributors, and we may face regulatory action against us as a result of their actions which could have a material adverse effect on our reputation, business, results of operations and financial condition.

In addition, the scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and certain regulations. Federal or state regulatory authorities might challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

Other legislative changes have been proposed and adopted since PPACA was enacted. On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals and imaging centers. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product or additional pricing pressure.

Our business operations are also subject to regulation by other laws, as they may be applied to the healthcare industry. For example, we are subject to the Federal Trade Commission Act and similar state laws which, although their reach extends beyond the healthcare industry, have been interpreted to regulate certain healthcare activities, such advertisements and other activities subject to consumer protection.

Facilities

We lease our headquarters, research and development, and manufacturing facilities, aggregating approximately 26,500 square feet in Burlington, Massachusetts under a lease agreement that expires in December 2016.

Legal Proceedings

We are not currently a party to any legal proceedings, litigation, or claims that we believe could materially affect our business. However, we may in the future become party to such matters, and the probability and outcome of future litigation and claims cannot be predicted with certainty. The resolution of any such future matters could materially affect our future financial condition and results of operations.

Employees

As of September 30, 2014, we had 130 employees, including 29 in manufacturing, 34 in research and development, 42 in sales and marketing and 25 in general and administration. We believe the success of our business will depend, in part, on our ability to attract and retain qualified personnel. Our employees are not subject to a collective bargaining agreement, and we believe that we have good relations with our employees.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of December 31, 2014:

Name	Age	Position(s)
Executive Officers
Donald Southard	69	President, Chief Executive Officer and Director
James Muller, M.D.	71	Chief Medical Officer, Chairman of the Board of Directors
Michael Guarasci	54	Chief Financial Officer
Jason Bottiglieri	42	Vice President of Global Sales
Steven Chartier	46	Vice President of Operations, Regulatory and Quality
Grant Frazier	53	Vice President of Marketing
Stephen Sum, Ph.D.	48	Vice President of Research and Development

Non-Employee Directors
William Holland(1)(2)	55	Director
Kenneth Jones(1)	68	Director
Robert McNeil, Ph.D.(2)	71	Director
Timothy Mills, Ph.D.(3)	58	Director
William Priest(1)	73	Director
Yoshio Ujihara	67	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Donald Southard has served as our President and Chief Executive Officer and as a member of our board of directors since February 2011. Prior to joining Infraredx, Mr. Southard was Chief Executive Office of Zonare Medical System from 2004 to 2010 and President of Datascope Corp. from 1996 to 2004. Mr. Southard has also served as Vice President of Sales and Marketing for Elscint Inc., President and Chief Executive Officer of Serviscope Corp. and Vice President of Sales and Marketing at Toshiba Medical Systems, Inc. Prior to that, Mr. Southard was Vice President of Sales at Philips Medical Systems, Inc. Mr. Southard holds a B.S. in chemistry from the University of Alabama. Our board of directors believes that Mr. Southard’s extensive industry experience in the medical device sector qualifies him to serve on our board of directors.

James Muller, M.D. is our founder and has served as our Chief Medical Officer and Chairman of our board of directors since February 2011. Dr. Muller founded Infraredx in 1998 and served as our Chief Executive Officer from 2005 to 2011. From 1976 until 1996 and from 2000 to 2005, Dr. Muller served on the faculty of the Harvard Medical School, achieving the title of Professor of Medicine. From 1996 to 1999, Dr. Muller served as Professor of Medicine at the University of Kentucky and as founder of the Gill Heart Institute. Dr. Muller was one of three American co-founders of the International Physicians for the Prevention of Nuclear War, the organization awarded the 1985 Nobel Peace Prize. Dr. Muller holds a medical degree from Johns Hopkins University School of Medicine. Our board of directors believes that Dr. Muller’s medical knowledge and clinical and research experience qualifies him to serve on our board of directors.

Michael Guarasci has served as our Chief Financial Officer since December 2012. Prior to joining Infraredx, Mr. Guarasci was Chief Operating Officer at Indus Capital Partners LLC from October 2007 to December 2012. From 2000 to 2007, Mr. Guarasci held several leadership positions at Bear Stearns Asset Management division, including Senior Managing Director, Chief Financial Officer, Chief Operating Officer and Head of Institutional

Business. From 1994 to 2000, Mr. Guarasci held several leadership positions at Credit Suisse, U.S. Asset Management division, including Managing Director and Chief Financial Officer. Mr. Guarasci holds a B.S. in mechanical engineering from the Rochester Institute of Technology and an M.B.A. from the State University of New York at Buffalo.

Jason Bottiglieri has served as our Vice President of Global Sales since August 2011. Prior to joining Infraredx, Mr. Bottiglieri was the Eastern Region Manager for Medtronic, Inc. in the Cardiovascular Business Unit from November 2008 to August 2011. Prior to that, Mr. Bottiglieri held several positions with Cordis Corporation from January 2000 to March 2006, including National Training Manager and New England Regional Manager, with Spectranetics from June 2006 to November 2008 and with Medtronic from November 2008 to August 2011. Mr. Bottiglieri holds a B.S. in chemistry from Florida Atlantic University.

Steven Chartier has served as our Vice President of Operations, Regulatory and Quality since February 2011. Prior to that he served as our Vice President of Clinical and Regulatory Affairs between 2008 and 2010 and our Director of Clinical and Regulatory Affairs between 2007 and 2008. Prior to joining Infraredx, Mr. Chartier was the Senior Director of Preclinical Development and Regulatory Affairs at NUCRYST Pharmaceuticals, Inc. Mr. Chartier holds a B.A. in Psychology from Saint Anselm College.

Grant Frazier has served as our Vice President of Marketing since March 2010. Prior to joining Infraredx, Mr. Frazier served as Vice President of Marketing for Volcano Corporation from 2006 to 2009. Mr. Frazier holds a B.S. in Management Science and Engineering from Stanford University and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Stephen Sum, Ph.D. has served as our Vice President of Research and Development since November 2011. Prior to that he served as our Director of Biomedical Systems from 2010 to 2011, Principal Scientist from 2008-2010, and our Senior Scientist from 2005 to 2008. Prior to joining Infraredx, Dr. Sum was a Senior Scientist at MediSpectra. Dr. Sum holds a B.Sc. in applied chemistry from the University of Waterloo, an M.S. in information and systems science from Carleton University and a Ph.D. in analytical chemistry from the University of Delaware.

Non-Employee Directors

William Holland has served as a member of our board of directors since May 2010. In 1989, Mr. Holland joined CI Financial Corp. and has served as its Chief Executive Officer since 1999. Mr. Holland is Chairman of the board of directors at CI Financial Corp. and also serves on the board of directors of NEXJ Systems Inc. Mr. Holland holds a B.A. from York University. The board of directors believes that Mr. Holland’s substantial operations and investment experience qualifies him to serve on our board of directors.

Kenneth Jones has served as a member of our board of directors since December 2006. Mr. Jones currently serves as Chairman and Chief Executive Officer of Globe Wireless. Mr. Jones was the founder of Ditech Communications and served as its Chairman and Chief Executive Officer from 1983 to 1999. Prior to that, Mr. Jones was Chief Executive Officer of Clausen-Koch Company from 1980 to 1983 and Chief Financial Officer of Hills Bros. Coffee from 1976 to 1979. Mr. Jones served in the U.S. Navy from 1968 to 1972. Mr. Jones holds a B.S. in chemical engineering from the University of Nebraska and an M.B.A. from Harvard University. Our board of directors believes that Mr. Jones’s experience in operations, strategy, accounting and financial management qualifies him to serve on our board of directors.

Robert McNeil, Ph.D. has served as a member of our board of directors since December 2003. In 1979, Dr. McNeil founded Sanderling Ventures and has served since then as a General Partner and Managing Director of its investment partnerships. Dr. McNeil founded Sterotaxis, Inc. and served as its Chief Executive Officer at its founding. Dr. McNeil also served as the Chief Executive Officer of ReGen Biologics and the Chairman of the Board of Insta Pharmaceuticals. Dr. McNeil holds a Ph.D. in molecular biology, biochemistry and genetics from the University of California, Irvine. Our board of directors believes Dr. McNeil’s experience in building and investing in biomedical companies qualifies him to serve on our board of directors.

Timothy Mills, Ph.D. has served as a member of our board of directors since December 2003. Dr. Mills currently serves as Managing Director of Sanderling Ventures and served as its Operating Partner from 1998 to 2000. Prior to joining Sanderling, Dr. Mills served as the Corporate Vice President of New Business Development and Chief Scientific Officer of Target Therapeutics. Dr. Mills was also Director of Business Development and Advanced Research and Development in the Interventional Cardiology Division of Baxter Healthcare. Dr. Mills holds a B.S. in electrical engineering from the University of Colorado, Boulder, an M.S. in electrical engineering and computer science from the University of California, Berkeley and a Ph.D. in bioengineering from the University of California, Berkeley and San Francisco School of Medicine. Our board of directors believes Dr. Mills’ experience in biomedical research and senior management background qualifies him to serve on our board of directors.

William Priest has served as a member of our board of directors since February 2000. Mr. Priest currently serves as Chief Executive Officer of Epoch Investment Partners, a New York based asset management firm. Prior to joining Epoch, Mr. Priest was Co-Managing Partner of Steinberg, Priest & Sloane Capital Management, LLC from March 2001 to June 2004. For nearly 30 years prior to that, Mr. Priest held senior officer positions, including Chairman and Chief Executive Officer roles, with Credit Suisse Asset Management, Americas, and its predecessor firm, BEA Associates. Mr. Priest is a certified public accountant and certified financial analyst. Mr. Priest holds a B.A. from Duke University and an M.B.A. from the University of Pennsylvania’s Wharton Graduate School of Business. Our board of directors believes Mr. Priest’s investment and operations experience qualifies him to serve on our board of directors.

Yoshio Ujihara has served as a member of our board of directors since July 2013. Mr. Ujihara currently serves as the General Manager and Head of Foreign Product Development at Nipro Group and heads the Nipro Group’s president’s secretarial section. Our board of directors believes Mr. Ujihara’s medical device development experience qualifies him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of eight members. Each director is currently elected to the board of directors for a one-year term, to serve until the election and qualification of a successor director at our annual meeting of stockholders, or until the director’s earlier removal, resignation or death.

All of our directors currently serve on the board of directors pursuant to the voting provisions of a voting agreement between us and several of our stockholders. This agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors. See “Related Party Transactions” for a description of this agreement.

In accordance with our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Donald Southard, James Muller, M.D. and William Priest, and will have a term that expires at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which will consist of William Holland, Kenneth Jones and Yoshio Ujihara, and will have a term that expires at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, that will consist of Robert McNeil, Ph.D and Timothy Mills, Ph.D, and will have a term that expires at our third annual meeting of stockholders to be held after the completion of this offering.

Our amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Messrs. Holland, Jones and Priest and Drs. McNeil and Mills, representing five of our eight directors, are “independent directors” as defined under current rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section of this prospectus titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors will establish, immediately prior to the closing of this offering an audit committee, a compensation committee and a nominating and corporate governance committee. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of three directors, Messrs. Priest, Holland and Jones. Our board of directors has determined that each of Messrs. Priest and Jones satisfies the independence requirements for audit committee members under the listing standards of the NASDAQ Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Holland is an “affiliated person” under Rule 10A-3 of the Exchange Act and therefore does not meet the independence criteria for audit committee membership pursuant to the listing standard of the NASDAQ Stock Market. However, we are permitted to phase-in our compliance with the independent audit committee requirements set forth in the rules of the NASDAQ Stock Market and the Exchange Act, as follows: (1) we must have one independent member at the time of listing, (2) we must have a majority of independent members within 90 days of listing and (3) we must have all independent members within one year of listing. We expect that, within one year of our listing on the NASDAQ Stock Market, Mr. Holland will either have (1) have ceased to be an “affiliated person” under Rule 10A-3 of the Exchange Act or (2) resigned from our audit committee and an independent director for audit committee purposes (as determined under the listing standards of the NASDAQ Stock Market and Exchange Act rules) will have been added to our audit committee. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Stock Market. Mr. Jones is the chairman of the audit committee, and our board of directors has determined that each of Messrs. Priest, Holland and Jones is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective immediately prior to the closing of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market.

Compensation Committee

Our compensation committee consists of two directors, Mr. Holland and Dr. McNeil, each of whom our board of directors has determined is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The composition of our compensation committee meets the requirements for independence under current rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market. Mr. Holland is the chairman of the compensation committee. The principal duties and responsibilities of our compensation committee include, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective immediately prior to the closing of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of one director, Dr. Mills. The composition of our nominating and governance committee meets the requirements for independence under current rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market. Dr. Mills is the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and governance committee will operate under a written charter, to be effective immediately prior to the closing of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the closing of this offering, the Code of Conduct will be available on our website at www.infraredx.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers planned to serve on our board of directors or compensation committee. None of the planned members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

EXECUTIVE AND DIRECTOR COMPENSATION

2014 Summary Compensation Table

The following table sets forth information regarding compensation earned during the year ended December 31, 2014 by our principal executive officer and the next two most highly compensated executive officers in 2014. These individuals are our named executive officers for 2014.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Donald Southard(2)	2014	384,731	137,973	192,500	—	715,203
President and Chief Executive Officer	2013	351,346	326,875	175,000	—	853,221

James Muller, M.D.(2)	2014	422,997	140,512	—	—	563,509
Chief Medical Officer	2013	410,631	326,875	—	—	737,506

Michael Guarasci	2014	260,500	93,010	78,000	—	431,510
Chief Financial Officer

(1)	This column reflects the full grant date fair value for options granted during the year as measured pursuant to FASB Accounting Standards Codification Topic 718 (ASC 718) as stock-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 2 to our financial statements included in this prospectus.

(2)	Mr. Southard and Dr. Muller are also members of our board of directors but do not receive any additional compensation in their capacity as directors.

Outstanding Equity Awards as of December 31, 2014

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2014.

	Option awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price(2) ($)	Option Expiration Date
Donald Southard	7/15/2014	—	766,515	(3)	0.18	7/14/2024
	5/14/2013	1,416,666	2,583,334	(4)	0.04	5/13/2023
	3/24/2011	6,732,291	292,709	(5)	0.04	3/23/2021

James Muller, M.D.	7/14/2014	—	780,623	(3)	0.18	7/14/2024
	5/14/2013	1,416,666	2,583,334	(4)	0.04	5/13/2023
	4/21/2011	2,069,833	188,167	(6)	0.04	4/20/2021
	11/2/2010	1,961,923	—		0.06	11/1/2020
	3/10/2010	62,500	—		0.12	3/9/2020
	5/20/2009	250,000	—		0.15	5/19/2019
	3/26/2008	623,014	—		0.13	3/25/2018
	9/6/2006	1,400,000	—		0.12	9/5/2016
	3/13/2006	580,000	—		0.12	3/12/2016
	5/19/2005	222,951	—		0.12	5/18/2015
	5/28/2004	90,000	—		0.12	5/27/2014

Michael Guarasci	7/15/2014	—	516,720	(3)	0.18	7/14/2024
	7/12/2013	281,945	514,137	(4)	0.04	7/12/2023
	3/11/2013	2,673,600	2,673,601	(7)	0.04	3/11/2013

(1)	All of the option awards listed in the table above were granted under our 1999 Plan, the terms of which are described below under “—Equity Incentive Plans.”

(2)	All of the option awards listed in the table above were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors with the assistance of a third-party valuation expert.

(3)	The option vests at the rate of 25% of the total number of shares subject to the option on April 3, 2015 and with respect to 1/48th of the shares vesting monthly thereafter over the next three years.

(4)	The option vests at the rate of 25% of the total number of shares subject to the option on April 3, 2015 and with respect to 1/48th of the shares vesting monthly thereafter over the next three years.

(5)	The option vests at the rate of 25% of the total number of shares subject to the option on July 12, 2014 and with respect to 1/48th of the shares vesting monthly thereafter over the next three years.

(6)	The option vests at the rate of 25% of the total number of shares subject to the option on February 1, 2011 and with respect to 1/48th of the shares vesting monthly thereafter over the next three years.

(7)	The option vests at the rate of 25% of the total number of shares subject to the option on March 11, 2014 and with respect to 1/48th of the shares vesting monthly thereafter over the next three years.

In January 2015, our board of directors authorized the issuance of options to purchase an aggregate of 1,529,511 shares of our common stock to our executive officers, including our named executive officers, contingent upon the consummation of this offering and at an exercise price equal to the initial public offering price. Options to purchase 457,790 shares of common stock, 471,282 shares of common stock and 258,571 shares of common stock were authorized to be issued to Mr. Southard, Dr. Muller and Mr. Guarasci, respectively. All such options, if issued, will vest as to 25% of the underlying shares of common stock on the first anniversary of the consummation of this offering and as to the remaining underlying shares common stock in equal monthly installments over three years thereafter, subject to continued service by the applicable named executive officer.

See “—Potential Payments upon Termination or Change of Control” for a description of vesting acceleration applicable to stock options held by our named executive officers.

Employment Arrangements

Below are written descriptions of our offer letter agreements with each of our named executive officers. Each of our named executive officers’ employment is “at will” and may be terminated at any time.

Donald Southard. We entered into an offer letter agreement with Mr. Southard in January 2011 setting forth the terms of his employment. Pursuant to the agreement, Mr. Southard was entitled to an initial annual base salary of $350,000, which has been subsequently increased most recently in April 2014 to $385,000. Mr. Southard’s offer letter agreement also provides for an annual target bonus of up to 50% of his base salary for each completed fiscal year of his employment with us, subject to his achievement of individual and company-wide annual performance goals. Pursuant to the agreement, Mr. Southard was granted a stock option to purchase 7,025,000 shares of our common stock in March 2011 that vests over a four-year period subject to Mr. Southard’s continued service. Mr. Southard’s agreement also provides for certain severance and change of control benefits, the terms of which are described below under “—Potential Payments upon Termination or Change of Control.”

James Muller, M.D. We entered into an offer letter agreement with Dr. Muller in February 2007 setting forth the terms of his employment. Pursuant to the agreement, Dr. Muller was entitled to an initial annual base salary of $350,000, which has been subsequently increased most recently in April 2014 to $424,360. Dr. Muller’s offer letter agreement also provides for an annual incentive bonus of up to 25% of his base salary for each completed fiscal year of his employment with us, subject to his achievement of individual and company-wide annual performance goals. Pursuant to the agreement, Dr. Muller was granted a stock option to purchase 1,400,000 shares of our common stock in September 2006 that vested over a four-year period subject to Dr. Muller’s continued service. Dr. Muller’s agreement also provides for certain severance and change of control benefits, the terms of which are described below under “—Potential Payments upon Termination or Change of Control.”

Michael Guarasci. We entered into an offer letter agreement with Mr. Guarasci in November 2012 setting forth the terms of his employment. Pursuant to the agreement, Mr. Guarasci was entitled to an initial annual base salary of $250,000, which has been subsequently increased most recently in January 2014 to $260,000. Mr. Guarasci’s offer letter agreement also provides for an annual target bonus of up to 30% of his base salary for each completed fiscal year of his employment with us, subject to his achievement of individual and company-wide annual performance goals. Pursuant to the agreement, Mr. Guarasci was granted a stock option to purchase 5,347,201 shares of our common stock in March 2013 that vests over a four-year period subject to Mr. Guarasci’s continued service. Mr. Guarasci’s agreement also provides for certain severance and change of control benefits, the terms of which are described below under “—Potential Payments upon Termination or Change of Control.”

Potential Payments upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his term of service, including salary.

Donald Southard. Pursuant to his offer letter agreement, if Mr. Southard’s service with us ends due to his voluntary termination for “good reason” or a termination of his employment by us for reasons other than “cause,” he is entitled to (1) continued payment of his base salary for twelve months following his termination, (2) continued vesting of any unvested stock options he holds as of his separation date during the twelve months following his termination, and (3) payment of premiums for continued health benefits under COBRA for up to twelve months. Mr. Southard’s benefits are conditioned, among other things, on his returning all our property, complying with the conditions of his confidentiality, non-competition, non-solicitation and assignment of inventions agreement, and signing a separation agreement including an effective release of claims against us and non-disparagement and confidentiality obligations.

James Muller, M.D. Pursuant to his offer letter agreement, if Dr. Muller’s service with us ends due to his voluntary termination for “good reason” or a termination of his employment by us for reasons other than “cause,” he is entitled to (1) continued payment of his base salary for twelve months following his termination and (2) payment of premiums for continued health benefits under COBRA for up to twelve months. Dr. Muller’s benefits are conditioned, among other things, on his returning all our property, complying with his post-termination obligations under his offer letter agreement, and signing a general release of claims against us, including any non-disparagement and confidentiality obligations contained therein.

Michael Guarasci. Pursuant to his offer letter agreement, if Mr. Guarasci’s service with us ends due to his voluntary termination for “good reason” or a termination of his employment by us for reasons other than “cause,” he is entitled to (1) continued payment of his base salary for twelve months following his termination, (2) continued vesting of any unvested stock options he holds as of his separation date during the twelve months following his termination, and (3) payment of premiums for continued health benefits under COBRA for up to twelve months. Mr. Guarasci’s benefits are conditioned, among other things, on his returning all our property, complying with the conditions of his confidentiality, non-competition, non-solicitation and assignment of inventions agreement, and signing a separation agreement including an effective release of claims against us and non-disparagement and confidentiality obligations.

Pursuant to their respective offer letter agreements, if Mr. Southard’s, Dr. Muller’s or Mr. Guarasci’s service with us ends due to his voluntary termination for “good reason” or a termination of his employment by us for reasons other than “cause” within twelve months after the consummation of a change of control, any outstanding but unvested stock options granted Mr. Southard, Dr. Muller and/or Mr. Guarasci, as applicable, will accelerate pursuant to the terms of our 1999 Plan. A description of the termination and change of control provisions in our 1999 Plan is provided below under “—Equity Incentive Plans.”

For purposes of Mr. Southard, Dr. Muller’s and Mr. Guarasci offer letter agreements, “good reason” means a voluntary resignation following (1) a material reduction in his job duties and responsibilities without his consent or (2) a material decrease in his base salary without his written consent, after giving us written notice of, and an opportunity to cure, such events.

For purposes of Mr. Southard, Dr. Muller’s and Mr. Guarasci offer letter agreements, “cause” means: (1) any act of fraud, embezzlement or other material dishonesty; (2) willful failure or refusal to perform duties and responsibilities, which is not cured within 30 days following written notice; (3) commission of, or a plea of nolo contendre to, any act that constitutes a felony under the laws of the Commonwealth of Massachusetts or, if applicable, the laws of the state in which such act was committed; or (4) breach of the employee confidential and developments agreement between the executive officer and us, which is not cured within 30 days following written notice. The definition of “cause” under Dr. Muller’s offer letter agreement also includes breach by Dr. Muller of the terms of his offer letter agreement or any other written agreement between him and us, which is not cured within 30 days following written notice.

Non-Employee Director Compensation

Historically, we have provided equity-based compensation to our independent directors who are not employees or affiliated with our largest venture capital investors for the time and effort necessary to serve as a member of our board of directors. We grant options to such independent directors upon joining our board of directors and from time to time thereafter in consideration for their service.

Our directors are not currently entitled to receive any compensation in connection with their service on our board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of the board or committees thereof.

We expect that our board of directors will adopt a director compensation policy for non-employee directors to be effective upon the closing of this offering.

2014 Director Compensation

None of our directors received any compensation for their service on our board of directors during the year ended December 31, 2014. Donald Southard, our President and Chief Executive Officer, and James Muller, M.D., our Chief Medical Officer, are also members of our board of directors, but do not receive any additional compensation for their service as directors. Mr. Southard and Dr. Muller’s compensation as executive officers is set forth above under the section of this prospectus titled “Executive and Director Compensation—2014 Summary Compensation Table.”

The table below shows the aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2014:

Name	Option Awards (#)(1)
William Holland	—
Kenneth Jones	—
Robert McNeil, Ph.D.	—
Timothy Mills, Ph.D.	—
William Priest	270,000
Yoshio Ujihara	—

(1)	All option awards are fully vested.

Equity Incentive Plans

2015 Equity Incentive Plan

We expect that, prior to the closing of this offering, our board of directors will adopt and our stockholders will approve our 2015 Equity Incentive Plan, or 2015 Plan. We do not expect to utilize our 2015 Plan until after the closing of this offering, at which point no further grants will be made under our 1999 Plan, as described below under “Amended and Restated 1999 Stock Option and Incentive Plan.” No awards have been granted and no shares of our common stock have been issued under our 2015 Plan.

Stock Awards. The 2015 Plan will provide for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation (collectively, stock awards). Additionally, the 2015 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2015 Plan after the 2015 Plan becomes effective is the sum of (1)             shares, (2) the number of shares reserved for issuance under our 1999 Plan at the time our 2015 Plan becomes effective, and (3) any shares subject to stock options or other stock awards granted under our 1999 Plan that would have otherwise returned to our 1999 Plan (such as upon the expiration or termination of a stock award prior to vesting). Additionally, the number of shares of our common stock reserved for issuance under our 2015 Plan will automatically increase on January 1 of each year, beginning on January 1, 2016 (assuming the 2015 Plan becomes effective before such date) and continuing through and including January 1, 2024, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2015 Plan is                 shares.

No person may be granted stock awards covering more than             shares of our common stock under our 2015 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than             shares or a performance cash award having a maximum value in excess of $            . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2015 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2015 Plan. In addition, the following types of shares under the 2015 Plan may become available for the grant of new stock awards under the 2015 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2015 Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2015 Plan.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2015 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2015 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2015 Plan. Subject to the terms of our 2015 Plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2015 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2015 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an nonqualified stock option, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options.  The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.  Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2015 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2015 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.  If certain material terms of the 2015 Plan are approved by our stockholders after we are publicly traded, the 2015 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) subscriber satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.  The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2015 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2015 Plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2015 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.  The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2015 Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets.

Amendment and Termination.  Our board of directors has the authority to amend, suspend, or terminate our 2015 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2015 Plan.

Amended and Restated 1999 Stock Option and Incentive Plan

Our board of directors and stockholders approved our 1999 Stock Option and Incentive Plan, which became effective in November 1999. Our board of directors and stockholders approved our Amended and Restated 1999 Stock Option and Incentive Plan, or 1999 Plan, which became effective in January 2007. As of September 30, 2014, 4,737,703 shares of our common stock have been issued pursuant to the exercise of options granted under our 1999 Plan, options to purchase 49,235,586 shares of our common stock were outstanding at a weighted-average exercise price of $0.066 per share, and 2,526,711 shares remained available for future grant under our 1999 Plan. Following the closing of this offering, no further grants will be made under our 1999 Plan and all outstanding stock awards granted under our 1999 Plan will continue to be governed by the terms of our 1999 Plan.

Stock Awards.  Our 1999 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock, collectively stock awards, to our employees, including officers, non-employee directors, consultants and advisors.

Our 1999 Plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options and restricted stock awards to our employees, officers, directors, consultants or advisors currently providing services to us. Incentive stock options may only be granted to employees. All other stock awards may be granted to employees, officers, directors, consultants or advisors currently providing services to us.

Share Reserve.  The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 1999 Plan is 56,500,000 shares, subject to adjustment as provided in the 1999 Plan.

Administration.  Our board of directors, or a duly authorized committee thereof, each referred to herein as the plan administrator, has the authority to administer the 1999 Plan. Subject to the terms of the 1999 Plan, the plan administrator determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding stock awards under our 1999 Plan. Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner. Subject to the terms of the 1999 Plan, the plan administrator has full authority and discretion to interpret the plan, prescribe and rescind rules and regulations related to it, and amendment, terminate or suspend the 1999 Plan.

Stock Options.  Incentive and nonqualified stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 1999 Plan, provided that the exercise price of an option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 1999 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 1999 Plan. The plan administrator determines the effect on a stock award of the disability, death, retirement, authorized leave of absence or other change in the employment of other status of an option holder and the extent to which, and the period during which, the option holder or beneficiary may exercise rights under the stock award.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, cash equivalents or such other form as provided in the stock option agreement.

Unless the plan administrator provides otherwise, options generally are not transferable or assignable except by will or the laws of descent and distribution and, during the life of the option holder, may only be exercised by the participant.

Tax Limitations on Incentive Stock Options.  The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the number of shares available for future grants under the 1999 Plan, and (2) the number of shares covered by, and the exercise price of, each outstanding option.

Acquisition.  In the event of an acquisition, the plan administrator has the discretion to arrange for the continuation or assumption of a stock award by the surviving or acquiring entity and the substitution of the shares subject to the stock award for either consideration payable with respect to the outstanding shares of common stock in connection with the acquisition, shares of stock of the surviving or acquiring entity or such other securities as the plan administrator deems appropriate. In addition to or in lieu of the foregoing, with respect to outstanding options that are exercisable or will become exercisable as a result of the acquisition, the plan administrator may provide that the option must be exercised within a time period provided by the plan administrator otherwise such option shall either terminate outright or terminate in exchange for a cash payment equal to the excess of the fair market value of the shares subject to the option over the exercise price of such option. With respect to outstanding options that are not exercisable and will not become exercisable as a result of the acquisition, the plan administrator may provide that such options shall be terminated.

In the event a plan participant remains an employee of ours or the acquiring or surviving entity following an acquisition and is terminated without cause or for good reason prior to the first anniversary of the consummation of the acquisition, then such participant’s options shall become immediately exercisable in full, all restricted stock awards shall become free of all repurchase provisions and all other stock-based awards shall become exercisable, realizable or vested in full, or shall be free of all repurchase provisions, as the case may be.

Under the 1999 Plan, an acquisition is generally (1) the consummation of a merger or consolidation after which the outstanding voting securities held by our stockholders immediately prior to the transaction represent less than 50% of the combined voting power of the outstanding voting securities of the surviving or acquiring entity after the transaction, (2) any sale of all or substantially all of our assets or capital stock or (3) any other acquisition of our business, as determined by the plan administrator.

Amendment and Termination.  The 1999 Plan will terminate in January 2017. However, our board of directors has the authority to amend, suspend, or terminate our 1999 Plan. As noted above, in connection with this offering, our 1999 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards under the 1999 Plan will continue to be governed by their existing terms.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to potential extension or early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2011 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus titled “Executive and Director Compensation.”

Series E Preferred Stock Financing

In February 2011, we entered into a Series E Preferred Stock and Warrant Purchase Agreement pursuant to which we issued and sold to investors (1) an aggregate of 38,968,681 shares of our Series E preferred stock at a purchase price of $0.62 per share and (2) warrants to purchase an aggregate of 11,690,582 shares of our Series E preferred stock at an exercise price of $0.62 per share, for an aggregate consideration of approximately $24.1 million. In November 2012, we reduced the exercise price of these warrants to $0.04. In November 2012, we also issued to these investors warrants to purchase an additional 14,028,698 shares of Series E preferred stock at an exercise price of $0.04 per share in consideration for a reduction of the Series E preferred stock liquidation preference.

In July 2013, we entered into a Series E Preferred Stock Purchase Agreement pursuant to which we issued and sold to Nipro Corporation an aggregate of 40,322,581 shares of our Series E preferred stock at a purchase price of $0.62 per share, for an aggregate consideration of $25.0 million. In April 2014, we issued Nipro an additional 15,241,139 shares of Series E preferred stock for no additional consideration in order to effect our agreement that Nipro’s investment would represent an agreed upon percentage of our outstanding equity on a fully diluted basis.

The participants in the Series E preferred stock financing described above included the following directors, executive officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares and warrant shares issued to these related parties:

Related Party	Shares of Series E Preferred Stock (#)	Series E Preferred Stock Subject to Warrant (#)
Entities affiliated with Sanderling Ventures(1)	478,271	315,650
Nipro Corporation(2)	55,563,720	—
Eastwood Capital Corp.(3)	16,129,032	10,645,158
Intrepid Maritime, LLC	314,196	207,368
Seahawk Investment Trust(4)	8,064,516	5,322,578
William Priest(5)	529,492	385,283
Michael Guarasci	443,548	292,741

(1)	Consists of 165,580 shares of Series E preferred stock and a warrant for 109,283 shares of Series E preferred stock purchased by Sanderling Venture Partners V, L.P., 40,409 shares of Series E preferred stock and a warrant for 26,668 shares of Series E preferred stock purchased by Sanderling V Biomedical, L.P., 16,246 shares of Series E preferred stock and a warrant for 10,721 shares of Series E preferred stock purchased by Sanderling V Limited Partnership, 14,603 shares of Series E preferred stock and a warrant for 9,636 shares of Series E preferred stock purchased by Sanderling V Beteiligungs GmbH & Co. KG, 2,298 shares of Series E preferred stock and a warrant for 1,516 shares of Series E preferred stock purchased by Sanderling Ventures Management V, 227,215 shares of Series E preferred stock and a warrant for 149,961 shares of Series E preferred stock purchased by Sanderling Venture Partners VI Co-Investment, L.P., 4,451 shares of Series E preferred stock and a warrant for 2,937 shares of Series E preferred stock purchased by Sanderling VI Beteiligungs GmbH & Co KG, 2,298 shares of Series E preferred stock and a warrant for 1,516 shares of Series E preferred stock purchased by Sanderling Ventures Management VI, and 5,171 shares of Series E preferred stock and a warrant for 3,412 shares of Series E preferred stock purchased by Sanderling VI Limited Partnership.

(2)	Yoshio Ujihara, one of our directors, is the general manager and head of foreign product development at Nipro Group.

(3)	William Holland, one of our directors, has sole voting and dispositive power over the shares held by Eastwood Capital Corp.

(4)	Kenneth Jones, one of our directors, has sole voting and dispositive power over the shares held by Seahawk Investment Trust.

(5)	Includes 15,983 shares of Series E preferred stock and warrants for 10,547 shares of Series E preferred stock purchased by Katherine Bristor. Katherine Bristor is the wife of William Priest.

July 2012 Convertible Note and Warrant Financing

In July 2012, we entered into a Note and Warrant Purchase and Security Agreement pursuant to which Sanderling Venture Partners VI Co-Investment Fund, L.P. and Black Mountain Ventures, LLC loaned us an aggregate principal amount of approximately $3.9 million and Eastwood Capital Corp. guaranteed approximately $2.1 million of our secured credit facility with General Electric Capital Corporation in exchange for (1) secured convertible promissory notes in the amount loaned to us or paid to General Electric Capital Corporation pursuant to the guarantee and (2) warrants to purchase an aggregate of 4,838,709 shares of Series E preferred stock at a purchase price of $0.04 per share. In addition, on each anniversary of the agreement that the secured convertible promissory note issued to Sanderling Venture Partners VI Co-Investment Fund, L.P. is outstanding, we have agreed to issue to each investor a warrant to acquire an aggregate number of Series E preferred stock equal to 50% of the outstanding principal amount such investor loan to us or guaranteed to General Electric Capital Corporation, as applicable, divided by 0.62. Our obligations under this agreement were secured with certain of our personal property. In November 2012, we issued to these investors warrants to purchase an additional 1,548,387 shares of Series E preferred stock in consideration for a reduction of the Series E preferred stock liquidation preference. In August 2013, the Note and Warrant Purchase and Security Agreement was amended to, among other things, release the security interest in the collateral and extend the maturity date of the secured convertible promissory notes.

The participants in the bridge financings described above included the following related parties and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the principal amounts loaned to us and the number of shares subject to the warrants issued to these related parties.

Related Party	Principal Amount of Note ($)	Series E Preferred Stock Subject to Warrant (#)
Sanderling Venture Partners VI Co-Investment Fund, L.P.	3,084,070	3,283,042
Eastwood Capital Corp.(1)	—	2,252,441
Black Mountain Ventures LLC(2)	800,000	851,613

(1)	William Holland, one of our directors, has sole voting and dispositive power over the shares held by Eastwood Capital Corp.

(2)	Kenneth Jones, one of our directors, had sole voting and dispositive power over the shares held by Black Mountain Ventures LLC at the time of the transaction described above.

November 2012 Convertible Note and Warrant Financing

In November 2012, we entered into a Note and Warrant Purchase and Security Agreement pursuant to which we offered and sold to investors a principal amount of $25.0 million in the form of secured convertible promissory notes and warrants to purchase 26,612,903 shares of Series E preferred stock at an exercise price of $0.04 per share. Our obligations under this agreement were secured with certain of our personal property. In April, 2013, the Note and Warrant Purchase and Security Agreement was amended to add an additional closing and we offered and sold to investors an additional principal amount of $1.0 million in the form of secured convertible promissory notes and warrants to purchase an additional 1,064,516 shares of Series E preferred stock at an exercise price of $0.04 per share.

The participants in the convertible note financings described above included the following executive officer and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the principal amounts loaned to us and the number of shares subject to the warrants issued to these related parties:

Related Party	Principal Amount of Note ($)	Series E Preferred Stock Subject to Warrant (#)
Entities affiliated with Sanderling Ventures(1)	5,841,902	6,218,798
Eastwood Capital Corp.(2)	435,329	463,415
Intrepid Maritime, LLC	10,125,439	10,778,693
Black Mountain Ventures LLC(3)	256,964	273,542
William Priest	650,000	691,935
Donald Southard	25,000	26,613
Michael Guarasci	500,000	532,258
Grant Frazier	25,000	26,613

(1)	Consists of $841,901 in principal amount of notes and warrants for 896,218 shares of Series E preferred stock purchased by Sanderling Venture Partners VI Co-Investment Fund, L.P. and $5.0 million in principal amount of notes and warrants for 5,322,580 shares of Series E preferred stock purchased by Sanderling V Strategic Exit Fund, L.P.

(2)	William Holland, one of our directors, has sole voting and dispositive power over the shares held by Eastwood Capital Corp.

(3)	Kenneth Jones, one of our directors, had sole voting and dispositive power over the shares held by Black Mountain Ventures, LLC at the time of the transaction described above.

PIK Interest Payments

In January 2014, we offered holders of our convertible promissory notes the option of receiving payment in kind in lieu of cash interest payments due under the terms of the November 2012 Note and Warrant Purchase and Security Agreement. Note holders were offered (1) shares of Series E preferred stock in an amount equal to the interest payment due under such notes divided by .62 and (2) a warrant to purchase shares of Series E preferred stock exercisable for a number of shares of Series E preferred stock equal to the product of the interest payment due under such notes multiplied by .66, and, then divided by .62.

As a result of the offer, in January 2014, $446,658 of interest was paid in kind with 720,419 shares of Series E preferred stock and warrants to purchase 475,475 shares of Series E preferred stock.

The participants in the January 2014 payment in kind interest payments described above included the following directors, executive officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the principal amounts loaned to us and the number of shares subject to the warrants issued to these related parties.

Related Party	Interest Accrued and Unpaid as of December 31, 2013 ($)	Shares of Series E Preferred Stock (#)	Series E Preferred Stock Subject to Warrant (#)
Entities affiliated with Sanderling Ventures(1)	291,083	469,489	309,862
Eastwood Capital Corp.(2)	12,945	20,880	13,781
Donald Southard	871	1,405	927
Michael Guarasci	22,320	36,000	23,760
Grant Frazier	721	1,163	767

(1)	Consists of 217,742 shares of Series E preferred stock and a warrant to purchase 143,710 shares of Series E preferred stock issued to Sanderling V Strategic Exit Fund L.P., 103,027 shares of Series E preferred stock and a warrant to purchase 67,998 shares of Series E preferred stock issued to Sanderling Venture Partners V, L.P., 84,057 shares of Series E preferred stock and a warrant to purchase 55,477 shares of Series E preferred stock issued to Sanderling V Biomedical Co-Investment, L.P., 36,663 shares of Series E preferred stock and a warrant to purchase 24,198 shares of Series E preferred stock issued to Sanderling Venture Partners VI Co-Investment, L.P. and 28,000 shares of Series E preferred stock and a warrant to purchase 18,480 shares of Series E preferred stock issued to Sanderling Venture Partners V Co-Investment, L.P.

(2)	William Holland, one of our directors, has sole voting and dispositive power over the shares held by Eastwood Capital Corp.

As a result of the offer, in January 2015, $565,002 of interest will be paid in kind with 911,293 shares of Series E preferred stock and warrants to purchase 601,453 shares of Series E preferred stock.

The participants in the January 2015 payment in kind interest payments described above will include the following directors, executive officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the principal amounts loaned to us and the number of shares subject to the warrants to be issued to these related parties.

Related Party	Interest Accrued and Unpaid as of December 31, 2014($)	Shares of Series E Preferred Stock (#)	Series E Preferred Stock Subject to Warrant (#)
Entities affiliated with Sanderling Ventures(1)	355,382	573,197	378,310
Eastwood Capital Corp.(2)	25,616	41,316	27,268
Donald Southard	1,521	2,453	1,619
Michael Guarasci	30,417	49,058	32,379
Grant Frazier	1,521	2,453	1,619

(1)	Consists of 196,237 shares of Series E preferred stock and a warrant to purchase 129,516 shares of Series E preferred stock issued to Sanderling V Strategic Exit Fund L.P., 210,222 shares of Series E preferred stock and a warrant to purchase 138,746 shares of Series E preferred stock issued to Sanderling Venture Partners V, L.P., 133,696 shares of Series E preferred stock and a warrant to purchase 88,239 shares of Series E preferred stock issued to Sanderling V Biomedical Co-Investment, L.P. and 33,042 shares of Series E preferred stock and a warrant to purchase 21,808 shares of Series E preferred stock issued to Sanderling Venture Partners VI Co-Investment, L.P.

(2)	William Holland, one of our directors, has sole voting and dispositive power over the shares held by Eastwood Capital Corp.

November 2014 Convertible Note Financing

In November 2014, we entered into a Note Purchase Agreement pursuant to which we offered and sold to investors a principal amount of $15.0 million in the form of secured convertible promissory notes.

The participants in the convertible note financings described above included the following executive officer and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the principal amounts loaned to us by these related parties:

Related Party	Principal Amount of Note ($)
Entities affiliated with Sanderling Ventures(1) . . . . . . . . . . . . . . . . . .. . . . . .	4,069,307
Eastwood Capital Corp.(2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . .	3,360,620
Intrepid Maritime, LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,606,538
Donald Southard	50,000
Michael Guarasci . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	350,000
William Priest	198,348
Robert McNeil	104,505
James Muller	25,000
Grant Frazier	3,192

(1)	Consists of $3.2 million in principal amount of notes purchased by Sanderling Venture Partners V, L.P., $400,000 in principal amount of notes purchased by Sanderling Venture Partners V, L.P., $125,00 in principal amount of notes purchased by Sanderling Venture Partners V Co-Investment Fund, L.P., $125,000 in principal amount of notes purchased by Sanderling Venture Partners VI Co-Investment Fund, L.P., $75,000 in principal amount of notes purchased by Sanderling V Biomedical Co-Investment Fund, L.P. and $175,000 in principal amount of notes purchased by Sanderling V Strategic Exit Fund.

(2)	William Holland, one of our directors, has sole voting and dispositive power over the shares held by Eastwood Capital Corp.

Investor Rights, Voting and Co-Sale Agreements

In connection with our preferred stock financings, we entered into amended and restated investor rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our amended and restated investor rights agreement dated July 2013 between us and the investors listed therein, as more fully described in the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

Distribution Agreement with Nipro Corporation

In March 2012, we entered into a distribution agreement with Nipro that expires in August 2019, pursuant to which we granted Nipro the exclusive right to promote, sell, market and distribute our TVC Imaging System in Japan. Pursuant to the agreement, (1) Nipro paid us a one-time distribution franchise fee, which are obligated to return to Nipro upon the occurrence of certain events specified in the agreement, including if we undergo a change of control that results in termination of the agreement, if we become insolvent, or if we withdraw our product from the Japanese market and (2) Nipro is obligated to purchase minimum volumes of our product at pre-determined prices, which are subject to renegotiation upon the occurrence of certain events specified in the agreement. The agreement automatically renews for subsequent one year periods, subject to agreement between us and Nipro as to the minimum volumes for the subsequent terms or, if Nipro desires to renew the agreement but we are unable to agree on minimum volumes, at minimum volumes calculated pursuant to a formula contained in the agreement. The agreement is terminable by us under a number of circumstances, including, but not limited to, in the event that Nipro fails to meet the minimum volume requirements, becomes insolvent, becomes disqualified from selling or importing our product, or upon a change of control of Nipro. The agreement is terminable by Nipro in the event that we undergo a change of control and is terminable by either party upon material breach of the terms of the agreement by the other party, with the termination rights contained in the agreement generally being subject to notice and/or opportunity to cure. From March 2012 to September 30, 2014, Nipro paid us an aggregate of $2.5 million in fees under the distribution agreement.

Employment Offer Letter Agreements

We have entered into offer letter agreements with our executive officers. See “Executive and Director Compensation” for more information regarding these agreements with our named executive officers.

Stock Option Grants to Directors and Executive Officers

We have granted stock options to our certain of our directors and executive officers. See “Executive and Director Compensation” for more information regarding the stock options and stock awards granted to our directors and named executive officers.

Employee Retention Bonus Plan

In January 2014, our board of directors approved an Employee Retention Bonus Plan, under which certain executive officers and employees may be entitled to bonus payments following the consummation of certain corporate transactions. The Employee Retention Bonus Plan will terminate upon the closing of this offering with no payments due thereunder.

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and our executive officers in connection with this offering. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Executive and Director Compensation—Limitations on Liability and Indemnification Matters” for more information regarding these agreements.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the closing of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of September 30, 2014, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table prior to this offering is based on             shares of common stock outstanding as of September 30, 2014, giving effect to (1) the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 212,169,406 shares of our common stock upon the closing of this offering, (2) the issuance of             shares of common stock upon the net exercise at the initial public offering price of certain of our preferred stock warrants, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and (3) the issuance of             shares of common stock upon the conversion of our convertible promissory notes, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. See “Prospectus Summary—The Offering” for a description of the number of shares issuable upon the net exercise of certain of our preferred stock warrants and the conversion of our outstanding convertible promissory notes upon the closing of this offering, which depends on the initial public offering price of our common stock.

The percentage ownership information shown in the table after this offering is based on             shares outstanding, assuming the sale of             shares of our common stock by us in this offering and no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants or the conversion of convertible promissory notes that are exercisable or convertible on or before November 29, 2014, which is 60 days after September 30, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or convertible promissory notes for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Infraredx, Inc., 34 Third Avenue, Burlington, Massachusetts 01803.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering		After Offering
5% or greater stockholders:
Entities affiliated with Sanderling Ventures(1)			%		%
Nipro Corporation(2)
Eastwood Capital Corp.(3)
Intrepid Maritime, LLC(4)
Seahawk Investment Trust(5)

Named executive officers and directors:
Donald Southard(6)
James Muller, M.D.(7)
Jason Bottiglieri(8)
William Holland(9)
Kenneth Jones(10)
Robert McNeil, Ph.D.(11)
Timothy Mills, Ph.D.(11)
William Priest(12)
Yoshio Ujihara
All current executive officers and directors as a group (13 persons)(13)			%		%

*	Represents beneficial ownership of less than 1%.

(1)	Includes (1) 8,807,107 shares of common stock, shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes held by Sanderling Venture Partners V, L.P., (2) 2,128,697 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling V Biomedical, L.P., (3) 1,509,902 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling V Limited Partnership, (4) 1,343,500 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling V Beteiligungs GmbH & Co. KG, (5) 1,137,446 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling Ventures Management V, (6) 5,654,334 shares of common stock, shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes held by Sanderling V Biomedical Co-Investment, L.P., (7) 9,215,855 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling Venture Partners V Co-Investment, L.P., (8) 217,742 shares of common stock, shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes held by held by Sanderling V Strategic Exit Fund L.P., (9) 17,783,201 shares of common stock, shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes held by held by Sanderling Venture Partners VI Co-Investment, L.P., (10) 343,439 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling VI Beteiligungs GmbH & Co KG, (11) 409,226 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling VI Limited Partnership, (12) 273,857 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Sanderling Ventures Management VI, collectively, the Sanderling Shares, and (13) 62,106 shares of common stock held by Middleton-McNeil Retirement Trust FBO: Robert G McNeil PhD. The number of shares of common stock issuable upon the net exercise of our preferred stock and warrants and the conversion of our convertible promissory notes assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

Middleton, McNeil, Mills & Associates, V, LLC is the investment general partner of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, Sanderling V Biomedical Co-Investment, L.P., Sanderling Venture Partners V Co-Investment, L.P., Sanderling V Strategic Exit Fund L.P., Sanderling Venture Partners VI Co-Investment, L.P., Sanderling VI Beteiligungs GmbH & Co KG and Sanderling VI Limited Partnership, collectively the Sanderling Investment Entities. Fred Middleton is a managing director of Middleton, McNeil & Mills Associates V, LLC and has

voting and dispositive power over the shares held by the Sanderling Investment Entities. Fred Middleton is the owner of Sanderling Ventures Management V and Sanderling Ventures Management VI, together the Sanderling Management Entities, and has voting and investment power over the shares held by the Sanderling Management Entities. Robert G. McNeil and Timothy C. Mills, two of our directors, Fred A. Middleton and Timothy J. Wollaeger are the managing directors of Sanderling Venture Partners VI Co-Investment Fund, L.P. and share voting and dispositive power over the shares held by Sanderling Venture Partners VI Co-Investment Fund, L.P. Fred A. Middleton and Robert G. McNeil share voting and dispositive power over the shares held by the Middleton-McNeil Retirement Trust FBO: Robert G McNeil Ph.D. The address for this stockholder is 400 S. El Camino Real, Suite 1200, San Mateo, CA 94402.

(2)	Yoshio Ujihara, one of our directors, is the general manager and head of foreign product development at Nipro Corporation.

(3)	William Holland, one of our directors, has sole voting and dispositive power over the shares held by Eastwood Capital Corp. Includes shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes. The number of shares of common stock issuable upon the net exercise of our preferred stock and warrants and the conversion of our convertible promissory notes assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(4)	Mark Filanowski and Richard du Moulin share voting and dispositive power over the shares held by Intrepid Maritime, LLC but neither Mark Filanowski nor Richard du Moulin acting alone has voting or dispositive power over the shares held by this entity. Includes shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes. The number of shares of common stock issuable upon the net exercise of our preferred stock and warrants and the conversion of our convertible promissory notes assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(5)	Kenneth Jones, one of our directors, has voting and dispositive power of the shares held by this entity. Includes shares of common stock issuable upon the net exercise of preferred stock warrants.

(6)	Includes 7,919,270 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014, shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes. The number of shares of common stock issuable upon the net exercise of our preferred stock and warrants and the conversion of our convertible promissory notes assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(7)	Includes 8,456,512 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014.

(8)	Includes 970,833 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014.

(9)	Consists of shares of common stock held by Eastwood Capital Corp. described in footnote (3) above and shares of common stock held by Intrepid Maritime, LLC described in footnote (4) above.

(10)	Includes (1) 240,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014, (2) 10,550,642 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants held by Seahawk Investment Trust and (3) 4,029,712 shares of common stock and shares of common stock issuable upon the net exercise of preferred stock warrants. The number of shares of common stock issuable upon the net exercise of our preferred stock and warrants and the conversion of our convertible promissory notes assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. Mr. Jones has sole voting and dispositive power over the shares held by Seahawk Investment Trust. Mr. Jones has a pecuniary interest in the shares held by Intrepid Maritime, LLC, but, pursuant to applicable SEC rules, is not the beneficial owner of such shares.

(11)	Consists of shares of common stock held by the Sanderling Ventures entities describe in footnote (1) above.

(12)	Includes 180,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of September 30, 2014, shares of common stock issuable upon the net exercise of preferred stock warrants, and shares of common stock issuable upon the conversion of convertible promissory notes. The number of shares of common stock issuable upon the net exercise of our preferred stock and warrants and the conversion of our convertible promissory notes assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(13)	Includes (1) 93,142,774 shares of common stock held by all current executive officers and directors as a group, (2) 27,086,236 shares that all current executive officers and directors as a group have the right to acquire from us within 60 days of September 30, 2014 pursuant to the exercise of options, (3) shares of common stock issuable to all current executive officers and directors as a group upon the net exercise of preferred stock warrants, and (4) shares of common stock issuable to all current executive officers and directors as a group upon the conversion of convertible promissory notes. The number of shares of common stock issuable upon the net exercise of our preferred stock and warrants and the conversion of our convertible promissory notes assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the closing of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt in connection with this offering as our certificate of incorporation and bylaws, respectively.

General

Upon the closing of this offering, our certificate of incorporation will authorize us to issue up to              shares of common stock, $0.01 par value per share, and              shares of preferred stock, $0.01 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of September 30, 2014, after giving effect to (1) the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 212,169,406 shares of our common stock upon the closing of this offering, (2) the issuance of             shares of common stock upon the net exercise at the initial public offering price of certain of our preferred stock warrants, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and (3) the issuance of             shares of common stock upon the conversion of our convertible promissory notes, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, there would have been shares of common stock issued and outstanding, held of record by 203 stockholders. See “Prospectus Summary—The Offering” for a description of the number of shares issuable upon the net exercise of certain of our preferred stock warrants and the conversion of our outstanding convertible promissory notes upon the closing of this offering, which depends on the initial public offering price of our common stock.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of preferred stock will convert automatically into common stock upon the closing of this offering. Our Series A, Series A-1, Series B, Series B-1, Series C and Series E preferred stock will convert at a ratio of one share of common stock for each share of preferred stock. Our Series C-1 preferred stock will convert at a ratio of 1.5 shares of common stock for each share of preferred stock. Our Series D and Series D-1 preferred stock will convert at a ratio of 1.1111 shares of common stock for each share of preferred stock. All shares of common stock (including fractions thereof) issuable upon conversion of preferred stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after such aggregation, the conversion results in the issuance of any fractional share, we will, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the initial public offering price.

Following the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of September 30, 2014, options to purchase an aggregate of 49,235,586 shares of common stock were outstanding under our 1999 Plan at a weighted-average exercise price of $0.066 per share. See “Executive and Director Compensation—Equity Incentive Plans— Amended and Restated 1999 Stock Option and Incentive Plan” for additional information regarding the terms of our 1999 Plan,

Warrants

As of September 30, 2014, warrants to purchase an aggregate of 60,259,269 shares of our Series E preferred stock were outstanding at a weighted-average exercise price of $0.040 per share. Unless exercised earlier, these warrants will terminate upon the closing of this offering; provided that we anticipate that all such warrants will be net exercised for shares of our common stock upon the consummation of this offering. The warrants contain a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants also contain a net exercise provision pursuant to which the holder may, in lieu of paying the exercise price in cash, surrender the applicable warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise after deducting the aggregate exercise price. See “Prospectus Summary—The Offering” for a description of the number of shares issuable upon the net exercise of our preferred stock warrants upon the closing of this offering, which depends on the initial public offering price of our common stock.

As of September 30, 2014, warrants to purchase an aggregate of 1,209,678 shares of our Series E preferred stock were outstanding at an exercise price of $0.62 per share. Subsequent to September 30, 2014, we issued warrants to purchase an aggregate of 2,250,000 shares of our Series E-1 preferred stock at an exercise price of $0.40 per share. Upon the consummation of this offering, these warrants will become exercisable for an equal number of shares of our common stock. The warrants contain a provision for the adjustment of the exercise price and the number of shares issuable upon the exercise of the applicable warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants also contain a net exercise provision pursuant to which the holder may, in lieu of paying the exercise price in cash, surrender the applicable warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise after deducting the aggregate exercise price.

Convertible Promissory Notes

As of September 30, 2014, convertible promissory notes in an aggregate principal amount of $26.0 million and accrued interest of approximately $1.3 million were outstanding.

Subsequent to September 30, 2014, we issued additional convertible promissory notes in an aggregate principal amount of $15.0 million of which $6.8 million was received in September 2014.

All outstanding convertible promissory notes will convert automatically into common stock upon the closing of this offering as follows: (1) convertible promissory notes in an aggregate principal amount of $26.0 million will convert at the initial public offering price, (2) convertible promissory notes in an aggregate principal amount of $10.0 million and $                 of accrued interest thereon will convert at 85% of the initial public offering price, and (3) convertible promissory notes in an aggregate principal amount of $5.0 million and $                 of accrued interest thereon will convert at the initial public offering price into a number of shares determined by (i) dividing the aggregate principal and accrued interest under such notes by 85% of the initial public offering price and (ii) multiplying this quotient by 1.5. See “Prospectus Summary—The Offering” for a description of the number of shares issuable upon the conversion of our outstanding convertible promissory notes upon the closing of this offering, which depends on the initial public offering price of our common stock.

Registration Rights

After our initial public offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon conversion of our preferred stock upon the closing of this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an amended and restated investor rights agreement by and among us and certain of our stockholders. These shares are collectively referred to herein as registrable securities.

The amended and restated investor rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of September 30, 2014, an aggregate of registrable securities were entitled to these demand, piggyback and S-3 registration rights.

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the registrable securities have the right to make up to two demands that we file a registration statement under the Securities Act or comparable document with a foreign securities commission or regulatory authority covering at least 50% of the registrable securities then outstanding (or lesser percentage if the proposed aggregate offering price would exceed $5.0 million, net of underwriting discounts and commissions), subject to specified exceptions.

Piggyback Registration Rights

If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total amount of securities included in such registration, unless the offering is our initial public offering and the registration does not include shares of any other selling stockholder, in which event any or all of the registrable securities may be excluded from such registration.

Registration on Form S-3

If we are eligible to file a registration statement on Form S-3, the holders of our registrable securities have the right to demand that we file a registration statement on Form S-3 or a similar short-form registration statement provided that the aggregate amount of securities to be sold under the registration statement is at least $500,000 and we have not already effected two registrations on Form S-3 within the preceding 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights will terminate five years after the listing of our common stock on the NASDAQ Stock Market in connection with this offering.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws to be in Effect upon the Closing of this Offering

Our certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of 66-2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our bylaws will also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66-2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making offers to acquire our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation to be in effect upon the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by and of our directors, officers or employees to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied for listing of our common stock on the NASDAQ Global Market under the trading symbol “REDX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock, and although we expect that our common stock will be approved for listing on the NASDAQ Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Based on our shares outstanding as of September 30, 2014, upon the closing of this offering,             shares of our common stock will be outstanding, or             shares of common stock if the underwriters exercise their over-allotment option in full.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                 outstanding shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rules 144 and 701 promulgated under the Securities Act.

As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, the restricted securities will be available for sale in the public market as follows:

•	shares will be eligible for immediate sale upon the closing of this offering; and

•	approximately shares will be eligible for sale upon expiration of lock-up agreements and market standoff provisions described below, beginning 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of shares outstanding as of September 30, 2014; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of September 30, 2014, 4,737,703 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As of September 30, 2014 options to purchase an aggregate 49,235,586 shares of our common stock were outstanding. As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans. See “Executive and Director Compensation—Equity Incentive Plans” for a description of our equity incentive plans. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, our directors and officers, and substantially all of the holders of equity securities outstanding immediately prior to this offering have agreed, subject to certain exceptions, not to offer, sell, or transfer any common stock or securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of RBC Capital Markets on behalf of the underwriters.

The agreements do not contain any pre-established conditions to the waiver by RBC Capital Markets on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our amended and restated investors rights agreement and our standard forms of option agreements under our equity incentive plans, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, the holders of shares of our common stock, or their transferees, will be entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge” or a “conversion transaction,” certain former citizens or permanent residents of the United States, or investors in pass-through entities. In addition, this summary does not address, except to the extent discussed below, the effects of any applicable gift or estate tax, and this summary does not address the potential application of the Medicare contribution tax, the alternative minimum tax, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-U.S. Holder will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on Our Common Stock

In general, distributions, if any, paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain. See “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock” for additional information.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable form claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files an IRS Form W-8ECI with the withholding agent, but instead generally will be subject to U.S. federal income tax on a net income basis at graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below regarding the Foreign Accounts Tax Compliance Act, or FATCA, in general, a Non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, unless, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, not more than five percent of our outstanding common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (1) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (3) above, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

U.S. Federal Estate Tax

The estate of an individual Non-U.S. Holder is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S.-situs property and therefore will be included in the taxable estate of an individual Non-U.S. Holder decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies its foreign status to the payor, which certification may generally be made on IRS Form W-8BEN, W-8BEN-E or other appropriate version of IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts Tax Compliance Act

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specially defined under applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), or, in the case of a foreign financial institution in a jurisdiction that has entered into an intergovernmental agreement with the United States, complies with the requirements of such agreement. This U.S. federal withholding tax of 30% may also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The withholding provisions described above will generally apply to payments of dividends and to payments on or after January 1, 2017, of gross proceeds from a sale or other disposition of common stock.

UNDERWRITING

Under the terms and subject to the conditions set forth in the underwriting agreement, dated             , 2015, between us and RBC Capital Markets, LLC, Canaccord Genuity Inc. and BMO Capital Markets Corp., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
RBC Capital Markets, LLC
Canaccord Genuity Inc.
BMO Capital Markets Corp.
Oppenheimer & Co. Inc.
BTIG, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, we cannot assure you as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the common stock being offered.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. After the offering, the initial public offering price and the concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $         million. We have agreed to reimburse the underwriters for certain expenses in an amount up to $            .

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied for listing of our common stock on the NASDAQ Global Market under the trading symbol “REDX.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all of our outstanding capital stock and other equity securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer to sell, contract to sell, effect any short sale, pledge, transfer, establish a “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•	otherwise dispose of, or enter into any swap, hedge or similar arrangement that transfers, in whole or in part, the economic risk of ownership of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or

•	publicly announce any intention to do any of the foregoing

for a period of 180 days after the date of this prospectus without the prior written consent of the representatives.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. The representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Residents of Canada

The securities may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, an offer to the public of any shares of common stock that are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares of common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Boston, Massachusetts. Gibson, Dunn & Crutcher LLP, New York, New York, is representing the underwriters.

EXPERTS

The financial statements of Infraredx, Inc. at December 31, 2013 and for the year ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Infraredx, Inc. as of December 31, 2012, and for the year then ended, appearing in this prospectus and registration statement have been audited by McGladrey LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTING FIRM

McGladrey LLP audited our financial statements for the year ended December 31, 2012. McGladrey LLP’s report for this period did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

On December 13, 2013, our board of directors determined not to renew McGladrey LLP’s engagement as our independent registered public accounting firm when it approved the appointment of Ernst & Young LLP as our independent registered public accounting firm commencing with work to be performed in relation to our audit for fiscal 2013.

During the year ended December 31, 2012 and the subsequent period through December 13, 2013, which McGladrey LLP served as our independent registered public accounting firm, there were no disagreements between McGladrey LLP and us on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey LLP, would have caused McGladrey LLP to make reference to such disagreements in the firm’s reports on our financial statements for such periods. In addition, no reportable events, as defined in Item 304 (a)(1)(v) of Regulation S-K, occurred during our two most recent fiscal years.

We have provided McGladrey LLP with a copy of the foregoing disclosure and have requested that McGladrey LLP furnish us with a letter addressed to the SEC stating whether or not McGladrey LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from McGladrey LLP is filed as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.infraredx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

Infraredx, Inc.

Reports of independent registered public accounting firms	F-2
Balance sheets as of December 31, 2012 and 2013 and as of September 30, 2014, actual and pro forma (unaudited)	F-4
Statements of operations and comprehensive loss for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014 (unaudited)	F-5
Statements of cash flows for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014 (unaudited)	F-6

Statements of redeemable convertible preferred stock and stockholders’ deficit for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2014, actual and pro forma (unaudited)

F-8
Notes to financial statements for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014 (unaudited)	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Infraredx, Inc.

We have audited the accompanying balance sheet of Infraredx, Inc. (the “Company”) as of December 31, 2013 and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infraredx, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 12, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Infraredx, Inc.

We have audited the accompanying balance sheet of Infraredx, Inc. (the “Company”) as of December 31, 2012, and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infraredx, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Boston, Massachusetts

November 12, 2014

Infraredx, Inc.

Balance Sheets

(in thousands, except per share amounts)

	December 31,		September 30, 2014	September 30, 2014 Pro forma
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,599	$27,058	$10,467	$10,467
Accounts receivable, net	333	629	1,444	1,444
Inventories, net	2,848	2,722	4,235	4,235
Prepaid expenses and other current assets	461	614	1,183	1,183
Deferred financing costs	301	—	276	276

Total current assets	10,542	31,023	17,605	17,605
Property and equipment, net	2,486	3,499	2,771	2,771
Restricted cash	3,135	115	515	515
Deferred financing costs	538	336	—	—
Other assets	69	200	256	256

Total assets	$16,770	$35,173	$21,147	$21,147

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$934	$220	$182	$182
Accrued expenses	3,304	4,691	5,742	5,742
Current portion of long-term debt	3,573	—	14,490	14,490
Current portion of convertible notes payable	2,894	—	—	—
Current portion of obligations under capital lease	23	24	25	25
Deferred revenue	2,619	2,871	3,247	3,247

Total current liabilities	13,347	7,806	23,686	23,686
Long-term liabilities:
Long-term debt, net of current portion	4,840	14,270	—	—
Convertible notes payable, net of current portion	5,065	16,290	18,608	—
Capital lease obligations, net of current portion	66	42	24	24
Other liabilities	113	—	6,798	—
Derivative liability	—	2,082	4,174	—
Warrant liability	19,905	27,850	24,720	—

Total liabilities	43,336	68,340	78,010	23,710
Commitments and contingencies—Note 9
Redeemable convertible preferred stock:
Series A-E redeemable convertible preferred stock, $0.01 par value; 217,065 shares in 2012 and 306,330 shares in 2013 and 2014 authorized; 144,812 shares in 2012, 185,134 shares in 2013, 201,095 shares in 2014 (unaudited) and none pro forma (unaudited) issued and outstanding (liquidation preference of $158,933 at December 31, 2013 and $168,829 at September 30, 2014 (unaudited))	128,375	153,305	153,622	—
Stockholders’ deficit:
Common stock, $0.01 par value; 380,426 shares in 2012 and 381,990 shares in 2013 and 2014 authorized; 5,026 shares in 2012, 7,103 shares in 2013, 8,084 shares in 2014 (unaudited), shares pro forma (unaudited) issued and outstanding	50	71	81
Additional paid-in capital	901	1,411	1,888
Accumulated deficit	(155,892)	(187,954)	(212,454)	(212,454)

Total stockholders’ deficit	(154,941)	(186,472)	(210,485)	(2,563)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$16,770	$35,173	$21,147	$21,147

See accompanying notes.

Infraredx, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except per share amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013		2013	2014
				(unaudited)
Revenue	$2,637		$2,682	$1,844		$3,675
Cost of revenue	5,474		6,184	3,704		5,259

Gross loss	(2,837)		(3,502)	(1,860)		(1,584)
Operating expenses:
Research and development	7,132		7,522	5,532		5,986
Selling, general and administrative	9,606		12,924	9,374		13,443

Total operating expenses	16,738		20,446	14,906		19,429

Operating loss	(19,575)		(23,948)	(16,766)		(21,013)
Other income (expenses):
Other income	123		120	91		90
Interest expense	(2,079)		(6,538)	(4,952)		(4,804)
Loss on extinguishment of debt	—		(962)	(962)		—
Derivative revaluation	—		(894)	—		(2,092)
Warrant revaluation	(268)		160	3,063		3,319

Total other income (expenses), net	(2,224)		(8,114)	(2,760)		(3,487)

Net loss and comprehensive loss	$(21,799)		$(32,062)	$(19,526)		$(24,500)

Net loss attributable to common stockholders	$(30,249)		$(32,062)	$(19,526)		$(24,500)

Net loss per share attributable to common stockholders—basic and diluted	$(6.21)		$(5.13)	$(3.24)		$(3.18)

Weighted-average shares of common stock—basic and diluted	4,874		6,250	6,020		7,704

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$			$

Weighted-average shares of common stock—pro forma basic and diluted

See accompanying notes.

Infraredx, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Operating activities
Net loss	$(21,799)	$(32,062)	$(19,526)	$(24,500)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	934	1,935	1,115	1,397
Stock-based compensation expense	207	375	246	424
Derivative revaluation	—	894	—	2,092
Warrant revaluation	268	(160)	(3,063)	(3,319)
Non-cash interest expense	1,339	4,638	3,809	3,104
Loss on extinguishment of debt	—	962	962	—
Changes in operating assets and liabilities:
Accounts receivable	(89)	(295)	(351)	(819)
Inventories	(1,238)	(2,628)	(2,126)	(1,845)
Prepaid expenses and other assets	(190)	(400)	(326)	(620)
Accounts payable	(172)	(714)	(601)	(38)
Accrued expenses and other	(454)	1,262	550	1,051
Deferred revenue	2,435	252	271	395

Net cash used in operating activities	(18,759)	(25,940)	(19,040)	(22,678)
Investing activities
Purchases of property and equipment	(306)	(195)	(118)	(356)

Net cash used in investing activities	(306)	(195)	(118)	(356)
Financing activities
Net proceeds from issuance of long-term debt and warrants	5,200	8,174	8,174	—
Net proceeds from issuance of convertible notes payable and warrants	13,343	16,441	16,441	6,798
Principal payments on long-term debt	(606)	(2,318)	(2,318)	—
Principal payment on convertible notes payable		(3,884)	(3,884)
Principal payments on obligations under capital lease	(26)	(23)	(17)	(18)
Proceeds from issuance of Series E redeemable convertible preferred stock	—	24,930	24,973	—
Release (payment) on restricted cash for collateral on long-term debt	(3,084)	3,135	3,020	(400)
Proceeds from exercise of warrants to purchase common stock	—	98	98	—
Proceeds from exercise of stock options to purchase common stock	14	58	27	63
Payment of financing costs related to issuance of convertible notes	(105)	(17)	(17)	—

Net cash provided by (used in) financing activities	14,736	46,594	46,497	6,443

Net increase (decrease) in cash and cash equivalents	(4,329)	20,459	27,339	(16,591)
Cash and cash equivalents at beginning of period	10,928	6,599	6,599	27,058

Cash and cash equivalents at end of period	$6,599	$27,058	$33,938	$10,467

See accompanying notes.

Infraredx, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Non-cash investing and financing activities:
Transfer of inventory to medical diagnostic equipment	$1,780	$2,947	$2,219	$541

Issuance of Series E redeemable convertible preferred stock and warrants to purchase Series E redeemable convertible preferred stock in exchange for accrued interest due	$—	$—	$—	$508

Extinguishment of Series E redeemable convertible preferred stock	$8,450	$—	$—	$—

Supplemental Cash Flow Disclosures:
Interest paid	$544	$763	$486	$1,904

See accompanying notes.

Infraredx, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Series A-E Redeemable Convertible Preferred Stock		Common Stock			Additional Paid-In Capital			Total Stockholders’ Deficit
								Accumulated Deficit
	Shares	Value	Shares	$0.01 Par Value
Balance at December 31, 2011	144,812	$128,633	4,816		$48		$9,132	$(134,093)		$(124,913)
Exercise of common stock options	—	—	210		2		12	—		14
Stock-based compensation expense	—	—	—		—		207	—		207
Extinguishment of preferred stock and warrants	—	(258)	—		—		(8,450)	—		(8,450)
Net loss	—	—	—		—		—	(21,799)		(21,799)

Balance at December 31, 2012	144,812	128,375	5,026		50		901	(155,892)		(154,941)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $70	40,322	24,930	—		—		—	—		—
Exercise of common stock options	—	—	615		6		52	—		58
Exercise of warrants to purchase common stock	—	—	1,462		15		83	—		98
Stock-based compensation expense related to stock option plan	—	—	—		—		375	—		375
Net loss	—	—	—		—		—	(32,062)		(32,062)

Balance at December 31, 2013	185,134	153,305	7,103		71		1,411	(187,954)		(186,472)
Issuance of Series E redeemable convertible preferred stock for accrued interest (unaudited)	720	317	—		—		—	—		—
Issuance of Series E redeemable convertible preferred stock (unaudited)	15,241	—	—		—		—	—		—
Stock-based compensation (unaudited)	—	—	—		—		424	—		424
Exercise of common stock options (unaudited)	—	—	981		10		53	—		63
Net loss (unaudited)	—	—	—		—		—	(24,500)		(24,500)

Balance at September 30, 2014 (unaudited)	201,095	153,622	8,084		81		1,888	(212,454)		(210,485)
Conversion of redeemable convertible preferred stock upon IPO (unaudited)	(201,095)	(153,622)	212,169		2,122		151,500	—		153,622
Conversion of convertible notes payable upon IPO (unaudited)	—	—						—
Exercise of preferred stock warrants to common stock (unaudited)	—	—						—
Extinguishment of derivative liability (unaudited)	—	—						—

Balance at September 30, 2014 pro forma (unaudited)	—	$—		$		$		$(212,454)	$

See accompanying notes.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

1. The Company and Liquidity

The Company

Infraredx, Inc. (the “Company”) is a cardiovascular imaging company advancing the diagnosis and treatment of coronary artery disease, the world’s leading cause of death according to the World Health Organization. In 2012, the Company completed a 13-year development effort and began commercializing a U.S. Food and Drug Administration, or FDA, cleared optical catheter that utilizes near-infrared spectroscopy (“NIRS”) to determine if a patient has cholesterol-rich, lipid core coronary plaques (“LCP”). The Company’s optical catheter also includes an intravascular ultrasound (“IVUS”) that shows the structure of the plaque, while NIRS provides information on the lipid content of the plaque, including the presence or absence of a LCP in an individual patient. LCPs are known to complicate stenting procedures, and are suspected to be the vulnerable plaques that cause most heart attacks. The Company’s dual-modality NIRS-IVUS True Vessel Characterization Imaging System (the “TVC System”) is designed to provide physicians with information that has the potential to improve patient clinical outcomes through more tailored treatments.

Liquidity

The Company has raised approximately $194.2 million and $201.0 million from its inception through December 31, 2013 and September 30, 2014, respectively, from the issuance of preferred stock, debt and convertible notes through several private equity financings as well as borrowings from third-party lenders.

The Company incurred net losses of approximately $21.8 million in 2012 and $32.1 million in 2013 and approximately $19.5 million and $24.5 million for the nine months ended September 30, 2013 and 2014, respectively.

The Company has the following measures of liquidity at December 31, 2013 and September 30, 2014:

	December 31, 2013	September 30, 2014
		(unaudited)
Cash and cash equivalents	$27,058	$10,467
Working capital (deficit)	23,217	(6,081)
Senior notes	14,270	14,490
Convertible notes	16,290	18,608
Other long-term liabilities	—	6,798

The Company’s senior notes were due in monthly payments of $625 thousand from April 1, 2015 through March 2017 and the convertible notes are due in March 2017. The Company was not in compliance with its financial covenants under its $20.0 million senior notes commencing in January 2014, however, the Company obtained a waiver of its non-compliance through December 15, 2014. Additionally, in connection with the Company’s refinancing of its senior notes in November 2014 discussed below, the senior lender included certain additional restrictive covenants under the borrowing arrangement.

The Company had a working capital deficit at September 30, 2014 due primarily to the classification of its senior notes included in current liabilities due to uncertainty as to its ability to meets its covenant compliance during 2015. Subsequent to September 30, 2014, the Company completed additional debt financings which provided incremental proceeds of $26.0 million, and which are more fully discussed in Note 20.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The Company believes these additional financings will allow the Company to meet its working capital obligations through March 2015 assuming no instances of non-compliance under its borrowing arrangements.

Management’s plans include the completion of an initial public offering (“IPO”), at which time its aggregate $41.0 million of convertible notes payable, including the $15.0 million issued in November 2014, and 201,095 outstanding shares of redeemable convertible preferred stock will convert into permanent equity. In the event the Company does not complete the IPO, the Company will need to seek alternative forms of debt and equity financing, which may not be available to the Company or on terms acceptable to the Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for depreciation and amortization, valuation of inventory, revenue recognition, valuation of redeemable convertible preferred stock warrants and stock-based compensation, impairment considerations, if any, regarding long-lived assets and estimating certain accrued expenses, including accrued warranty obligations. Actual results could differ from those estimates.

Unaudited Pro Forma Information

Upon the anticipated completion of the IPO, (1) the redeemable convertible preferred stock will automatically convert into common stock, (2) the convertible notes payable will automatically convert into common stock and (3) the warrants to purchase redeemable convertible preferred stock will be net exercised for shares of common stock.

The unaudited pro forma balance sheet and the statement of redeemable convertible preferred stock and stockholders’ deficit as of September 30, 2014 have been prepared to give effect to:

•	the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 212,169 shares of common stock;

•	the conversion of $26.0 million of convertible notes payable and $6.8 million of other long-term liabilities outstanding into common stock; and

•	the net exercise of warrants to purchase redeemable convertible preferred stock for 61,469 shares of common stock.

Unaudited pro forma basic and diluted net loss per share allocable to common stockholders for the year ended December 31, 2013 and the nine months ended September 30, 2014 has been prepared to give effect to these adjustments as though the IPO had occurred as of the beginning of the period, or the date of issuance, if later.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2014, the statements of operations and comprehensive loss, cash flows for the nine months ended September 30, 2013 and 2014, and the statements of changes in redeemable

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2014 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2014 and the results of its operations and its cash flows for the nine months ended September 30, 2013 and 2014. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2013 and 2014 are also unaudited. The results for the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, any other interim periods, or any future year or period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents primarily consist of investments in money market funds.

Restricted Cash

The Company has restricted cash in the amount of $3.1 million and $115 thousand at December 31, 2012 and 2013, respectively. Restricted cash amounted to $515 thousand at September 30, 2014. The Company placed approximately $3.1 million as restricted cash for collateral in connection with its senior borrowing arrangement in 2012, which was released in 2013. Restricted cash also includes amounts related to the Company’s office lease as well as its corporate credit card program.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of the outstanding accounts receivable at each balance sheet date. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after significant collection efforts have been made and potential for recovery is considered remote.

A roll-forward of the allowance for doubtful accounts is as follows:

(in thousands)
Balance at December 31, 2012	$—
Provision for doubtful accounts	31

Balance at December 31, 2013	31
Provision for doubtful accounts (unaudited)	—
Write-offs (unaudited)	(31)

Balance at September 30, 2014 (unaudited)	$—

There was no allowance for doubtful account activity during 2012.

Concentrations of Credit Risk and Significant Customers

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. At December 31, 2013, the Company’s cash and cash equivalents were deposited in accounts with

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

two financial institutions. The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, with large financial institutions and accordingly, the Company believes such funds are subject to minimal credit risk.

The following table summarizes the customers that individually comprised greater than 10% of accounts receivable and their respective percentage of total accounts receivable:

	Percentage of Total Accounts Receivable
Period	A	B	C	D	E	F	G*
December 31, 2012	—	11%	21%	17%	11%	—	—
December 31, 2013	24%	12%	—	—	—	—	—
September 30, 2014 (unaudited)	—	—	—	—	—	11%	20%

*	Represents the aggregation of multiple customers whose ability to pay is dependent on funding by the U.S. government.

The following table summarizes the customers that individually comprised greater than 10% of revenues and their respective percentage of total revenues:

	Percentage of Total Revenues
Period	C	D	G*	H
2012	—	12%	12%	18%
2013	10%	—	18%	—
Nine months ended September 30, 2014 (unaudited)	—	—	29%	—

*	Represents the aggregation of multiple customers whose ability to pay is dependent on funding by the U.S. government.

Revenues from each customers A, B, E, and F were individually less than 10% in 2012, 2013 and for the nine months ended September 30, 2014.

Fair Value of Financial Instruments and Related Measurements

The Company measures both financial and nonfinancial instruments in accordance with Financial Accounting Standards Board, or FASB, ASC Topic 820, Fair Value Measurements and Disclosures. The standard created a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations approximates fair value given their short maturity.

The Company had money market accounts in the amount of $6.6 million, $5.4 million and $59 thousand at December 31, 2012 and 2013 and September 30, 2014, respectively.

Additionally, the Company has warrants for the purchase of Series E redeemable convertible preferred stock as well as an embedded feature in its convertible notes, which are accounted for as derivatives and whose changes in market value are accounted for in the accompanying statement of operations.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The fair value of senior notes and convertible notes approximate their carrying values.

Inventory

Inventory is valued at the lower of cost or market (net realizable value), determined under the first-in, first-out method. Inventory is recorded at cost, including material, labor and overhead costs.

Given the early stage of commercialization of the Company’s products, the Company routinely monitors the recoverability of its inventory and records lower of cost or market reserves, or reserves for excess and obsolete inventory, as required.

The Company’s revenues have not been sufficient to cover its fixed manufacturing costs, which includes depreciation of consoles placed with customers, and therefore, has resulted in negative gross margins.

Property and Equipment

Property and equipment are recorded at original cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives of long-lived assets are periodically reviewed for reasonableness. Changes in useful lives are accounted for prospectively. Significant improvements which substantially extend the useful lives of assets are capitalized. Repairs and maintenance costs are charged to expense when incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Medical diagnostic equipment consists primarily of certain Company-owned consoles that are located at customer premises for either evaluation or revenue-generating purposes. The Company retains the ownership of the equipment and has the right to remove the equipment if it is not being utilized according to expectations. Medical diagnostic equipment is recorded at cost to acquire or manufacture the equipment and depreciated through cost of sales over its estimated useful life. In the event the equipment is sold, the remaining net book value is recorded as cost of sales at the time of sale. Depreciation expense related to medical diagnostic equipment was $0.7 million, $1.6 million, $1.2 million and $1.2 million for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, respectively.

Assets held under capital leases are recorded at the net present value of the minimum lease payments of the leased asset at the inception of the lease. Depreciation expense is computed using the straight-line method over the shorter of the estimated useful life of the asset or the period of the lease and is recorded in selling, general and administrative expenses, research and development or cost of goods sold depending on the nature of the capital expenditure.

Depreciation is provided over the following assets lives (in years):

Asset	Years
Medical diagnostic equipment	3
Laboratory equipment	3-7
Manufacturing equipment	3-5
Computer equipment	3
Office equipment	3-7
Purchased software	3
Leasehold improvements	Shorter of useful life or lease

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. When impairment indicators are present, the Company will compare the future undiscounted cash flows of the underlying assets to the carrying value of the long-lived asset group. Since the Company’s long-lived assets do not have identifiable cash flows that are independent of the cash flows of other assets and liabilities, the Company determined that the asset group to be tested includes all of the Company’s assets and liabilities, subject to certain exceptions, primarily the Company’s outstanding indebtedness. An impairment loss is recognized by comparing the fair value of the asset group, which is determined by discounted cash flows or internal and external appraisals, as applicable, to the carrying value of the asset group. The Company had no such impairments of long-lived assets to date.

Warrants to Purchase Redeemable Convertible Preferred Stock

The Company reviews the terms of warrants issued and classifies warrants as a long-term liability on the balance sheets if the warrant conditionally obligates the Company to redeem the underlying security. Warrants to purchase shares of redeemable convertible preferred stock meet these criteria and therefore require liability classification. The Company classifies warrants within stockholders’ deficit on the balance sheets if the warrants are considered to be indexed to the Company’s own stock, and otherwise would be recorded in stockholders’ deficit.

Liability-classified warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense) in the statements of operations and comprehensive loss. The Company estimates the fair value of these warrants at issuance and each balance sheet date thereafter using the Black-Scholes option-pricing model, based on the estimated market value of the underlying redeemable convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying redeemable convertible preferred stock. The fair value of the redeemable convertible preferred stock has been determined by the Board of Directors after considering a broad range of factors, including the results obtained from an independent third-party valuation, the illiquid nature of an investment in the Company’s redeemable convertible preferred stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and recent sale and offer prices of common and preferred stock in private transactions negotiated at arm’s length.

Redeemable Convertible Preferred Stock

The carrying value of redeemable convertible preferred stock is recorded at fair value upon issuance, net of issuance costs and the value allocated to warrants issued in the transaction, if any. The redeemable convertible preferred stock does not have a fixed redemption date; however, the amounts are presented as temporary equity since the holders of the redeemable convertible preferred stock have the right to cause a redemption upon a change in control of the Company. No amounts have been accreted in respect of the redeemable convertible preferred stock because the deemed liquidation event is not considered probable of occurring.

The Company reviews the rights and preferences of its preferred stock for any changes in terms, rights or preferences to determine if such change is a modification or an extinguishment. An amendment that, based on either quantitative or qualitative considerations, changes a substantive contractual term or fundamentally changes the nature of the preferred share is considered an extinguishment. The Company considers both expected economics as well as the business purpose of the amendment. If considered an extinguishment, the Company

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

removes the carrying value of the old securities and recognizes the new securities at their current fair value in accordance with the guidance in FASB ASC 470-50, Debt—Modifications and Extinguishments. An amendment that does not meet these criteria is a modification.

Derivative Liability

The Company evaluates features included in its debt and equity arrangements for potential accounting as either free-standing instruments or embedded derivatives. In connection with the issuance of its convertible notes payable, the Company and the lenders agreed that certain of the notes would automatically convert into shares of common stock upon an IPO at the IPO price and certain of the notes would automatically convert into shares of common stock upon an IPO at a discount to the IPO price. This feature meets the conditions of an embedded derivative and therefore, requires mark-to-market accounting over the term that the convertible notes payable are outstanding. See Note 12 for a description of the relevant convertible notes payable.

Revenue Recognition

Revenues are recognized when earned and the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) the price to the buyer is fixed or determinable; (3) collectability is reasonably assured; and (4) risk of loss transfers, usually when components are shipped and no longer subject to a right of return.

The Company currently sells, leases, or places its TVC Consoles, and sells single-use catheters and associated accessories. In arrangements where the Company places the TVC Console free of charge, the Company generates revenue through the sale of single-use catheters, and recognizes no revenue related to the placement of the TVC Console because there are no fixed or determinable fees associated with the TVC Console. While certain of the Company’s contracts with customers include minimum purchase commitments for single-use catheters in arrangements where they place the TVC Console free of charge, the Company does not have history of successfully enforcing these minimum purchase commitments.

Generally, customer contracts or purchase orders are used to determine the existence of an arrangement. Substantially all sales transactions are based on prices that are determinable at the time that the customer’s purchase order is accepted by the Company. In order to determine whether collection is reasonably assured, a number of factors are assessed, including past transaction history and the creditworthiness of the customer. If it is determined that collection is not reasonably assured, the recognition of revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of payment. Assuming all other criteria for revenue recognition have been met, the Company recognizes revenue for delivered items when title and risk of loss transfer upon shipment to the customer. The Company recognizes revenue from consignment arrangements based on product usage, which indicates that the sale is complete. Revenue for separately priced extended warranty contracts is recognized ratably over the contract period.

The Company’s revenue arrangements may include multiple elements or deliverables. These elements generally consist of medical diagnostic equipment (“console”) and single-use catheters and, in limited circumstances, may also include accessories, service and maintenance agreements, extended warranty agreements or upgrade rights for console units. If an arrangement includes multiple elements, the provisions of FASB ASC Topic 605-25, Arrangements with Multiple Deliverables (“ASC 605-25”) are applied. The Company allocates arrangement consideration based on the relative selling prices of the separate units of accounting contained within the arrangement. Revenue is recognized for each unit of accounting upon delivery of the item and/or completion of all obligations related to the deliverable.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The Company determines selling price using vendor specific objective evidence (“VSOE”), if it exists, otherwise third-party evidence of selling price is used. If neither VSOE nor third-party evidence of selling price exists for a unit of accounting, the Company uses the best estimated selling price (“BESP”). The Company has not been able to establish third-party evidence due to the nature of its products and the markets in which the Company competes, and, as such, the Company determines the selling price for catheters using VSOE and determines the selling price for consoles and upgrades using BESP.

The Company determines BESP for an individual element based on consideration of both market and Company-specific factors, including the selling price and profit margin for similar products, the cost to produce the deliverable and the anticipated margin on that deliverable and the characteristics of the varying markets in which the deliverable is sold.

The Company sells product to and makes payments for the participation of certain of its customers in its on-going clinical studies (“study fees”). These study fees consist of startup fees, enrollment fees, follow up fees, event driven fees, and screen failure fees. The services provided by clinical study hospital sites have a separately identifiable benefit and the Company has established a range of acceptable fair values for those services. In accordance with appropriate revenue guidance, the Company recognizes revenue on product sold on a gross basis and separately recognizes fees paid to hospital sites as research and development expenses as costs are incurred.

The Company sells its products through direct sales representatives in the United States and a combination of direct sales representatives and independent distributors in international markets. Sales of consoles are recognized when title and risk of loss transfers, which is generally FOB shipping point, however, in the case of sales to distributors, TVC Console revenue is recognized as the right of return lapses or when the distributor notifies the Company of the sale to a third-party customer. Sales of single-use catheters are also recorded upon shipment. The Company does not generally provide any explicit or other implicit right of return of its products to its customers.

The Company provides a one year warranty on its consoles and a 90 day warranty on its catheters commencing upon the transfer of title and risk of loss to the customer, which the Company accrues for at the time of the sale.

Shipping and Handling Costs

Shipping and handling costs incurred for shipping of inventory purchases and product shipments are recorded in cost of revenue as incurred.

Research and Development Expense

Research and development expense consists primarily of personnel costs for the Company’s employees working on its development team, including salaries, bonuses, stock-based compensation and other personnel costs. Also included are non-personnel costs such as clinical study costs, subcontracting, consulting and professional fees to third party development resources, allocated overhead and depreciation and amortization costs, the inventory produced before FDA approval and other costs to scale-up and launch commercial production incurred prior to a regulatory approval, usage of commercial product for research and development and clinical trial purposes.

Research and development costs are expensed as incurred. Clinical study and other development costs incurred by third parties are expensed as the contracted work is performed. The Company accrues for costs incurred as the services are being provided by monitoring the status of the study or project and the invoices received from our external service providers. The Company adjusts its accrual as actual costs become known.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with FASB ASC Topic 740, Accounting for Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enacted date. A valuation allowance is recorded to reduce the carrying amounts of deferred assets if it is more-likely-than-not that such assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. Under these provisions, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company has elected to record interest charges and penalties related to uncertain tax positions as part of its tax provision. As of December 31, 2012 and 2013 and September 30, 2014, the Company did not accrue any potential interest or penalties and did not have a liability for uncertain tax positions. The Company has provided a valuation allowance to reduce deferred tax assets to amounts that are realizable based on the uncertainty of future taxable income.

Stock-Based Compensation

The Company accounts for its stock based compensation arrangements in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees, including grants of employee, non-employee and director stock options and modifications to existing stock options, to be recognized in the Statements of Operations based on their fair values.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. In accordance with ASC 718, the Company recognizes the compensation cost of share-based awards on a straight-line basis over the vesting period of the award.

The Company estimates the fair value of stock-based payments at issuance using the Black-Scholes option-pricing model, based on the estimated market value of the underlying common stock at the valuation measurement date, the expected life of the award, the risk-free interest rates, expected dividends and expected volatility of the price of the underlying common stock. The fair value of the common stock has been determined by the Company’s board of directors after considering a broad range of factors, including the results obtained from an independent third-party valuation, the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and recent sale and offer prices of securities issued in private transactions negotiated at arm’s length.

The Company does not have a history of market prices of its common stock as it is not a public company, and as such volatility is estimated using historical volatilities for a peer group of companies that issued options with substantially similar terms. The expected life of the awards is estimated based on the simplified method, which reflects the average of the vesting tranche dates and the contractual terms. The risk-free interest rate assumption is determined by reference to U.S. Treasury zero-coupon issues with remaining maturities consistent with the expected

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

term of the options. The dividend yield assumption is based on history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated the forfeiture rate by reviewing the forfeited stock options for the previous ten years.

The following assumptions were used to estimate the fair value of stock options granted using the Black-Scholes option pricing model:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Risk-free interest rate	0.85%-1.14%	1.09%-1.73%	1.09%-1.73%	1.80%-1.94%
Expected term in years	6 years	6 years	6 years	6 years
Expected volatility	53%	53%	53%	52%
Expected dividend yield	0%	0%	0%	0%

The weighted-average grant-date fair value of stock options granted was $0.02 per share and $0.07 per share in 2012 and 2013, respectively. The weighted-average grant-date fair value of stock options granted during the nine months ended September 30, 2013 and 2014 was $0.07 per share and $0.09 per share, respectively.

Stock-based compensation expense was allocated based on the employees’ function as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Cost of revenue	$3	$6	$4	$8
Research and development	95	130	84	168
Selling, general and administrative	109	239	158	248

	$207	$375	$246	$424

As of December 31, 2013 and September 30, 2014, there was $1.0 million of unrecognized compensation expense related to unvested stock option awards that are expected to be recognized over a weighted-average period of 3.1 and 2.8 years, respectively.

Recent Accounting Pronouncements Adopted

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income (“OCI”) as part of the statements of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. This update does not change the items that must be reported in other comprehensive income, or when items of other comprehensive income must be reclassified to net income. The Company adopted ASU 2011-05 in 2013 by electing to present a single continuous statement of comprehensive income. There was no impact to the financial results as the amendments related only to changes in financial statement presentation.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09—Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes most of the existing guidance on revenue recognition in Accounting Standards Codification Topic 605, Revenue Recognition. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In applying the revenue model to contracts within its scope, an entity will need to (i) identify the contract(s) with a customer (ii) identify the performance obligations in the contract (iii) determine the transaction price (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU No. 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2016. The ASU allows for either full retrospective adoption, where the standard is applied to all of the periods presented, or modified retrospective adoption, where the standard is applied only to the most current period presented in the financial statements. The Company is currently assessing the impact of this standard to its financial statements.

Effective January 1, 2014, the Company adopted FASB ASU Update No. 2013-11—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which impacts the presentation of unrecognized tax benefits on the statement of financial position. As a result, unrecognized tax benefits are presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent the tax benefit is not available at the reporting date under the governing tax law or if the Company does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit is presented as a liability and not combined with deferred tax assets. The adoption of this standard did not impact the Company’s financial statements, as its practice was consistent with this standard prior to its effective date.

In August 2014, the FASB issued ASU 2014-15—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which expands upon principles that are currently in U.S. auditing standards by providing guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and by providing related footnote disclosure requirements. The new guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact of this update but it is not expected to have a material impact on its financial statement disclosures.

3. Inventories

The Company’s inventories consist of the following:

	December 31,		September 30,
	2012	2013	2014
	(in thousands)
			(unaudited)
Raw materials	$1,409	$1,183	$1,689
Work in progress	958	867	2,148
Finished goods	481	672	398

	$2,848	$2,722	$4,235

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

4. Property and Equipment

Property and equipment consist of the following:

	December 31,		September 30, 2014
	2012	2013
		(in thousands)
			(unaudited)
Medical diagnostic equipment	$2,880	$5,098	$4,998
Laboratory equipment	1,229	1,500	1,571
Manufacturing equipment	1,066	1,096	1,157
Computer equipment	763	780	780
Office equipment	547	608	631
Purchased software	442	442	514
Leasehold improvements	345	345	345
Construction in process	—	68	120

	7,272	9,937	10,116
Less accumulated depreciation and amortization	(4,786)	(6,438)	(7,345)

Property and equipment, net	$2,486	$3,499	$2,771

Depreciation and amortization expense, which includes amortization of capital leases, amounted to $934 thousand in 2012, $1.9 million in 2013, and $1.1 million for the nine months ended September 30, 2013 and $1.4 million for the nine months ended September 30, 2014. As of December 31, 2012 and 2013 and September 30, 2014, property and equipment under capital leases consisted of office and computer equipment with a cost basis of $122 thousand. Accumulated depreciation for these assets amounted to $37 thousand, $61 thousand and $79 thousand at December 31, 2012, 2013 and September 30, 2014, respectively.

5. Deferred Financing Costs

Deferred financing costs consisted of the following:

	December 31,		September 30, 2014
	2012	2013
		(in thousands)
			(unaudited)
Senior loans	$966	$966	$1,016
Convertible notes	132	—	—

	1,098	966	1,016
Accumulated amortization	(259)	(630)	(740)

Total	839	336	276
Less: current portion	301	—	276

Long-term portion	$538	$336	$—

Deferred financing costs are amortized using the effective interest method over the term of the related debt agreement into non-cash interest expense. The Company recorded non-cash interest expense upon amortization of these deferred financing costs of $257 thousand in 2012, $441 thousand in 2013, $374 thousand for the nine months ended September 30, 2013 and $110 thousand for the nine months ended September 30, 2014.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

6. Accrued Expenses

Accrued expenses consist of the following:

	December 31,		September 30, 2014
	2012	2013
		(in thousands)
			(unaudited)
Employee-related compensation	$786	$1,131	$1,940
Warranty	33	85	125
Clinical trials	607	743	837
Inventory and research supplies	593	297	239
Tax credit payable	677	113	28
Interest	200	1,387	1,302
Professional services	144	688	1,006
Other	264	247	265

	$3,304	$4,691	$5,742

The Company offers a one year warranty on its consoles and a 90 day warranty on its catheters commencing upon the transfer of title and risk of loss to the customer. The warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure and/or the replacement cost of the product. Accrued warranty liabilities are included in accrued expenses in the accompanying balance sheets. The change in the accrued warranty liabilities are summarized below:

(in thousands)
Balance at December 31, 2011	$277
Provision for warranty obligations	57
Settlements	(301)

Balance at December 31, 2012	33
Provision for warranty obligations	64
Settlements	(12)

Balance at December 31, 2013	85
Provision for warranty obligations (unaudited)	59
Settlements (unaudited)	(19)

Balance at September 30, 2014 (unaudited)	$125

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

7. Senior Borrowing Arrangements

The Company has the following senior borrowings outstanding:

	December 31,		September 30, 2014
	2012	2013
	(in thousands)
			(unaudited)
2013 senior loans	$—	$15,000	$15,000
2011 senior loans	8,594	—	—

Total principal obligations	8,594	15,000	15,000
Less: unamortized discount	181	730	510

Total carrying value	8,413	14,270	14,490
Less: current portion	3,573	—	14,490

Long-term portion	$4,840	$14,270	$—

$10.0 million Senior Loan Facility in 2011

In October 2011, the Company entered into a $10.0 million senior loan facility with a third-party lender. The components of the borrowings were as follows:

•	$4.0 million drawn in October 2011 at an annual interest rate of 9.5% due in monthly principal payments of $121 thousand through March 2015. In connection with this loan, the Company issued warrants to purchase 484 shares of Series E redeemable convertible preferred stock at $0.62 per share. The warrants were recorded as a discount to the proceeds of the debt and valued at $165 thousand using the Black-Scholes option-pricing model with the following assumptions: Series E redeemable convertible preferred stock of $0.57 per share, volatility of 50.0%, no expected dividend yield, 10 year term, and a risk-free interest rate of 2.20%.

•	$5.2 million drawn in July 2012 at an annual interest rate of 8.0% with monthly principal payments of $193 thousand through March 2015. The Company collateralized the loan by placing $3.1 million of cash in a restricted cash account. Additionally, a significant investor of the Company agreed to guarantee the remaining amount drawn in exchange for warrants to purchase 1,706 shares of Series E redeemable convertible preferred stock at $0.04 per share. The warrants issued to the investor were included in deferred financing costs and valued at $928 thousand using the Black-Scholes option-pricing model with the following assumptions: Series E redeemable convertible preferred stock of $0.58 per share, volatility of 54.4%, no expected dividend yield, 5 year term, and a risk-free interest rate of 1.53%.

The $10.0 million senior loan facility was collateralized by substantially all assets of the Company and included certain financial and operating covenants.

$20.0 million Senior Loan Facility in 2013

In September 2013, the Company refinanced its $10.0 million senior loan facility with a $20.0 million senior loan facility with third party lenders. The Company borrowed $15.0 million in September 2013 and used a portion of the proceeds to repay the amounts outstanding under the $10.0 million senior loan facility. The Company accounted for the refinancing as a modification of its debt and the unamortized discount and issuance costs related to the 2011 loan are amortized over the modified term of the new debt.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The borrowings of $15.0 million are due in monthly payments of $625 thousand from April 1, 2015 through March 2017 and accrue interest at 8.66% annually. In connection with the 2013 borrowings, the Company issued warrants to purchase 726 shares of Series E redeemable convertible preferred stock with an exercise price of $0.62 per share. The warrants were recorded as a discount to the proceeds of the debt and were valued at $165 thousand using the Black-Scholes option-pricing model with the following assumptions: Series E redeemable convertible preferred stock of $0.45 per share, volatility of 44.27%, no expected dividend yield, five-year term, and a risk-free interest rate of 2.75%.

The availability of remaining borrowings of $5.0 million under the $20.0 million senior loan facility was subject to the completion of certain milestones by the Company, which were not achieved.

The $20.0 million senior loan facility is collateralized by substantially all assets of the Company and includes certain operating and financial covenants, which primarily included a minimum unrestricted cash balance, with which the Company was not in compliance during 2014. The Company has obtained a waiver of its non-compliance and therefore, has presented its borrowings as long-term at December 31, 2013.

Contractual maturities of the senior loan facility as of December 31, 2013 and September 30, 2014 are as follows:

(in thousands)
2014	$—
2015	5,625
2016	7,500
2017	1,875

$15,000

See Note 20 for a description of the subsequent events related to the Company’s senior loan facility, including the affirmative covenants contained therein that resulted in the Company’s borrowings thereunder being classified as current as of September 30, 2014.

8. Convertible Notes Payable

The Company has the following convertible notes payable outstanding:

	December 31,		September 30, 2014
	2012	2013
	(in thousands)
			(unaudited)
Convertible notes	$13,343	$25,900	$26,000
Less: unamortized discount	5,384	9,610	7,392

Total carrying value	7,959	16,290	18,608
Less: current portion	2,894	—	—

Long-term convertible notes, net	$5,065	$16,290	$18,608

Convertible Notes Issued in 2012

In 2012, the Company issued convertible notes to raise funds used as collateral for its senior loans, which were subordinate to such senior loans.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The Company issued a convertible note to a significant investor and a warrant to purchase 2,487 shares of its Series E redeemable convertible preferred stock, with an exercise price of $0.04 per share in exchange for proceeds of $3.1 million. The warrant was recorded as a discount to the proceeds of the debt and are amortized over the expected term of the debt. The warrant was valued at $1.3 million using the Black-Scholes option-pricing model with the following assumptions: Series E redeemable convertible preferred stock of $0.58 per share, volatility of 54.41%, no expected dividend yield, 5 year term, and a risk-free interest rate of 0.65%. The convertible notes were originally due in nine quarterly payments from April 2013 through December 2015 and were convertible into shares of Series E Redeemable Convertible Preferred Stock at a price of $0.62 per share, subject to adjustments for stock splits or stock dividends, at the option of the holder in the event of an acquisition or asset sale of the Company or upon an event of default on the senior loans.

In 2012, the Company issued a convertible note to another significant investor in exchange for $800 thousand at an interest rate of 8.0%. In connection with the issuance of this note, the Company issued a warrant to purchase 645 shares of its Series E redeemable convertible preferred stock, with an exercise price of $0.04 per share and a five year term. The warrants were recorded as a discount to the proceeds of the debt and are amortized over the expected term of the debt. The warrants were valued at $350 using the Black-Scholes option-pricing model with the following assumptions: Series E Preferred Stock of $0.58 per share, volatility of 54.41%, no expected dividend yield, 5 year term, and a risk-free interest rate of 0.65%. All principal and interest payments were due in full on March 15, 2015 and the notes were convertible into shares of Series E redeemable convertible preferred stock at a price of $0.62 per share.

For each of the above convertible notes, the Company was required to issue additional warrants on an annual basis to the extent the notes remained outstanding. In 2013, the Company repaid these notes prior to their maturity, and no additional warrants were issued.

$26.0 million Convertible Notes Issued in 2012 and 2013

In November 2012, the Company’s board of directors and stockholders approved a $25.0 million 6.0% convertible note financing (“Convertible Note Financing”), with 40% of the Convertible Note Financing to be closed initially, and the remaining 60% to be closed at the earlier of the approval of 66 and 2/3% of the Convertible Note Financing note holders or upon an IPO. Accrued interest is payable annually and, unless converted prior to maturity, the principal balance is payable in three years from issuance. The notes are secured by all of the assets of the Company, except intellectual property, and are subordinate to the senior loans.

During November and December 2012, the Company issued convertible notes and warrants to purchase 10,070 shares of Series E redeemable convertible preferred stock at $0.04 per share in exchange for proceeds of $9.5 million. The warrants were recorded as a discount to the proceeds of the debt and are amortized over the term of the debt. The warrants were valued at $4.7 million using the Black-Scholes option-pricing model with the following weighted-average assumptions: Series E redeemable convertible preferred stock of $0.50 per share, volatility of 55%, no expected dividend yield, 5 year term with a risk-free interest rate of 1.36%.

Additionally, in January and February 2013, the Company issued convertible notes and warrants to purchase 575 shares of Series E redeemable convertible preferred stock at $0.04 per share in exchange for proceeds of $541 thousand. The warrants were recorded as a discount to the proceeds of the debt and are amortized over the term of the debt. The warrants were valued at $272 thousand using the Black-Scholes option-pricing model with the following weighted-average assumptions: Series E Preferred Stock of $0.50-0.51 per share, volatility of 54.7%, no expected dividend yield, five year term with risk-free interest rate of 0.81%.

In April 2013, the Company approved the funding of the remaining 60% or $15.0 million of the Convertible Note Financing plus an additional $1.0 million. The Company issued convertible notes and warrants to purchase

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

17,070 shares of Series E redeemable convertible preferred stock warrants at $0.04 per share in exchange for $15.9 million from April 2013 through July 2013. The warrants were recorded as a discount to the proceeds of the debt and are amortized over the term of the debt. The warrants were valued at $7.7 million using the Black Scholes option pricing model with the following assumptions: Series E redeemable convertible preferred stock of $0.45–0.52 per share, volatility of 53.8%, no expected dividend yield, five year term with risk free interest rate of 1.03%.

In September 2013 and in connection with the refinancing of the senior loan facility discussed in Note 7, the Company and its lenders agreed to extend the maturity of the convertible notes from various dates in 2015 to March 2017. This modification of the convertible notes was accounted for as an extinguishment and resulted in a loss in the amount of $962 thousand in 2013. At that date, the debt was recorded at its fair value of $15.6 million, net of a discount of $10.3 million, which will be amortized over the term of the modified debt.

The $26 million of convertible notes are convertible into the following series of capital stock at the earlier to occur: (1) at the election of the note holder into the series of preferred stock sold in a Qualified Financing (as defined in the agreement) at the price paid by the investors of such financing, (2) automatically into common stock upon an IPO at the IPO price, or (3) at the election of the note holder into common stock upon an asset transfer or acquisition (as defined in the agreement) at $0.62 per share. The Company has accounted for certain of these conversion features as an embedded derivative, which requires mark-to-market accounting over the term the convertible notes payable are outstanding and is further discussed in Note 11.

Unless earlier converted, the convertible notes are due in the amount of $26.0 million in March 2017 (collectively, “CPN1”).

In September 2014, the Company received $6,798 of advances related to convertible notes payable that were issued in November 2014. The Company has classified these amounts in other long-term liabilities since the issuance of the convertible notes occurred prior to the issuance of the financial statements and the maturity of the convertible notes payable is in excess of one year from September 30, 2014.

See Note 20 for a description of the subsequent events related to the Company’s convertible notes payable.

9. Commitments and Contingencies

Lease Arrangements

The Company leases space in Burlington, Massachusetts, under an operating lease which expires on December 31, 2016 and includes certain rent escalations. The Company is also responsible for its utilities and a proportional share of property taxes and other operating costs. The lease is supported by a letter of credit for $50 thousand. The Company also leases computer and office equipment under non-cancelable operating and capital leases, which expire at various dates through August 2016.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

At December 31, 2013, the Company’s future minimum lease payments are indicated below:

	Operating Leases	Capital Leases
	(in thousands)
Year ending December 31:
2014	$331	$26
2015	351	26
2016	363	17

	$1,045	69

Less: amounts of interest		(3)

		66
Less: current portion		24

		$42

Rent expense amounted to $352 thousand in 2012, $331 thousand in 2013, $251 thousand for the nine months ended September 30, 2013 and $238 thousand for the nine months ended September 30, 2014.

Contingencies

The Company is subject to claims in the ordinary course of business; however, the Company is not currently a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect on its financial condition or the results of its operations.

The Company accrues for contingent liabilities to the extent that the liability is probable and estimable.

10. Income Taxes

A reconciliation of the U.S. statutory rate to the Company’s effective tax rate is as follows:

	2012	2013
Tax due at statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	(6.2)	6.3
Valuation allowance	(28.0)	(40.4)
Permanent differences	(0.5)	(1.3)
Research and development credits	0.7	2.6
Other	—	(1.2)

Total	—%	—%

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2012	2013
	(in thousands)
Net operating loss carryforwards	$40,628	$52,615
Research and developments credit carryforwards	3,631	4,449
Capitalized research and development	10,841	8,925
Depreciation and amortization	456	856
Accrued expenses and allowances	504	657
MA Life Science Credit Refund	83	43

	56,143	67,545
Valuation allowance	(55,590)	(65,193)

Deferred tax assets, net	553	2,352
Deferred tax liabilities:
Other	(553)	(2,352)

	(553)	(2,352)

Net deferred tax asset (liability)	$—	$—

At December 31, 2012 and 2013, the Company has provided a full valuation allowance for its deferred tax assets given the uncertainty regarding future taxable income. As a result, a valuation allowance of approximately $55.6 million and $65.2 million was established at December 31, 2012 and 2013, respectively. The valuation allowance increased by approximately $9.6 million during the year ended December 31, 2013, primarily due to the increase in the Company’s net operating loss carry-forwards.

At December 31, 2013, the Company had available net operating loss carry-forwards for federal and state tax purposes of approximately $141.7 million and $83.7 million, respectively. These loss carry-forwards may be utilized to offset future taxable income. The federal loss carry-forwards expire at various dates beginning 2019 through 2033. The state loss carry-forwards expire at various dates beginning 2014 through 2033.

At December 31, 2013, the Company also had federal and state research and development tax credit carry-forwards of $3.7 million and $2.0 million, respectively which expire at various dates beginning 2021 through 2033.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law reinstating the federal research and development credit for the 2012 and 2013 years. Under the accounting guidance on this topic, the effects are recognized as a component of income tax expense or benefit from continuing operations in the financial statements for the interim or annual period that includes the enactment date. The deferred benefit recorded in 2013 related to the 2012 federal research and development credit was $267 thousand, which was offset by a full valuation allowance.

The statute of limitations for assessment by the Internal Revenue Service (“IRS”) and state tax authorities is open for tax years ended December 31, 2011, 2012 and 2013, although carryforward attributes that were generated prior to tax year 2011 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. There are currently no federal or state audits in progress.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The Company applies ASC 740 which provides guidance on the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. At December 31, 2012 and 2013, the Company had unrecognized tax benefits of approximately $668 thousand related to the computation of its research and development tax credit carry-forwards included on its previous tax returns; however, since the Company has not utilized any of the credits, there is no unrecognized tax benefit recorded in its financial statements.

Under Internal Revenue Code Section 382, certain substantial changes in the Company’s ownership may result in a substantial limitation on the amount of net operating loss and tax credit carryforwards, which may be utilized in future years. The Company has not performed a detailed analysis of its prior ownership changes. It is possible that a detailed analysis of prior ownership changes or additional changes in ownership could limit the utilization of the Company’s tax attributes.

11. Warrant Liability

The following is a summary of the outstanding warrants at December 31, 2013:

Number of Shares Subject to Warrants	Class of Stock	Issued in Connection with:	Exercise Price	Expiration
11,180	Series E	2011 Series E Preferred	$0.04	February 2016
6,550	Series E	2011 Series E Preferred	$0.04	March 2016
7,990	Series E	2011 Series E Preferred	$0.04	April 2016
484	Series E	2011 Senior Loans	$0.62	October 2021
4,135	Series E	2012 Convertible Notes	$0.04	July 2017
2,252	Series E	2012 Guaranty on Senior Loans	$0.04	July 2017
8,928	Series E	2012 Convertible Notes	$0.04	November 2017
1,142	Series E	2012 Convertible Notes	$0.04	December 2017
75	Series E	2012 Convertible Notes	$0.04	January 2018
500	Series E	2012 Convertible Notes	$0.04	February 2018
7,406	Series E	2012 Convertible Notes	$0.04	April 2018
4,734	Series E	2012 Convertible Notes	$0.04	May 2018
4,253	Series E	2012 Convertible Notes	$0.04	June 2018
640	Series E	2012 Convertible Notes	$0.04	July 2018
726	Series E	2013 Senior Loans	$0.62	September 2023

60,995

The Company issued warrants to purchase 474 shares of Series E redeemable convertible preferred stock at an exercise price of $0.04 per share in April 2014, which expire in April 2019. As of September 30, 2014, warrants to purchase an aggregate of 61,469 shares of Series E redeemable convertible preferred stock were outstanding.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The preferred stock warrants are classified as liability instruments and the change in the fair value of the preferred stock warrants at each reporting date is recognized in the statements of operations. The preferred stock warrant liability is recorded at fair value using the Black-Scholes option pricing model. Certain assumptions used in calculating the Black-Scholes option pricing model were obtained from third party valuation experts. The following assumptions were used in determining the fair value of the preferred stock warrant liability valued using the Black-Scholes option pricing method:

	December 31,		September 30, 2014
	2012	2013
Risk free interest rate	0.54%-1.48%	1.02-2.89%	0.36%-2.37%
Expected dividend yield	0%	0%	0%
Volatility factor	50.0-52.0%	50.0%-52.0%	50.0%-51.0%
Expected life (years)	3.81-8.77	3.27-8.94	2.54-8.20
Fair value of Series E redeemable convertible preferred stock	$0.51	$0.50	$0.45

The table below sets forth a summary of changes in the fair value of the Company’s warrant liability (a Level 3 fair value measurement):

(in thousands)
Balance at December 31, 2011	$3,622
Issuance of warrants	7,305
Issuance and modification of warrants(1)	8,710
Loss on revaluation of warrants(2)	268

Balance at December 31, 2012	$19,905
Issuance of warrants	8,105
Gain on revaluation of warrants(2)	(160)

Balance at December 31, 2013	27,850
Issuance of warrants (unaudited)	189
Gain on revaluation of warrants (unaudited)(2)	(3,319)

Balance at September 30, 2014 (unaudited)	$24,720

(1)	The Company recorded the issuance and modification of warrants in connection with the extinguishment of Series E redeemable convertible preferred stock (Note 13).
(2)	The Company recorded (gain)/loss on revaluation of warrants in 2012, 2013 and September 30, 2014 statement of operations and comprehensive loss.

12. Derivative Liability

In connection with the issuance of CPN1, the Company and its lenders agreed that the notes would automatically convert upon an IPO at the IPO price. This feature meets the conditions of an embedded derivative and therefore, requires mark-to-market accounting over the term of the outstanding convertible notes issued in CPN1.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The derivative liability is recorded at fair value using a probability weighted cash flow model. Certain assumptions used in this model were obtained from third party valuation experts. The following assumptions were used in determining fair value:

	December 31, 2013	September 30, 2014
Probability of IPO	40.0%	65.0%
Discount rate	31.5%	31.5%
Time to IPO (years)	1.5	0.75

The table below sets forth a summary of changes in the fair value of the Company’s derivative liability (a Level 3 fair value measurement):

(in thousands)
Balance at December 31, 2012(1)	$—
Loss on revaluation of derivative(2)	2,082

Balance at December 31, 2013	2,082
Loss on revaluation of derivative (unaudited)	2,092

Balance at September 30, 2014 (unaudited)	$4,174

(1)	The Company concluded the value of the derivative was de minimis at issuance and at December 31, 2012 since the timing of an IPO was expected to coincide with the maturity of the debt.

(2)	The Company included $1.2 million of loss on revaluation in the loss on extinguishment associated with the modification of the convertible notes which occurred in September 2013. The remaining amount of $894 thousand is included in revaluation of derivative in the 2013 statements of operations and comprehensive loss.

13. Redeemable Convertible Preferred Stock

The Company has authorized and issued Series A through E redeemable convertible preferred stock, which has been classified as temporary equity. The Company has raised $153.3 million and $153.6 million of proceeds from the issuance of Series A through E redeemable convertible preferred stock from its inception through December 31, 2013 and September 30, 2014, respectively.

In February, March and April 2011, the Company issued 38,969 shares of Series E Preferred Stock at $0.62 per share for an aggregate purchase price of $24.2 million. In conjunction with the issuance of the Series E redeemable convertible preferred stock, the Company issued 11,691 warrants to purchase Series E redeemable convertible preferred stock with an exercise price of $0.62 per share.

In July 2013, the Company agreed to a financing with Nipro Corporation (“Nipro”), its Japanese distributor, for a specified percentage of the Company’s existing equity in exchange for proceeds of $25.0 million. The Company issued 40,323 shares of Series E redeemable convertible preferred stock in July 2013 in connection with this financing. In 2014, the Company determined that Nipro was entitled to an additional 15,241 shares of Series E Preferred Stock based on the percentage of equity agreed to by the parties in such financing and issued those additional shares in April 2014.

In January 2014, the Company issued 720 shares of Series E redeemable convertible preferred stock as well as warrants to purchase 475 shares of Series E Preferred Stock at $0.62 per share as consideration for accrued interest of $432 thousand related to CPN1 due at December 31, 2013.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The Series A, Series A-1, Series B, Series B-1, Series C, Series C-1, Series D, Series D-1 and Series E redeemable convertible preferred stock, which are referred to as “Series A Preferred Stock,” “Series A-1 Preferred Stock,” “Series B Preferred Stock,” “Series B-1 Preferred Stock,” “Series C Preferred Stock,” “Series C-1 Preferred Stock,” “Series D Preferred Stock,” “Series D-1 Preferred Stock” and “Series E Preferred Stock,” respectively, and collectively as the “Preferred Stock”) have the following characteristics:

	December 31,		September 30, 2014
	2012	2013
	(in thousands)
			(unaudited)
Series A Preferred Stock; 6,982 shares authorized, issued and outstanding (liquidation preference of $8.4 million)	$8,045	$8,045	$8,045
Series A-1 Preferred Stock; 2,984 shares authorized, issued and outstanding (liquidation preference of $9.8 million)	10,284	10,284	10,284
Series B Preferred Stock; 7,026 shares authorized, issued and outstanding (liquidation preference of $8.4 million)	8,367	8,367	8,367
Series B-1 Preferred Stock; 18,595 shares authorized, issued and outstanding (liquidation preference of $22.3 million)	22,276	22,276	22,276
Series C Preferred Stock; 14,218 shares authorized, issued and outstanding (liquidation preference of $17.1 million)	16,853	16,853	16,853
Series C-1 Preferred Stock; 12,464 shares authorized, issued and outstanding (liquidation preference of $22.4 million)	22,223	22,223	22,223
Series D Preferred Stock; 13,322 shares authorized; 13,025 shares issued and outstanding (liquidation preference of $8.1 million)	7,584	7,584	7,584
Series D-1 Preferred Stock; 30,550 shares authorized, issued and outstanding (liquidation preference of $13.3 million)	13,259	13,259	13,259
Series E Preferred Stock; 110,924 shares in 2012 , 200,189 shares in 2013 and 2014 shares authorized; 38,969 shares in 2012, 79,291 shares in 2013 and 95,252 shares in 2014 (unaudited) issued and outstanding (liquidation preference of $49.1 million at December 31, 2013 and $59.1 million at September 30, 2014 (unaudited)	19,484	44,414	44,731

Total Preferred Stock	$128,375	$153,305	$153,622

Voting Rights

The holders of each series of the Preferred Stock have voting rights equivalent to the number of shares of common stock into which their shares are convertible at the time of such vote.

Stockholders of aforementioned preferred classes have voting rights regarding any matters that affect voting powers, preferences or privileges of that class. Series E, Series D-1, Series D, Series C-1, Series C, Series B-1 and Series B Preferred Stock are entitled to separate voting rights on certain other matters submitted to stockholders for a vote.

In connection with the Series E Preferred Stock financing, stockholders entered into an agreement whereby such stockholders agreed to vote their shares of the Company’s capital stock in favor of certain individuals designated for election to the Board and in favor of certain asset transfers and acquisitions approved by the holders of at

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

least 70% of the Company’s outstanding shares of capital stock (assuming the conversion and exercise of all outstanding convertible or exercisable securities).

Dividend Rights

The holders of Preferred Stock are entitled to cumulative dividends at the rate of 8.0% per annum of the original issue price, subject to certain adjustments and are payable when, and if, declared by the board of directors. Payments of dividends to holders of the Series E Preferred Stock are in preference to the payment of any dividends to holders of any other series of Preferred Stock and common stock. Payments of dividends to holders of Series D and D-1 Preferred Stock are in preference to the payment of any dividends to holders of the remaining series of Preferred Stock and common stock. Payments of dividends to the holders of the other series of Preferred Stock are in preference to the payments of any dividends to holders of common stock. The Company has not accreted any dividends since dividends are only payable when, and if, declared by the Company’s board of directors.

Liquidation Preferences

Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any common stock, each holder of Preferred Stock shall be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, an amount equal to $1.20 for each share of Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock; $3.29 for each share of Series A-1 Preferred Stock; $1.80 for each share of Series C-1 Preferred Stock; $0.62 for each share of Series D Preferred Stock; $0.434 for each share of Series D-1 Preferred Stock, and $0.62 for each share of Series E Preferred Stock, plus all declared and unpaid dividends for the respective series of Preferred Stock.

Series E Preferred Stock has a liquidation preference senior to the other series of Preferred Stock or common stock. Series D and D-1 Preferred Stock have a liquidation preference senior to the remaining series of Preferred Stock and common stock. If the assets of the Company are insufficient to make payment in full to all holders of Preferred Stock, then the assets shall be distributed among the holders of the then outstanding Preferred Stock, ratably in proportion to the full amount to which they would otherwise be respectively entitled, with assets being distributed to holders of Series E Preferred Stock prior to the holders of the all other series of Preferred Stock, and then distributed to the holders of the Series D and D-1 Preferred Stock prior to the ratable allocation to all other Preferred Stock holders.

On November 27, 2012, the Company reduced the liquidation preference for its Series E Preferred Stock from $1.24 per share to $0.62 per share in order to stimulate additional financing. In exchange:

•	Holders of Series E Preferred Stock received a reduction in the exercise price from $0.62 per share to $0.04 per share of each of their existing warrants to purchase 11,691 shares of Series E Preferred Stock.

•	Holders of Series E Preferred Stock also received warrants to purchase an additional 14,029 shares of Series E Preferred Stock at an exercise price of $0.04 per share.

•	Three holders of Series E Preferred Stock, who held warrants to purchase Series E Preferred Stock issued in July 2012 at $0.04 per share, received warrants to purchase 1,548 shares of Series E Preferred Stock at an exercise price of $0.04 per share.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The Company has concluded the modification of the Series E Preferred Stock was subject to extinguishment accounting. As a result, the carrying value of the outstanding shares of Series E Preferred stock and modified warrants were removed from the Company’s balance sheet, the newly issued Series E Preferred Stock and warrants were recorded at their fair values and the resulting difference between these two values, $8.5 million, was recognized as a non-cash dividend to the Series E Preferred Stock holders, which was recorded as a reduction of additional paid-in capital.

Conversion Rights

Each share of Preferred Stock, with exception of Series D, Series D-1, and Series C-1 Preferred Stock, may be converted into one share of common stock at any time at the option of the holder, subject to adjustment for certain events such as stock splits, combinations, stock dividends, distributions, reorganizations, mergers or consolidations.

Series C-1 Preferred Stock was initially convertible on one-to-one basis into common stock. In 2009, the Company amended conversion rights for Series C-1 Preferred Stock by changing the conversion ratio to 1:1.5 ratio calculated by dividing the original purchase price of $1.80 by the amended conversion price of $1.20, subject to the same adjustments as other preferred stock.

As a result of the Company not consummating a qualified public offering or a liquidation event on or before April 6, 2012, the conversion price of Series D and Series D-1 Preferred Stock were automatically reduced by 10% to $0.558 and $0.3906, respectively. Based on the commitment date fair value of common stock this reduction did not result in a beneficial conversion feature.

With the approval of a majority of the holders of at least 66- 2⁄3% of outstanding shares of Preferred Stock voting together as a single class on an as-converted basis, or upon the closing of an IPO in which the share price is at least $1.20, and the gross cash proceeds to the Company are at least $20.0 million, all outstanding shares of Preferred Stock will automatically convert into shares of common stock based on the then-effective conversion price for the respective series.

Anti-dilution Rights

The holders of Series E, Series D-1, Series D, Series C-1, Series C, Series B-1 and Series B Preferred Stock are entitled to full-ratchet anti-dilution protection, and the holders of Series A and Series A-1 Preferred Stock are entitled to weighted-average anti-dilution protection, with standard exceptions. The holders of a requisite percentage of all series of preferred stock approved a waiver of each series’ respective anti-dilution rights as related to the Series E Preferred Stock financing.

Right of First Refusal and Co-Sale

In connection with the Series E Preferred Stock financing, investors who hold at least 100 shares (“Major Investor”) of the Company’s capital stock, are subject to a right of first refusal and right of co-sale. The right of first refusal gives the Company, under certain circumstances, an option to purchase some or all of the shares that a Major Investor intends to sell. If the Company does not exercise its right of first refusal, certain other shareholders that are parties to the agreement have the right to purchase some or all of the shares that the Major Investor intends to sell. The right of co-sale allows certain stockholders that are party to the agreement to participate in the sale of shares, on a pro-rata basis.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Information and Registration Rights

In connection with the Series E Preferred Stock financing, Major Investors who hold at least 100 shares of the Company’s common stock issued and issuable upon conversion of the shares of Preferred Stock obtained information rights with respect to such shares of common stock issued and issuable upon conversion of the shares of Preferred Stock. This agreement also allows for certain registration rights, including demand and piggyback registration rights within a specified time period following an initial public offering.

14. Stockholders’ Deficit

Common Stock

The holders of the Company’s common stock are entitled to one vote for each share held. Common stockholders are entitled to receive dividends, as may be declared by the Board, subject to the preferential dividend rights of the holders of Preferred Stock.

Restricted Stock

There were 5 non-vested shares of common stock that vested in 2012 at $0.13 per share.

Common Warrants

Warrants to purchase 1,462 shares of common stock, which were issued in 2009, were exercised in 2013 for proceeds of $98 thousand. Additionally, warrants to purchase 81 shares of common stock expired unexercised in 2013. As a result, there are no warrants to purchase common stock outstanding at December 31, 2013.

Stock Option Plan

In 1999, the Company adopted the InfraReDx, Inc. 1999 Stock Option and Incentive Plan (the “Plan”), subsequently amended and restated, under which a maximum number of 56,500 shares of the Company’s authorized and available common stock may be issued or transferred to employees, directors and consultants, of which 2,527 shares remain available for issuance at September 30, 2014. The Plan provides for grants of incentive stock options, non-statutory stock options, and rights to purchase shares of restricted stock to eligible recipients. Incentive stock options may only be granted to employees. The Company’s board of directors determines the period over which options become exercisable; however, except in the case of options granted to officers, directors and consultants, options generally become exercisable over four years, with 25 percent vesting after the first year of service, and the remainder vesting ratably over the remaining three years from the vesting start date. If an individual owns stock representing more than 10 percent of the outstanding shares, the price of each share shall be at least 110 percent of fair market value, as determined by the Company’s board of directors. Options granted under the Plan generally expire in ten years.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Activity under the Plan was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2013	27,472	$0.07	7.3	$317
Granted	20,534	0.04
Exercised	(615)	0.09		18
Cancelled	(1,217)	0.08

Outstanding at December 31, 2013	46,174	$0.06	7.7	4,383
Granted (unaudited)	5,189	0.17
Exercised (unaudited)	(981)	0.06
Cancelled (unaudited)	(1,146)	0.07		85

Outstanding at September 30, 2014 (unaudited)	49,236	$0.07	7.3	2,860

Exercisable at December 31, 2013	21,449	$0.07	6.3	1,682

Vested and expected to vest at December 31, 2013	40,001	$0.06	7.5	3,710

Exercisable at September 30, 2014 (unaudited)	28,459	$0.06	6.3	3,365

Vested and expected to vest at September 30, 2014 (unaudited)	43,323	$0.07	7.1	4,973

Shares Reserved For Issuance

At December 31, 2013, the Company had reserved for issuance the following shares of common stock:

Common stock options	52,742
Series E Preferred Stock warrants	61,031
Convertible debt	41,935
Preferred Stock	196,208

351,916

15. Net Loss Per Share

Historical Net Loss per Share

Basic net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the sum of the weighted average number of shares of common stock outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock, including the assumed exercise of stock options. The Company applied the two-class method to calculate its basic and diluted net loss per share available to common stockholders, as its Preferred Stock and common stock are participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

stockholders. However, the two-class method does not impact the net loss per share of common stock as the Company was in a net loss position for each of the periods presented and preferred stockholders do not participate in losses.

The calculations used to compute basic and diluted net loss per share are as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Numerator:
Net loss	$(21,799)	$(32,062)	$(19,526)	$(24,500)
Non-cash dividend to Series E Preferred Stock holders	(8,450)	—	—	—

Net loss attributable to common stockholders	$(30,249)	$(32,062)	$(19,526)	$(24,500)

Denominator:
Weighted average shares of common stock outstanding—basic and diluted	4,874	6,250	6,020	7,704

Net loss per share applicable to common stockholders—basic and diluted	$(6.21)	$(5.13)	$(3.24)	$(3.18)

The Company’s potential dilutive securities, which include stock options, Preferred Stock, convertible notes payable and warrants to purchase Preferred Stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share are the same. The following common stock equivalents were excluded from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
			(unaudited)
Options to purchase shares of common stock	40,737	52,742	53,062	51,762
Preferred Stock warrants	5,707	54,199	51,981	60,101
Preferred Stock (as converted)	155,885	175,218	168,135	205,621

	202,329	282,159	273,178	317,484

The table above does not reflect the Company’s outstanding convertible promissory notes, which will automatically convert into shares of common stock upon an IPO pursuant to their terms.

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma net loss per share, basic and diluted, for the year ended December 31, 2013 and the nine month period ended September 30, 2014 has been computed to give effect to the conversion of the Preferred

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Stock to common stock, the net exercise of the warrants to purchase Preferred Stock for shares of common stock and the conversion of convertible promissory notes into shares of common stock as if such instruments had been exercised or converted at the beginning of the period or the date of issuance, if later. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders does not include the effects of (1) interest expense on outstanding convertible promissory notes, (2) loss on the extinguishment of debt, (3) loss on derivative revaluation and (4) gain (loss) on the re-measurement of the warrant liability because it assumes that the conversion of the Preferred Stock and the net exercise of the warrants to purchase Preferred Stock had occurred at the beginning of the period.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic and diluted loss per share is as follows:

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
(in thousands, except per share amounts)
Numerator:
Net loss attributable to common stockholders
Interest expense on convertible notes payable
Loss on extinguishment of debt
Loss on derivative revaluation
Gain on warrant revaluation

Pro forma net loss attributable to common stockholders

Denominator:
Weighted-average number of shares of common stock outstanding—basic
Pro forma adjustment for assumed conversion of Preferred Stock
Pro forma adjustment for assumed conversion of notes payable
Pro forma adjustment for net exercise of Preferred Stock warrants

Weighted-average number of shares of common stock—pro forma basic and diluted

Pro forma net loss per share—basic and diluted	$	$

16. 401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Company’s board of directors. The Company has not made any contributions to the Plan.

17. Related Party Transactions

The Company had an outstanding receivable balance in the amount of $50 thousand, $160 thousand and $229 thousand at December 31, 2012, 2013 and September 30, 2014, respectively, from Nipro, who holds 55,564 shares of Series E Preferred Stock of the Company and has exclusive rights to market and distribute the

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

Company’s product offerings in the Japanese market pursuant to the International Distribution Agreement dated March 30, 2012. The receivable balance is related to costs incurred to obtain approval from the Japanese Pharmaceuticals and Medical Devices Agency to sell the products in Japan for which the Company is entitled to be reimbursed by the distributor. To date, the Company has not recognized any revenue from this distributor and has $2.5 million of deferred revenue related to Nipro at December 31, 2012 and 2013 and September 30, 2014, respectively.

18. Fair Value Measurements

Authoritative guidance on fair value measurements defines fair value, establishes a consistent framework for measuring fair value, and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents information about the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2013 and September 30, 2014 (unaudited), and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

		Fair Value Measurements at December 31, 2012 Using
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (1)	$6,599	$6,599	$—	$—
Certificates of deposit (2)	115	—	115	—

Total assets	$6,714	$6,599	$115	$—

Liabilities
Warrant liability (3)	$19,905	$—	$—	$19,905

Total liabilities	$19,905	$—	$—	$19,905

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

		Fair Value Measurements at December 31, 2013 Using
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (1)	$5,448	$5,448	$—	$—
Certificates of deposit (2)	115	—	115	—

Total assets	$5,563	$5,448	$115	$—

Liabilities
Derivative liability (4)	$2,082	—	—	2,082
Warrant liability (3)	27,850	—	—	27,850

Total liabilities	$29,932	$—	$—	$29,932

		Fair Value Measurements at September 30, 2014 Using
	September 30, 2014 (Unaudited)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds (1)	$59	$59	$—	$—
Certificates of deposit (2)	515	—	515	—

Total assets	$574	$59	$515	$—

Liabilities
Derivative liability (4)	$4,174	$—	—	4,174
Warrant liability (3)	24,720	—	$—	$24,720

Total liabilities	$28,894	$—	$—	$28,894

(1)	Money market account balances consist of Sweep Account balances with one of our financial institutions and are discussed in Footnote 2.
(2)	Certificates of deposit consist of collateral accounts supporting our corporate credit card programs and our letter of credit related to our building lease.
(3)	Warrant liability is discussed in Footnote 11.
(4)	Derivative liability is discussed in Footnote 12.

There were no transfers between Level 1 and Level 2 securities during the years ended December 31, 2012 and 2013, and the nine months ended September 30, 2014.

19. Segment and Geographic Information

The Company has a single operating segment and reporting unit structure. The Company’s chief operating decision-maker is the chief executive officer who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region for purposes of allocating resources and evaluating financial performance.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

The following table sets forth the Company’s revenues by geography expressed as dollar amounts and the changes in revenues in the specified periods expressed as percentages:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Revenue:	(in thousands)
			(unaudited)
United States	$1,936	$2,147	$1,548	$2,924
International	701	535	296	751

Total Revenue	$2,637	$2,682	$1,844	$3,675

No individual country from the international markets contributed in excess of 10% of the total revenue for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014.

The following table sets forth long-lived assets by geographic area (in thousands):

	As of December 31,		September 30,
	2012	2013	2014
Long-lived assets:			(unaudited)
United States	$2,379	$3,151	$2,382
International	107	348	389

Total long-lived assets	$2,486	$3,499	$2,771

20. Subsequent Events

$15.0 Million Convertible Notes Issued in 2014

In November 2014, the Company issued $15.0 million of convertible notes payable to existing stockholders, which accrue interest at an annual interest rate of 6.0% and are due in October 2018. Of this amount, $6.8 million was received in September 2014 and is included in other long-term liabilities. If the Company completes the IPO, (1) $10.0 million of outstanding principal and accrued interest thereon will automatically convert to common stock at 85% of the IPO price and (2) $5.0 million of outstanding principal and accrued interest thereon will automatically convert into a number of shares of common stock determined by (i) dividing the aggregate principal and accrued interest under such notes by 85% of the IPO price and (ii) multiplying this quotient by 1.5 (collectively, “CPN2”).

The notes are secured by all of the assets of the Company, except intellectual property, and are subordinate to the senior loans.

In connection with the convertible notes financing, the company filed the fifteenth amended and restated certificate of incorporation on November 7, 2014 (the “Amended Charter”). The Amended Charter authorizes 55,000 shares of a new series of preferred stock called Series E-1 preferred stock and an additional 55,000 shares of the company’s common stock to cover the potential conversion of the Series E-1 preferred stock on a 1:1 basis. The Series E-1 preferred stock is generally pari passu with the company’s existing Series E preferred stock except that, (1) the Series E preferred stock has an original issue price of $0.40 per share and (2) upon a Liquidation Event (as defined in the Amended Charter), the holders of Series E-1 preferred stock will be entitled to receive an amount per share equal to 3 times the Series E-1 original issue price plus accrued and declared and unpaid dividends thereon.

Infraredx, Inc.

Notes to Financial Statements

Years Ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014

(unaudited)—shares in thousands

$30.0 Million Senior Loan Arrangements in 2014

In November 2014, the Company refinanced its existing $20.0 million senior loan arrangement with a $30.0 million senior loan facility with its third party lenders. The secured borrowings accrue interest at a floating LIBOR rate plus 9.27% per annum and principal payments are required from November 2015 (or May 2016 in the event certain criteria are achieved) through May 2018. This facility resulted in incremental proceeds of $15.0 million.

In connection with the refinancing, the Company issued warrants to the lenders for the purchase approximately 2,250 shares of Series E-1 redeemable convertible preferred stock at $0.40 per share, which expire in 2024.

As a condition to the loan arrangement, the Company deposited $3.5 million into a restricted cash account, which does not become available to the Company for any use until such time as the Company has 12 month trailing revenues of at least $30.0 million.

The loan is secured by substantially all assets of the Company and the Company is required to meet certain operating and financial covenants, including that (1) the Company maintains unrestricted cash and cash equivalents equal to or greater than six times its calculated monthly cash burn amount (as defined in the loan agreement) and (2) the Company achieves consolidated net product revenues not less than certain specified amounts, tested monthly on a trailing six-month basis. The Company’s ability to meet these covenants is dependent on its ability to complete its IPO or obtain an alternative form of financing. Given the restrictive nature of the covenants and the Company’s dependency of the IPO or alternative financing arrangement to meet its operating plans during 2015, the Company believes there is more than a reasonable possibility it may not be in compliance with its covenants during the six month period ended June 30, 2015. Accordingly, the Company has presented its borrowings as current at September 30, 2014.

Principal payments are expected to be $1.7 million in 2015, $10.0 million in 2016, $10.0 million in 2017 and $8.3 million in 2018 based on a commencement date of principal payments in November 2015. The Company may extend the initial principal due date based on the satisfaction of certain extension conditions.

THE TVC IMAGING SYSTEM™

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            Shares

COMMON STOCK

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                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Stock Market initial listing fee		*
Blue sky fees and expenses		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and bylaws provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

We have entered into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investor rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2011 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options to Purchase Common Stock

From January 1, 2011 through the date of this prospectus, we have granted under our 1999 Plan options to purchase an aggregate of             shares of our common stock to employees, consultants and directors, having exercise prices ranging from $             to $             per share. Of these, options to purchase an aggregate of          shares have been cancelled without being exercised. During the period from January 1, 2011 through the date of this prospectus, an aggregate of shares of our common stock were issued upon the exercise of stock options under the 1999 Plan, at exercise prices between $             and $             per share, for aggregate proceeds of approximately $            .

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were by an issuer not involving any public offering or under Section 4(a)(2) of the Securities Act or under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Preferred Stock and Convertible Promissory Notes and Warrants

In November 2014, we issued $15.0 million of convertible notes payable to existing stockholders, which accrue interest at an annual interest rate of 6.0% and are due in October 2018. If we complete this public offering, (1) $10.0 million of outstanding principal and accrued interest thereon will automatically convert to common stock at 85% of the initial public offering price and (2) $5.0 million of outstanding principal and accrued interest thereon will automatically convert into a number of shares of common stock determined by (i) dividing the aggregate principal and accrued interest under such notes by 85% of the initial public offering price and (ii) multiplying this quotient by 1.5.

In January 2014, we issued an aggregate of 720,419 shares of our Series E preferred stock and warrants to purchase an aggregate of 457,475 shares of our Series E preferred stock at an exercise price of $0.04 per share to 30 accredited investors.

In July 2013 and April 2014, we issued an aggregate of 40,322,581 shares of our Series E preferred stock at a purchase price of $0.62 per share, for aggregate consideration of approximately $25.0 million to one accredited investor. In April 2014, we issued Nipro Corporation an additional 15,241,139 shares of Series E preferred stock for no additional consideration in order to effect our agreement that Nipro Corporation’s investment would represent an agreed upon percentage of our outstanding equity on a fully diluted basis.

Between November 2012 and July 2013, we issued warrants to purchase an aggregate of 27,677,419 shares of our Series E preferred stock at an exercise price of $0.04 per share and convertible promissory notes in an aggregate principal amount of $26.0 million to 31 accredited investors.

In July 2012, we issued warrants to purchase an aggregate of 4,838,709 shares of our Series E preferred stock at an exercise price of $0.04 per share and convertible promissory notes in an aggregate principal amount of $3,884,000 to 3 accredited investors. In November 2012, we issued to these investors warrants to purchase an additional 1,548,387 shares of Series E preferred stock in consideration for a reduction of the Series E preferred stock liquidation preference.

In February 2011, we issued an aggregate of 38,968,681 shares of our Series E preferred stock at a purchase price of $0.62 per share and warrants to purchase an aggregate of 11,690,582 shares of our Series E preferred stock at an exercise price of $0.62 per share, for an aggregate consideration of approximately $24.1 million to 43 accredited investors. In November 2012, we reduced the exercise price of these warrants to $0.04. In November 2012, we also issued to these investors warrants to purchase an additional 14,028,698 shares of Series E preferred stock at an exercise price of $0.04 per share in consideration for a reduction of the Series E preferred stock liquidation preference.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1#	Fifteenth Amended and Restated Certificate of Incorporation of Infraredx, Inc., as amended and as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.
3.3#	By-laws of Infraredx, Inc., as currently in effect.

Exhibit Number	Description of Document
3.4†	Form of Amended and Restated Bylaws to be effective upon the closing of this offering.
4.1#	Form of common stock certificate of the Registrant.
4.2#	Ninth Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated November 12, 2014.
5.1†	Opinion of Cooley LLP.
10.1#	Northwest Park Lease by and between Registrant and The Trustees of N.W. Building 18 Trust dated August 1, 2005, as amended.
10.2 +#	Amended and Restated 1999 Stock Option and Incentive Plan and Forms of Incentive Stock Option Agreement and Non-Qualified Option Agreement thereunder.
10.3 +†	Form of 2015 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.4 +†	Intentionally omitted.
10.5 +†	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.6 +#	Offer Letter Agreement by and between Registrant and Donald Southard dated January 14, 2011.
10.7 +#	Offer Letter Agreement by and between Registrant and James Muller, M.D. dated February 20, 2007.
10.8 +#	Offer Letter Agreement by and between Registrant and Michael E. Guarasci dated November 19, 2012.
10.9 +#	Offer Letter Agreement by and between Registrant and Jason M. Bottiglieri dated August 10, 2011, as supplemented by the Addendum to Existing Employment Agreement dated March 22, 2013.
10.10 +#	Offer Letter Agreement by and between Registrant and Steven Chartier dated April 1, 2009.
10.11 +#	Offer Letter Agreement by and between Registrant and Grant Frazier dated March 3, 2010.
10.12 +#	Offer Letter Agreement by and between Registrant and Stephen Sum dated December 6, 2011.
10.13*#	International Distribution Agreement by and between Registrant and Nipro Corporation dated March 30, 2012.
10.14#	Second Amended and Restated Loan and Security Agreement by and among Registrant, General Electric Capital Corporation and certain other parties named therein dated November 12, 2014.
16.1#	Letter from McGladrey LLP to the Securities and Exchange Commission dated November 12, 2014.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	Consent of McGladrey LLP, independent registered public accounting firm.
23.3†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

#	Previously filed.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portion have been filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Burlington, Massachusetts, on the 14th day of January, 2015.

INFRAREDX, INC.

/s/ Donald Southard
Donald Southard President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald Southard Donald Southard	President, Chief Executive Officer and Director (Principal Executive Officer)	January 14, 2015

/s/ Michael Guarasci Michael Guarasci	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 14, 2015

*	Chairman of the Board of Directors	January 14, 2015
James Muller, M.D.

*	Director	January 14, 2015
William Holland

*	Director	January 14, 2015
Kenneth Jones

*	Director	January 14, 2015
Robert McNeil, Ph.D.

*	Director	January 14, 2015
Timothy Mills, Ph.D.

*	Director	January 14, 2015
William Priest

*	Director	January 14, 2015
Yoshio Ujihara

*By:	/s/ Donald Southard
Donald Southard, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1#	Fifteenth Amended and Restated Certificate of Incorporation of Infraredx, Inc., as amended and as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.
3.3#	By-laws of Infraredx, Inc., as currently in effect.
3.4†	Form of Amended and Restated Bylaws to be effective upon the closing of this offering.
4.1#	Form of common stock certificate of the Registrant.
4.2#	Ninth Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated November 12, 2014.
5.1†	Opinion of Cooley LLP.
10.1#	Northwest Park Lease by and between Registrant and The Trustees of N.W. Building 18 Trust dated August 1, 2005, as amended.
10.2+#	Amended and Restated 1999 Stock Option and Incentive Plan and Forms of Incentive Stock Option Agreement and Non-Qualified Option Agreement thereunder.
10.3+†	Form of 2015 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.4+†	Intentionally omitted.
10.5+†	Form of Indemnification Agreement by and between Registrant and each of its directors and executive officers.
10.6+#	Offer Letter Agreement by and between Registrant and Donald Southard dated January 14, 2011.
10.7+#	Offer Letter Agreement by and between Registrant and James Muller, M.D. dated February 20, 2007.
10.8+#	Offer Letter Agreement by and between Registrant and Michael E. Guarasci dated November 19, 2012.
10.9+#	Offer Letter Agreement by and between Registrant and Jason M. Bottiglieri dated August 10, 2011, as supplemented by the Addendum to Existing Employment Agreement dated March 22, 2013.
10.10+#	Offer Letter Agreement by and between Registrant and Steven Chartier dated April 1, 2009.
10.11+#	Offer Letter Agreement by and between Registrant and Grant Frazier dated March 3, 2010.
10.12+#	Offer Letter Agreement by and between Registrant and Stephen Sum dated December 6, 2011.
10.13*#	International Distribution Agreement by and between Registrant and Nipro Corporation dated March 30, 2012.
10.14#	Second Amended and Restated Loan and Security Agreement by and among Registrant, General Electric Capital Corporation and certain other parties named therein dated November 12, 2014.
16.1#	Letter from McGladrey LLP to the Securities and Exchange Commission dated November 12, 2014.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	Consent of McGladrey LLP, independent registered public accounting firm.
23.3†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1#	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

#	Previously filed.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portion have been filed separately with the Securities and Exchange Commission.